Total # of Pages: 108
Total # of Exhibits: 1
Exhibit Index: p2

000001

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03035689

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2003 (Fourth Filing)

Commission File Number: 0-28800

PE 10-1-03

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Attached to the Registrant's Form 6-K Filing for the month of October 2003, and incorporated by reference herein, is:

Exhibit No.	Description	Page
1.	Durban Roodepoort Deep Annual Report 2003.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
Andrea Townsend
Company Secretary

Dated: October 23, 2003

Exhibit 1

Durban Roodepoort Deep, Limited
Annual Report 2003



Durban Roodepoort Deep, Limited

Contents

Corporate profile

Durban Roodepoort Deep, Limited ("DRD") is a dynamic, driven and independent gold mining company. Established in 1895, it is based in South Africa, with substantial operations and the extensive, brownfields Argonaut Project in that country. In addition, it has an operation in Papua New Guinea, and a 19.81% minority interest in Emperor Mines Limited of Australia. DRD's mission is to remain independent and to focus on extending ore reserve life safely and profitably.

Gold is DRD's main product, derived both from deep-level and opencast gold mining, and from the retreatment of surface material. The current operations have been amalgamated and acquired since 1997. Production has risen from under 100 000 ounces a year to 1.1 million ounces during this time. DRD now ranks as fifth largest in terms of gold production in South Africa and 12th internationally.

The company's attributed mineral resource base as at June 30, 2003 was 589.8 million tonnes, containing 63.9 million ounces. Attributed mineral reserves were 131.4 million tonnes, containing 15.8 million ounces of proved and probable gold. Attributed underground mineral reserves comprised 14.4 million ounces.

In July 2002, DRD concluded an historic transaction, which placed the company at the forefront of black economic empowerment in South Africa, when it sold 60% of its Crown Gold Recoveries ("CGR") operation to Khumo Bathong Holdings (Pty) Ltd ("KBH"). The partnership between DRD(40%) and KBH(60%) made further inroads into the South African gold market when it acquired the East Rand Proprietary Mines Limited ("ERPM") for R100 million in October of 2002.

ERPM has an attributed mineral resource of 3.4 million ounces and mineral reserve of 0.8 million ounces.

In November 2002, DRD managed to raise US$66 million through the issue of a convertible loan notes. The majority of the proceeds will be used for capital expenditures to upgrade and improve our metallurgical plants and expand our mining operations, acquisition of gold producing businesses or companies and mineral exploration and resource evaluation in South Africa.

With this in mind, DRD acquired the minority interest in Emperor Mines Limited, which owns and operates the Vatukoula gold mine in Fiji. Emperor currently has 1.0 million ounces in reserves and 3.6 million ounces in resources. DRD has appointed two directors to the board of Emperor.

The market capitalisation of this growth-orientated company as at June 30, 2003 was approximately US$464 million.

DRD's South African interests comprise:

- Blyvooruitzicht Mine;
- the North West Operations (Hartebeestfontein and Buffelsfontein Mines);
- 40% of Crown Gold Recoveries and East Rand Proprietary Mines; and
- The brownfields Argonaut Project.

DRD's operation in Papua New Guinea is the Tolukuma Mine.

DRD is a public company with its primary listings on the Johannesburg and Australian Stock Exchanges and secondary listings on NASDAQ, the London Stock Exchange and the Paris and Brussels Bourses. The company's shares are also traded on the Regulated Unofficial Market of the Frankfurt Stock Exchange and the Berlin and Stuttaart Stock OTC Markets.

Financial highlights

		2003	2002	% change
Gold				
Attributable production	(thousand ounces)	870	1 027	-15
Average spot price	(US$ per ounce)	334	296	+13
Average price received	(US$ per ounce)	336	253	+33
Average cash cost	(US$ per ounce)	303	212	+43
Revenue	(R million)	2 409	2 639	-9
Operating profit from gold	(R million)	92	278	-67
Profit/(loss) after tax	(R million)	371	(511)	+173
Basic profit/(loss) per share	(R cents)	202	(316)	+164
Total assets	(R million)	1 817	1 615	+13
Proved and probable mineral reserves	(million ounces)	15.8	16.3	-3
Net asset value per share	(R cents)	248	247	-
Market price per share	(R cents)	1 930	4 299	-55
Market price per share	(US$)	2.52	4.25	-41
Ordinary shares in issue June 30, 2003		184 222 073	177 173 485	+4
Market capitalisation	(R billion)	3.6	7.6	-53
Market capitalisation	(US$ million)	464	753	-38


Market capitalisation
8000
7000
6000
5000
4000
3000
2000
1000
0
800
700
600
500
400
300
200
100
0
1999
2000
2001
2002
2003
R million
US$ million
R million
US $ million


Gold price
110000
100000
90000
80000
70000
60000
50000
40000
390
370
350
330
310
290
270
250
R/kg
Jul-03
Jul-04
Jul-05
Jul-06
Jul-07
US$/oz
Monthly R/kg gold price
Monthly London PM fix US$/oz

Chairman's statement

This year was definitely a year of two halves, with the divide being marked by an abrupt change in South African Reserve Bank exchange rate policy. While the dollar gold price continued its upward trend, the local gold price declined 23% over the year in Rand terms. Against the euro, the rand strengthened by 15% as high domestic interest rates attracted short-term capital into the country. While many commentators believe that the rand is as overvalued today as it was undervalued some two years ago, and the volatility and uncertainty caused by a near doubling of the exchange rate make long-term mine planning extremely difficult. The need for some sense of balance is evident, especially in a developing country where employment and social upliftment are priorities. The effect on DRD is illustrated by the fact that we earned R371 million for the year – no mean feat as this is nearly equivalent to the entire market capitalisation of the company some two years ago.

Indeed, the first half of the year now seems like a false dawn, as we set about the rejuvenation of DRD. Having thrown off the oppressive mantle of our hedgebook and completed a ground-breaking black economic empowerment ("BEE") transaction, we went on to raise US$66 million by way of convertible loan notes. The proceeds from this were earmarked to increase our gold production and ore reserves, and to lower costs.

With these successes under our belt, we set our strategy for improving cash flow from our South African mines and growth in Australasia. Then we hit the brick wall of rand strength. Since the end of September 2002, the gold price in rand terms has fallen by more than 20% which, for a marginal miner like DRD, represented the margin – all of this at a time when the dollar gold price has been relatively strong.

Our Blyvooruitzicht mine ("Blyvoor", which incorporates the Doornfontein lease area) has become the mainstay of the company, with a mine life in excess of 20 years. This has been achieved by gradually rehabilitating the infrastructure and a diligent approach to opening up old areas, thus increasing the reserves available for mining.

At Crown, which is now part of our BEE joint venture, gold production was on target at 141 000 ounces for the year, achieving a profit margin of US$77 per ounce. This served to underpin our new BEE initiative. Crown acquired the adjacent ERPM mine in October 2002, and despite setbacks such as strikes and underground fires, the turnaround of this operation is well underway. The potential for ERPM has been highlighted by a doubling of the reserve base to 2.0 million ounces of contained gold.

The dramatic change in the fortunes of our South African operations has taken its toll on our capital investment programmes. We had planned to invest R143 million this year. In reality, that was reduced to R121 million. Our programme for the 2003/2004 year was to have been nearly double this amount, but now all capital spending decisions are on hold pending a weakening of the rand.

Similarly, any decision to pay a dividend has had to be postponed for the time being.

We have, however, been able to sustain our reserve base despite the currency weakness, and ore reserves remain at just under 16 million ounces of gold contained.

The most challenging issue facing the company at the moment is the future of the North West Operations, comprising the Harties and Buffels mines. Despite several changes of management, the Harties side of this division has continued to disappoint. This has been due to external factors such as fires, power cuts and seismicity. Meanwhile surface sources – the open pits and old rock dumps – dwindled during the year, aggravating the shortfall to the plants. The medium grade project, which was based on the new mid-shaft loading on 6 Shaft, was rendered uneconomic due to poor grades and the lower rand gold price. Consequently, the North West Operations lost R63 million in the second half of the year.

Despite a relatively healthier cash and balance sheet performance, we cannot tolerate loss-makers in the hope that the exchange rate will turn around. Therefore, the North West operations were placed under review on July 21, 2003 and given 60 days to agree an economically viable plan with the workforce. While numbers employed had been dropping, it was felt necessary to introduce a more radical rightsizing to restore profitable production. This plan will concentrate production on the higher grade areas of the mine, rationalise surface treatment plant, and accelerate development to new reserves. In doing so, management believes it can preserve the operation's life of 15 years and preserve the option of accessing substantial marginal reserves at higher gold prices.

Chairman's statement

Our Tolukuma mine in Papua New Guinea was not affected by the Rand's strength of course, and it continued to achieve its turnaround. In the last quarter, this small high grade mine posted margins of more than 40% and contributed a greater cash flow than all of our South African operations put together. This strikes home the importance of diversification and the need for DRD to develop lower cost production which, by necessity, will come from overseas.

South Africa got a new Mineral and Petroleum Resources Development Act during the year, which also ushered in a Broad Based Socio-Economic Empowerment Charter and a draft Royalty Bill. While the need for new legislation is founded on sound regulatory and economic bases, the interpolation of social objectives has caused some uncertainty among overseas investors. Providers of capital pay scant regard for national policies, and while many will sympathise with the need to redress the "sins of the past", the South African mining industry will have to demonstrate that these changes can lead to greater competitiveness. Certainly, several of the targets in the Charter should achieve this, but, the separate draft Royalty Bill, which proposes a revenue royalty will not. A revenue royalty, if imposed, would undoubtedly sterilise reserves, undermine the objectives of the new Minerals Act and raise barriers to entry for new empowerment players.

Pursuing Australasian growth, we acquired a 19.81% stake in Emperor Mines Limited, which mines the Vatukoula orebody in Fiji. Emperor has embarked on a A$76 million expansion which is targeted to increase annual gold production to 180 000 ounces by 2004/2005. The mine, which has been in continuous operation for 70 years, mines 46 geological structures containing resources of 7.0 million ounces of gold.

Your board has embarked on a shareholder value recovery programme in order to recoup some of the financial abuses committed by former directors and officers who were mainly involved in related party transactions. All of our claims have now been upheld by the courts and actions taken where appropriate. The defendants in this litigation have responded with a concerted public relations campaign – at times derogatory and abusive – to demoralise the company. This has not shaken your board's resolve to continue with its valid actions and to practice sound corporate governance principles, however uncomfortable this may be for the other parties.

We ended the year with a much sounder balance sheet and cash position. Shareholders' equity improved to R456 million and cash and receivables at year end amounted to R332 million.

Basic earnings per share moved from a loss of 316 cents to a positive figure of 202 cents.

The turnover of DRD shares on its principal exchange, NASDAQ, has continued to grow despite the strong Rand having lessened the correlation to the gold price. We now have more than 50 000 US shareholders and we turned over nearly 400% of our issued capital. This is a phenomenal performance and has made "DROOY" one of the most successful ADR programmes ever launched. This resulted in the stock's inclusion in the Philidelphia Gold Index with effect from August 18, 2003.

We have said farewell to Frik Coetzee as operations director, and Nick Goodwin as a non-executive director. There were two high profile departures in March, when Mrs Maryna Eloff and Mrs Benita Morton, company secretary and legal adviser respectively, chose to side with the Kebble family in a manner most damaging to the company.

On a more positive note, we have invited both Deon van der Mescht and Anton Lubbe to become alternate directors to myself and Ian Murray. I intend splitting the roles of Chairman and CEO in November 2003.

The strength of the Rand has set us a new challenge to restore our competitiveness, which we can achieve by reducing costs and because of the grade flexibility in our ore reserves. We will continue to build on our success at Tolukuma with the addition of further low cost ounces in that region. Since we have substantially complied with the transfer of ownership into empowerment hands by our joint venture at Crown, we are well positioned to continue to grow our South African reserve base.

DRD is a far stronger business today, both in the quality of its management team and in its financial position. It is tough at present and it may get tougher, but for DRD it has always been that way. We are as up to the new challenges, as we were to the old.



Mark Wellesley-Wood
Chairman and CEO

Directorate and management

Executive directors

Mark M Wellesley-Wood (52)
Chairman and chief executive officer
BSc (Mining Engineering), MBA, C Eng.
Appointed May 2000

Mr Wellesley-Wood is a qualified mining engineer and has 24 years' experience in corporate finance, specialising in raising finance for mining companies and as a stockbroker.

Ian L Murray (37)
Deputy chief executive officer and chief financial officer
CA (SA), Advanced Tax Certificate
Appointed July 2000

Mr Murray is a chartered accountant and has 11 years' experience specialising in the fields of corporate finance and gold hedging and trading.

Non-executive directors

David C Baker (44)
Non-executive director
BSc (Mineral Engineering), MSc (Mineral Production Management)
Appointed January 2002

Mr Baker is a qualified metallurgist and has 16 years' experience as mining analyst and portfolio manager.

Geoffrey C Campbell (42)
Non-executive director
BSc Hons (Geology with Geophysics)
Appointed March 2002

Mr Campbell is a qualified geologist and has 16 years' experience as a mining analyst and senior fund manager.

Robert P Hume (63)
Non-executive director
CA (SA)
Appointed October 2001

Mr Hume is a chartered accountant and has 41 years' experience as an auditor.

Moltin P Ncholo (40)
Non-executive director
BA Law, LLM, PhD (Law)
Appointed March 2002

Dr Ncholo is an advocate of the High Court of South Africa and chairman of Khumo Bathong Holdings (Pty) Limited.

Alternate directors

Anton Lubbe (44)
Alternate director and divisional director new business
BSc (Mining Engineering), MBA
Appointed June 2003

Mr Lubbe is a qualified mining engineer and has 18 years' experience in the mining industry.

Deon T van der Mescht (40)
Alternate director and divisional director South African Operations
National Higher Diploma in Metalliferous Mining
Appointed June 2003

Mr van der Mescht has more than 20 years' experience in the mining industry.

Divisional directors

Grant Dempsey (43)
Divisional director joint venture

Jacob H Dissel (45)
Divisional director finance and acting company secretary

Johann Engels (50)
Divisional director group human resources

Richard Johnson (44)
Divisional director Australasia

Senior management

Jacobus J Barnard (41)
Acting general manager Blyvooruitzicht

William T Beer (51)
Chief administration officer

Aletta Beyers (29)
Manager treasury

David J Botes (46)
Group enterprise risk manager

Barry de Blocq van Scheltinga (40)
Industrial relations manager

Ilja D Graulich (31)
General manager investor relations

Mehran Nohajer (38)
General manager Tolukuma

Daniel J Pretorius (36)
Group legal advisor

Stephanus A Louwrens (46)
General manager ERPM

Charles M Symons (49)
General manager Crown

Christiaan A Vermeulen (40)
General manager North West Operations

Directors' report

Nature of business

The company was incorporated on February 16, 1895 and operates gold mines in South Africa and Papua New Guinea. The company does not have a major or controlling shareholder and is managed by its directors on behalf of its shareholders.

The company is listed on the Johannesburg Securities Exchange in South Africa as well as on NASDAQ, the London Stock Exchange, the Paris Bourse, the Brussels Bourse, the Australian Stock Exchange, the OTC Market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Mining rights and property

A schedule detailing the company's mining rights and property is available from the company's registered address.

Share capital

Full details of authorised, issued and unissued share capital of the company as at June 30, 2003 are set out in the notes to the financial statements on page 59 of this report.

The control over the unissued shares of the company is vested in the directors, in specific terms as regards allotments in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, as amended, and the allotment for shares for cash and in general terms as regards all other allotments.

The authorities granted to directors in respect of control over unissued shares expire on the date of the annual general meeting of members to be held on November 28, 2003. Members, therefore, will be requested to consider resolutions at the forthcoming annual general meeting, placing under the control of the directors the then remaining unissued ordinary shares not required for purposes of the share option scheme.

During the financial year, a total of 2 253 699 new ordinary no par value shares were issued as a result of employees exercising their options under the Durban Roodepoort Deep (1996) Share Option Scheme.

Shares issued for cash

The following ordinary no par value shares were issued for cash under the general authority granted to directors:

Date of issue	Number of shares	Issue price	Issued to
July 2, 2002	4 794 889	R14.19	Khumo Bathong Holdings (Pty) Ltd

As at June 30, 2003, there was no shareholder who held a beneficial interest (in excess of 5%) of the company's issued share capital.

Directorate

The following changes have been made to the board of directors since July 1, 2002:

Appointments	Date
JH Dissel	January 29, 2003
DT van der Mescht	June 30, 2003
A Lubbe	June 30, 2003

Resignations	Date
FC Coetzee	April 24, 2003
JH Dissel	June 30, 2003
N Goodwin	January 29, 2003

In accordance with the provisions of the company's articles of association, Messrs MM Wellesley-Wood, IL Murray and RP Hume retire at the forthcoming annual general meeting. They are eligible and have offered themselves for re-election.

Details of directors' service contracts

Director	Date of appointment	Unexpired term of directors' service contract
MM Wellesley-Wood	2000	4 months
IL Murray	2000	15 months
RP Hume	2001	16 months
DC Baker	2002	19 months
GC Campbell	2002	24 months
MP Ncholo	2002	21 months

There were no conflicting interests of the directors during the year and up to the date of notice of the annual general meeting.

Directors' emoluments are listed on page 9.

Share option scheme

The Durban Roodepoort Deep (1996) Share Option Scheme (" the Scheme") is used as an incentive tool for 111 executive and senior employees whose skills and experience are recognised as being essential to the company's performance. The number of issued and exercisable share options is approximately 3.4% of the issued ordinary share capital which is within the international accepted guideline of 3 – 5% for such schemes.

In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realised on the exercise of their options.

In the past financial year, the directors have exercised 795 268 share options. Details of share options held by directors are listed on page 8.

Over the same period the directors' share option gains were R17.6 million, compared to R59.5 million in the previous financial year.

The directors have issued options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme. The following summary is included in this report as required in terms of the rules of the Scheme:

	2003	2002
Balance of options available for allocation as at the beginning of the financial year	**20 025 871**	10 678 707
Number of options granted during the current financial year	**(3 113 500)**	(4 678 370)
Number of options lapsed during the financial year	**1 303 566**	710 266
Additional options available as a result of an increase in issued share capital during the current financial year	**848 331**	2 648 236
Number of options exercised during the current financial year and available for re-allotment	**2 292 361**	10 667 032
Balance and options available for allocation as at the end of the financial year	**21 356 629**	20 025 871

Directors' report

Share option gains

Executive directors	MM Wellesley-Wood	IL Murray	FC Coetzee	JH Dissel
Opening balance				
Number	905 309	677 671	297 789	135 696
Ave strike price (R per share)	12.53	12.08	12.57	17.34
Granted during the year				
Number	423 600	242 900	180 600	64 600
Ave strike price (R per share)	23.01	23.22	23.54	19.05
Exercised during the year				
Number	395 244	270 500	25 000	30 524
Ave strike price (R per share)	10.42	9.45	7.26	13.26
Pre-tax gain at date of exercise				
– R'000 value	7 913	6 688	361	534
– Ave price exercised (R per share)	30.44	34.17	21.86	31.00
Lapsed during the year				
Number	–	–	–	–
Ave strike price (R per share)	–	–	–	–
Held as at June 30, 2003				
Number	933 665	650 071	453 389	169 772
Ave strike price (R per share)	18.30	17.34	17.23	18.13

Non-executive directors	DC Baker	GC Campbell	N Goodwin	RP Hume	MP Ncholo	Senior* management
Opening balance						
Number	60 000	20 000	155 000	48 750	20 000	513 182
Ave strike price (R per share)	14.05	18.61	8.29	12.52	18.61	10.58
Granted during the year						
Number	21 800	22 900	10 700	23 900	18 500	317 900
Ave strike price (R per share)	23.01	22.82	29.10	23.55	23.72	22.52
Exercised during the year						
Number	–	–	70 000	4 000	–	139 998
Ave strike price (R per share)	–	–	7.49	7.26	–	10.01
Pre-tax gain at date of exercise						
– R'000 value	–	–	2 042	104	–	3 636
– Ave price exercised (R per share)	–	–	36.84	33.25	–	36.23
Lapsed during the year						
Number	–	–	95 700	–	–	–
Ave strike price (R per share)	–	–	11.21	–	–	–
Held as at June 30, 2003						
Number	81 800	42 900	–	68 650	38 500	691 084
Ave strike price (R per share)	16.44	20.86	–	16.67	21.07	16.18

* Senior management comprises the five most highly remunerated senior employees.

Directors' interest in shares

The interest of the directors in the ordinary share capital of the company at June 30, 2003 was as follows:

	June 30, 2003			June 30, 2002		
	Beneficial Direct	Indirect	Non-beneficial	Beneficial Direct	Indirect	Non-beneficial
Executive directors						
MM Wellesley-Wood	200 244	–	–	105 000	–	–
IL Murray	531 808	–	–	306 308	–	–
FH Coetzee				297 789	–	–
	732 052	–	–	709 097	–	–
Non-executive directors						
MP Ncholo	–	4 794 889	–	–	–	–
RP Hume	–	4 000	–	–	–	–
DC Baker	–	900 000	–	60 000	1 450 000	–
GC Campbell	–	–	–	–	–	–
N Goodwin				569	–	–
	–	5 698 889	–	60 569	1 450 000	–
Alternate directors						
DT van der Mescht	–	–	–	–	–	–
A Lubbe	–	–	–	–	–	–
Total	732 052	5 698 889	–	769 666	1 450 000	–

Directors' emoluments

	Board fees R'000	Salary R'000	Bonuses and performance related payments R'000	Pension/ provident scheme contributions R'000	Restraint of trade amortisation R'000	Retirement package R'000	Total R'000
Executive directors							
MM Wellesley-Wood	–	4 631	1 563	–	–	–	6 194
IL Murray	–	2 133	1 082	505	85	–	3 805
FC Coetzee (resigned)	–	2 090	256	–	–	3 410	5 756
JH Dissel (resigned)	–	635	–	29	–	–	664
	–	9 489	2 901	534	85	3 410	16 419
Non-executive							
N Goodwin (resigned)	145	–	–	–	–	–	145
RP Hume	223	–	–	–	–	–	223
DC Baker	198	–	–	–	–	–	198
GC Campbell	227	–	–	–	–	–	227
MP Ncholo	150	–	–	–	–	–	150
	943	–	–	–	–	–	943

Directors' report

Subsidiaries

The following information relates to the company's financial interest in its subsidiaries:

	Issued ordinary share capital		Shares at cost less provisions	Effective date of acquisition	Indebtedness net of provisions
	No of shares	% held	R'000		R'000
South Africa					
Argonaut Financial Services (Pty) Ltd	100	100	–	1 Oct 1997	(689)
Blyvooruitzicht Gold Mining Company Ltd	50 772 971	100	120 587	15 Sep 1997	52 119
Buffelsfontein Gold Mines Ltd	13 000 360	100	285 854	15 Sep 1997	117 062
Crown Consolidated Gold Recoveries Ltd	51 300 000	100	–	14 Sep 1998	(167 519)
East Champ d'Or Gold Mine Ltd	7	100	–	1 Apr 1996	–
Rand Leases (Vogelstruisfontein) Gold Mining Company Ltd	2 963 000	100	–	1 Jan 1996	(42 092)
Roodepoort Gold Mine (Pty) Ltd	1	100	–	1 Jan 1996	–
Stand 752 Parktown Extension (Pty) Ltd	10	100	1 150	1 Nov 1998	4 819
West Witwatersrand Gold Holdings Ltd	99 900 000	100	–	1 Apr 1996	(27 111)
Australasia/International					
Dome Resources NL	142 619 074	100	84 000	1 Apr 2000	23 859
DRD Australasia (Pty) Ltd	100	100	–	15 Nov 1999	–
DRD International APS	125	100	–	28 Apr 1999	–
DRD Australia APS	130	100	–	26 Jan 1999	–
DRD (Isle of Man) Ltd	1 601	100	51 950	5 Mar 1999	85 046
Total			543 541		45 494

Financial statements and results

Financial figures presented in the directors' report are stated in South African rands and to the nearest R1 000.

The consolidated financial statements include the results and financial position of the company and its subsidiaries since the effective dates of acquisition.

The financial position, results of operations and cash flow information of the company are presented in the attached financial statements. The annual financial statements have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). They are based on appropriate accounting policies which have been consistently applied except for the adoption of AC133 during the year, and which are supported by reasonable and prudent judgement and estimates. The annual financial statements have been prepared on a going concern basis and the directors are of the opinion that the company's assets will realise at least the values at which they are stated in the balance sheet.

Overall performance

The group recorded an operating profit from gold of R91.9 million for the financial year. Total attributable gold production was down 15% to 27 067 kilograms (870 235 ounces). This is mainly due to the sale of 60% of Crown Gold Recoveries (Pty) Ltd ("CGR") to Khumo Bathong Holdings (Pty) Ltd on July 1, 2002.

The dollar gold price traded between US$302 and US$382 per ounce during the financial year. This, together with the appreciation of the rand in the second half of the financial year, significantly reduced the price of gold in rand terms from a high of R109 948 per kilogram to a low of R76 950 per kilogram during the year.

Unit cost of sales, comprised of cash cost, depreciation of assets, retrenchment cost, provision for rehabilitation cost and changes in gold inventory, increased from R73 876 per kilogram (US$226 per ounce) to R93 926 per kilogram (US$323 per ounce).

The directors continually re-appraise the carrying value of the group's assets and make the appropriate adjustments as required. In the current year, the company raised an impairment charge against the open-pit at North West operations (R11.9 million), the assets at Duff Scott Hospital (R0.6 million), the No. 6 Shaft at the North West operation (R35.5 million) and certain loans to CGR of R85.0 million.

Changes in business

During the year DRD sold 60% of CGR to Khumo Bathong Holdings (Pty) Ltd with effect from July 1, 2002. DRD also entered into an agreement to sell the assets of West Witwatersrand Gold Mines Limited to Mogale Gold (Pty) Ltd. The sale of these assets was effective from July 21, 2003.

An agreement between DRD and New Era Diggers (Pty) Ltd was also concluded on June 12, 2003 for the sale of the unused mining assets of the old DRD section.

Capital expenditure

Capital expenditure for the financial year amounted to R121 million compared to R83 million the previous year. Assets which do not conform to the company's core business were disposed of and cash of R17 million (2002: R14 million) was generated through this.

During the year the company raised US$66 million for its growth initiative, Project Boost, by issuing US$66 million of 6% senior convertible loan notes due in 2006. The notes will be converted into (i) ordinary shares or (ii) in specified circumstances, American Depository Shares ("ADSs") representing ordinary shares, initially at an exchange ratio equal to one ADS per ordinary share. Each US$1 000 principal amount of notes may be converted into 266.6667 ordinary shares, subject to adjustment upon the occurrence of specified events.

Gold production (Imperial) Durban Roodepoort Deep operations		Year ended June 2003	Year ended June 2002
South Africa			
Underground			
Ore milled	– t'000	3 743	3 347
Gold produced	– troy ounces	587 296	637 035
Yield	– ounces/ton	0.157	0.190
Surface treatment			
Ore milled	– t'000	8 962	11 512
Gold produced	– troy ounces	137 604	179 785
Yield	– ounces/ton	0.015	0.016
Papua New Guinea			
Ore milled	– t'000	177	184
Gold produced	– troy ounces	68 096	71 955
Yield	– ounces/ton	0.385	0.391
Total			
Ore milled	– t'000	12 882	15 043
Gold produced	– troy ounces	792 996	888 775
Yield	– ounces/ton	0.062	0.059
Attributable production			
Crown Gold Recoveries (1)			
Ore milled	– t'000	4 884	12 297
Gold produced	– troy ounces	77 239	138 665
Yield	– ounces/ton	0.016	0.011
Total attributable			
Ore milled	– t'000	17 766	27 340
Gold produced	– troy ounces	870 235	1 027 440
Yield	– ounces/ton	0.049	0.036

Directors' report

Gold production (Metric) Durban Roodepoort Deep operations		Year ended June 2003	Year ended June 2002
South Africa			
Underground			
Ore milled	– t'000	3 396	3 039
Gold produced	– kg	18 267	19 814
Yield	– g/tonne	5.38	6.52
Surface treatment			
Ore milled	– t'000	8 133	10 444
Gold produced	– kg	4 280	5 592
Yield	– g/tonne	0.53	0.54
Papua New Guinea			
Ore milled	– t'000	162	165
Gold produced	– kg	2 118	2 238
Yield	– g/tonne	13.07	13.56
Total			
Ore milled	– t'000	11 691	13 648
Gold produced	– kg	24 665	27 644
Yield	– g/tonne	2.11	2.03
Attributable production			
Crown Gold Recoveries (1)			
Ore milled	– t'000	4 431	11 157
Gold produced	– kg	2 402	4 313
Yield	– g/tonne	0.54	0.39
Total attributable			
Ore milled	– t'000	16 122	24 805
Gold produced	– kg	27 067	31 957
Yield	– g/tonne	1.68	1.29

(1) Durban Roodepoort Deep, Limited sold 60% of CGR on July 1, 2002 and manages the operations on behalf of the shareholders. CGR included ERPM production with effect from November 1, 2002.

During the period December 2002 to January 2003, DRD acquired 19.81% in Emperor Mines Limited. On an annualised basis, DRD attributable gold production from investments would be:

		Year ended June 2003	Year ended June 2002
Metric			
Ore milled	– t'000	16 227	24 805
Gold produced	– kg	27 773	31 957
Yield	– g/tonne	1.71	1.29
Imperial			
Ore milled	– t'000	17 861	27 340
Gold produced	– oz	892 934	1 027 440
Yield	– ounces/ton	0.050	0.036

Events after balance sheet

We refer you to Note 24 on page 78.

Corporate governance statement

The board of directors believes that corporate governance is about how we exercise best business practice throughout our organisation. It is the means by which we enhance our organisational performance and deliver value to shareholders and stakeholders alike. The systems that we have put in place serve to enhance transparency and accountability by providing checks and balances throughout our organisational structure.

We are committed to high standards of corporate governance throughout the group and we support the principles set out in the King II Report.

The company is registered with the Securities and Exchange Commission ("SEC") in the United States of America and its ordinary shares are quoted on NASDAQ SmallCap Market in the form of an American Depositary Receipts Programme administered by the Bank of New York. Accordingly, DRD is bound by the Sarbanes-Oxley Act of 2002 and is instituting the policies and procedures necessary for implementing the requirements of that Act.

The board of directors

The board of directors comprises two executive, four non-executive and two alternate directors, whose details are set out in this report..

The board recognises its responsibility to retain full and effective control over the company. The board meets on a quarterly basis with additional meetings being arranged when necessary to establish, review and implement strategy and also to review operational and financial performance.

The board further authorises acquisitions, disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration in terms of its terms of reference. The board approves the annual budgets for the various operational units.

The roles of chairman and chief executive officer currently vest in the same person but it is intended to split the roles in November 2003.

The board reviews practices for the monitoring of executive management and ensures that decisions on material matters are in the hands of the board. The board approves all terms of reference for the various sub-committees of the board, including special committees tasked to deal with specific issues.

All directors are subject to retirement by rotation and re-election by shareholders in accordance with the company's Articles of Association. In addition, all directors are subject to re-election at the first annual general meeting following their appointment. The board as a whole approves the appointment of new directors.

While the executive directors are involved with the day-to-day management of the company, the non-executive directors are not, nor are they full-time salaried employees.

The directors have access to the advice and services of the company secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the company at the company's expense, should they believe that course of action would be in the best interest of the company.

Information regarding directors' remuneration and share options, as well as their interest in the issued ordinary share capital of the company, are set out in full on pages 8 and 9 of this report.

Corporate governance statement

Details of attendance by directors at the four board meetings held during the financial year.

	July 23, 2002	October 22, 2002	January 28, 2003	April 24, 2003
Executive directors				
MM Wellesley-Wood	✓	✓	✓	✓
FC Coetzee	✓	✓	✓	–
IL Murray	✓	✓	✓	✓
JH Dissel	–	–	–	✓
Non-executive directors				
DC Baker	✓	✓	✓	✓
N Goodwin	✓	✓	✓	–
RP Hume	✓	✓	✓	✓
GC Campbell	✓	✓	✓	✓
MP Ncholo	✓	✓	✓	✓

Board committees

The following standing committees have been established to enable the board to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process.

Executive committee

The executive committee reviews current operations in detail, develops strategy and policy proposals for consideration by the board and implements its directives. The committee meets on a weekly basis and when members are not able to attend personally, telephonic facilities are made available to include them in relevant proceedings and permit participation in decisions and conclusions reached.

The committee comprises: MM Wellesley-Wood ; IL Murray ; WT Beer ; JH Dissel ; J Engels ; ID Graulich ; G Dempsey ; DT van der Mescht and A Lubbe.

Audit committee

RP Hume (chairman); DC Baker; GC Campbell

To assist the board in discharging its responsibilities to maintain financial controls, the audit committee meets quarterly with the external auditors, the company's internal audit practitioner and the chief financial officer to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The audit committee pre-approves all services provided by external auditors. The group risk manager assists the audit committee in reviewing hedging, health and safety, environmental and insurance matters.

The company's external and internal auditors have unrestricted access to the chairman of the audit committee. All important findings arising from audit procedures are brought to the attention of the committee, and, if necessary, to the board.

Remuneration committee

GC Campbell (chairman); DC Baker

The remuneration committee approves all remuneration policies of the company as well as the terms and conditions of executive directors and officers. Items considered by the the committee include salaries, performance-based incentives and other benefits. The committee further considers and approves the eligibility and performance measures of the Durban Roodepoort Deep (1996) Share Option Scheme applicable to directors and senior management. The committee meets as and when required.

Annual financial statements

The directors are required by the South African Companies Act, 1973, to maintain adequate accounting records and to prepare annual financial statements which fairly represent the state of affairs of the company at the end of the financial year, and the results of operations and cash flows for the year, in conformity with South African Statements of Generally Accepted Accounting Practice ("SA GAAP").

To comply with requirements for reporting by non-US companies registered with the SEC, the company prepares a set of financial statements (Form 20-F) in accordance with US Generally Accepted Accounting Principles ("US GAAP"). This report will be available from the Bank of New York to holders of the company's securities listed in the form of American Depository Shares on the NASDAQ SmallCap Market on the worldwide web at www.sec.gov. A condensed consolidated income statement, balance sheet, statement of cash flows and brief financial notes based on US GAAP are included on pages 79 to 83 in this report. A condensed reconciliation between SA GAAP and US GAAP is supplied as supplementary information (page 84).

Risk management and internal control

The management of risk involves all significant business and operational risks which could undermine the achievement of business objectives. The company has embarked on a risk management initiative in the DRD group, directed by the audit committee. The initiative is co-ordinated by a dedicated group risk manager. Following the release of the King II Report, containing minimum practices to be adopted, the risk manager has formulated a risk corporate governance structure which has been approved by the audit committee.

The significant risks facing the group and individual operations have been identified and will be updated regularly through a process where all the operations are involved in work groups and individual sessions. The results of these are also presented and discussed with feedback to the executive committee forums of each operation by every person responsible for specific risks. The inherent impact of these risks, together with the controls and their effectiveness are monitored at operational as well as corporate level. The risk manager reports the results of the risk evaluation and control effectiveness on a quarterly basis to the audit committee.

The internal audit function is contracted out and is designed to respond to management's requirements, while maintaining an appropriate degree of independence to render impartial and unbiased judgements in performing its service. The internal audit practitioner reports at every quarterly audit committee meeting.

Stakeholder communication

The board strives to present a balanced and understandable assessment of the company's position, addressing material matters of significant interest and concern to stakeholders.

International media, analyst and investor briefings are held when the company's results are announced at quarterly intervals. The company has a website containing up-to-date information. Shareholders and members of investment communities around the world may direct their comments and questions on issues concerning the company to the general manager investor relations, whose contact details appear in this report.

Share dealings

The company operates a "closed period" prior to the publication of its quarterly results during which directors and officers of the company may not deal in its shares. Where appropriate, this "closed period" is also extended to include other "sensitive" periods.

Directors are required to disclose all dealings in the company's shares by them and their concert parties to the company secretary, in line with regulatory and governance requirements.

Corporate governance statement

Employee participation

The company employs a variety of participating structures on issues that affect employees directly and materially, and that are designed to achieve good employer/employee relations through effective sharing of relevant information, consultation and the identification and resolution of conflicts. These structures embrace goals relating to productivity, career security and identification with the company. An employment equity programme forms part of the company's training and business plan.

Safety

Durban Roodepoort Deep, Limited is committed to ensuring a safe and healthy environment for all of its employees. This financial year has been marked by a pronounced improvement in safety trends for the group, attributable to a systems approach to safety management attained through the introduction of the National Occupational Health and Safety Association ("NOSA") system at all South African operations.

Nevertheless, the company recorded, with considerable regret, the death of 20 employees at work.

Blyvooruitzicht was awarded the Association of West Rand Mines Inter Mine Safety Shield for the fifth year running, while the North West Operations achieved 1 000 000 fatality-free shifts on February 10, 2003.

Notwithstanding improvements achieved in the year under review, DRD is resolved to effect more efficient management of its safety systems and has endorsed a comprehensive health and safety policy. Commitment to improvement is driven from corporate level through the review of fatalities that determine causes and appropriate remedial measures.


Safety statistics - rate per million man hours
18
16
14
12
10
8
6
4
2
0
LTIFR
RIFR
FIFR
2002
2003
LTIFR – Lost time injury frequency rate
RIFR – Reportable injury frequency rate
FIFR – Fatal injury frequency rate

Health

DRD has committed to providing comprehensive health care for its employees and their dependants on a voluntary, co-contributory basis focused initially on the mine communities.

The company has also pledged to participate in and add value to an industry-wide working group aimed at developing job generating projects for paraplegics and other seriously injured workers. The working group's endeavours are intended to provide a framework for implementation at mine level in the near future.

HIV and AIDS pose a major threat to the well being of our employees and it has long been recognised that in combating this disease, partnerships between the company, unions, employees, government and other stakeholders are imperative. DRD has successfully established company/mine level HIV/AIDS partnership structures focused on developing programmes that seek to *inter alia*:

- prevent transmission through creating awareness with a particular emphasis on ABC ("abstinence, be faithful, and condomise");
- effect behavioural change through programmes encouraging employees to voluntarily declare their status without fear of victimisation;
- promote the development of and participation in wellness programmes with affected employees. The constituent features of such programmes include counselling and education, medical care, medical assessments and appraisals, access to medication, access to appropriate nutrition, and access to hygienic living conditions; and
- provide funding for HIV/AIDS programmes that are to be undertaken by the partnership structures.

As well as subscribing to AngloGold Health Service's HIV/AIDS wellness programme, DRD budgeted an additional R10 per employee per month for the future administration of antiretroviral treatment ("ART").

Environment

South Africa

Due to the diverse nature of our South African operations, ranging from underground mining to surface reclamation activities, the environmental risks vary from site to site. These risks have been addressed, as required by law, in Environmental Management Programmes ("EMPs") that have been submitted to the regulators for approval and are reviewed and updated as circumstances dictate. EMPs have been submitted for all operations and have all been approved with ERPM and North West operations having received approval during this reporting period. From a risk perspective, all risks have been prioritised per operation and are being addressed through active management input and support with the progress measured in terms of activity schedules and time frames per activity.

Of specific consideration to DRD is the risk of radiation exposure inherent in our gold mining operations resulting from the potential presence of gamma- and beta- emitting radio-nuclides in processed sludge and slimes and in water contained in tailings, exposure to uranium and other radio-active elements during the mining process and potential exposure to radon and its isotopes. Fortunately, however, we believe that our South African operations are currently in compliance with the requirements of the National Nuclear Regulator. Monitoring and control programmes commensurate with the radiation hazards are in place to ensure that all hazards are identified, quantified and mitigated.

In keeping with our proactive approach to waste management at the operations, a study had been commissioned to identify and quantify the various waste streams with the objective of maximising the use of this "resource out of place". Through evaluating options for re-use, recycling, waste reduction and alternative disposal options for tailings disposal, a valuable contribution has been made to the process of backfilling voids and shafts with slimes material.

In the wake of the realisation of sustainable utilisation of resources, DRD has placed significant emphasis on the prudent management of its water resources. All of our operations are in the process of compiling integrated water management plans looking at the concepts of recycling to ensure minimum discharge to the receiving environment and improving the water quality that has to be discharged. Much progress has been made in the last year particularly at the ERPM operation, where an intensive surface water monitoring programme has been instituted as well as an upgrade to the high density solution plant. This has dramatically improved the quality of effluent discharged.

At the North West Operations, water management is similarly of prime importance. A number of residue deposits are situated in close proximity to the Vaal River and in an effort to control potential diffuse impacts and potential seepage, the North West operations made provisions for an increase in water retention capacity of the paddocks of the Buffelsfontein complex and its return water dams. Moreover, a draw-off system capitalising on the re-circulation of return water to the multigold plant had been installed. This effectively minimises potential water pollution and utilises polluted water more effectively. The year has also seen a breakthrough regarding the perception of groundwater flooding in the Number 1 shaft area. Following intensive investigations and studies, it has been concluded that the water does not emanate from the paddyfields at 4 Shaft as had been suspected. As an act of goodwill to the affected parties, the mine is actively diverting this water to the Koekermoerspruit.

Corporate governance statement

The Crown surface operation is geared towards surface reclamation of tailings dams and operates its sites within the hub of major industrial and residential areas. Due to the siting of these deposits, the potential for dust pollution and impaired aesthetics, their removal is generally embraced by affected communities. Apart from removing a pollution source and an environmental risk, an added benefit is the liberation of prime land for alternate land use. During the year under review, the reclamation of two dams, 3L19 and 3L20, was completed, thus liberating the two sites for handover to the landowner. A total of 25.46 hectares have been rehabilitated for handover during the reporting period.

In an effort to minimise the dependence on potable water and in keeping with its water conservation and water demand management strategy, the Crown surface operation has moved to utilising groundwater around its slimes dam for irrigation to establish vegetation for the dam.

In keeping with the concept of sustainable development, DRD aspires to making a positive difference to the communities within which we operate. Exemplifying this, Crown has rehabilitated and enhanced the Fleurhof dam and equipped it with a fishing pier and a bird island for the benefit of the local Fleurhof community.

Underground mining at the Durban Deep section and the West Wits section ceased in August 2000. Consequent upon the decision to close these operations, a detailed closure programme had been prepared and submitted to the regulators. From the intensive risk assessment undertaken, a number of surface areas have been rehabilitated. These include the sealing and capping of a number of shafts and adits, the backfilling and rehabilitation of holes and pits, the vegetation of slimes dams and the demolition of redundant structures. Although this is a five-year project, a substantial amount of work has already been completed and selected areas now meet the criteria for partial closure.

International operations

Tolukuma Gold Mine in Papua New Guinea comprises an open pit, underground operations and metallurgical plant complex, and is drained by the Iwu Creek to the east and the Ilive Creek to the west. Both creeks empty into the Auga River, which joins the Alabule River, thereafter forming the Angabanga River which drains into the sea. The operation routinely discharges tailings into the Auga/Angabanga river system – an acceptable practice due to seismic instability of the area rendering tailings facilities impossible to construct and operate without safety, health and environmental risks. Mercury, an inherent element in the ore mined, poses a major threat to the integrity of the aquatic system. Consequently, stringent controls have been implemented which include a comprehensive monitoring programme. Despite the sensitivity of the receiving environment and the perceptions of communities and non-governmental organisations alike, Tolukuma has complied with the requirements of its discharge permits and continues to work toward further improvement.

Major environmental incidents

Sloughing of the slimes at the Number 5 tailings dam at the North West Operations was construed as a significant impact on the environment. To mitigate this impact, a buttress wall was constructed.

Blyvooruitzicht Mine was implicated in a flawed report by the Council For Geosciences which stated that high levels of radiation and other pollutants emanating from the Andries Coetzee Dam were affecting Potchefstroom's drinking water.

Although the allegations were unsubstantiated, Blyvooruitzicht agreed to repair the dam wall, implement a monitoring programme, submit all relevant reports to Potchefstroom's City Council and to involve other mines in the area in a study of the stream and in devising a remedial plan.

On the basis of goodwill towards our neighbours, Blyvooruitzicht has repaired the dam wall to the satisfaction of the Council, is conducting a monitoring programme and submitting the results to Potchefstroom's City Council. Monthly meetings with members of the Council are held where any continuing problems are addressed.

At Tolukuma, historical analyses results at compliance point GSI indicate that lead in solution has exceeded the compliance criteria. However, this was attributable to two operational malfunctions that occurred in February and May 2003 and have subsequently been addressed.

Employment equity

Employment equity plans, which have been approved by all trade unions and employee associations have been submitted by all of DRD's operations in terms of the requirements of the Employment Equity Act. Steering committees representative of management and employee organisations oversee the implementation of these plans at each operation.

An important incentive to reach employment equity and skills development targets in a South African context are government skills levy refunds which can be ploughed back into training and development initiatives. To date, targets are being met at the lower levels but much work remains to be done in respect of the higher echelons.

Moving forward, the requirements of South Africa's Broad-Based Socio-Economic Empowerment Charter Score Card in respect of employment equity – specifically, that there is 40% participation by historically disadvantaged South Africans in management and 10% participation by women in mining within five years – will provide impetus for greater progress. Identification of candidates for fast-tracking has been identified as a priority.

At Tolukuma, the company's operation inPapua New Guinea, good progress has been made in respect of localisation of labour. Of the mine's total workforce of 472, including contractors, 50% are locals. Various training and development initiatives are under way to ensure both that this percentage increases and that Papua New Guinean employees enjoy appropriate promotional opportunities.

Corporate governance statement

Broad Based Socio-Economic Empowerment Charter Score Card: progress to date

During the year under review, after a devastating leak of its draft contents caused a major crisis of confidence amongst investors internationally and consequent havoc with South African mining stocks, the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry was finalised.

Intended to provide clarity on demands the Mineral and Petroleum Resources Development Act makes of the mining industry, the Charter itself has been extrapolated to a scorecard, the purpose of which is to assist mining companies with prioritising requirements and reporting to regulators and others on progress.

DRD, through its membership of the South African Mining Development Association ("SAMDA"), was party to the extensive lobbying process precipitated by the leaked draft and was able to accept the final version of the Charter with a greater degree of equanimity. Indeed, in completing the scorecard for the year under review, the company is able to report compliance with most of the Charter's requirements.

Most significantly, DRD – through its relationship with Khumo Bathong Holdings – has already achieved the Charter's 10-year target of 26% empowerment in respect of ownership.

With regard to human resource development, functional literacy and numeracy are available through adult basic education and training programmes to employees at all operations with the exception of ERPM, where an audit is currently underway to determine needs. In terms of other training and development, the company has embarked in the year under review on an ambitious, multi-faceted programme, unprecedented in its recent history. Career paths have been identified and mentors appointed for historically disadvantaged employees, and skills development plans submitted by all operations.

Employment equity plans have been submitted by all operations. While the company does not yet have a plan in place to achieve the Charter's stipulated 40% participation of historically disadvantaged South Africans in management within five years, current succession planning takes cognisance of the target and each department has been charged with identifying candidates for fast-tracking. The target of 10% participation by women in mining was a major focus of the 2003 wage negotiations and a recruitment strategy is in place.

DRD is in line with industry agreements regarding non-discrimination against migrant foreign workers in the industry and is currently progressing compliance with the requirements of the Immigration Act in this regard.

In terms of the Charter's requirements on mine community development, progress includes making mine-owned land available for low-cost housing developments, the donation of two mine-owned hospitals to the Department of Health and various community-level training initiatives. Rural development to date has not been a significant focus.

In addition to the low-cost housing initiative referred to above, DRD is addressing the Charter's requirements on housing and living conditions through a programme to convert unused hostel accommodation to family units. Housing, also, was a major focus of the 2003 wage review. Regarding nutrition, the company believes its established practices – providing three meals daily to hostel residents, together with mid-shift supplements, and on-going liaison with outside service providers to ensure maintenance of standards – places it substantially in compliance with the Charter.

On the Charter's procurement requirements, DRD's procurement department has begun the process of determining current levels of procurement from companies owned and operated by historically disadvantaged South Africans. This has involved initiating an audit of the company's current vendor list of 1 360 companies to determine which meet its black economic empowerment ("BEE") criteria, and to date, 83 of the 398 responding companies qualify. In addition, DRD's computer systems are being updated in order to provide the value of business done with BEE companies. Considerable mentoring to prospective BEE suppliers is being provided, both by internal and external financial experts, to ensure compliance with DRD's tendering requirements since the company continues to award contracts strictly on the basis of commercial viability.

As a 10% part-owner of Rand Refinery Limited, DRD believes itself to be significantly in compliance with the Charter's requirements in respect of beneficiation; notwithstanding, initiatives to increase beneficiation levels are currently underway.

Statement of reserves and resources

In 2003, the DRD attributed mineral resource has decreased by 7.0 million ounces (9.8%) to 63.9 million ounces (excluding the Argonaut Project, increased by 4.0 million ounces to 48.5 million ounces), compared to 2002 and the attributed mineral reserve, decreased by 0.5 million ounces to 15.8 million ounces.

DRD combined operations (includes 40% Crown and 19.81% Emperor)

Attributable mineral reserve and identified mineral resource statement *as at 30 June 2003*

Mineral reserve (delivered)				
Category	Tonnes (Mt)	Grade (g/t)	Gold (tonnes)	Gold (Moz)
Proved				
Underground	41.284	7.18	296.486	9.532
Open-pit	0.001	21.21	0.019	0.001
Surface	52.762	0.62	32.849	1.056
	94.047	3.50	329.354	10.589
Probable				
Underground	22.502	6.67	150.154	4.828
Open-pit	0.003	28.72	0.077	0.002
Surface	14.890	0.77	11.505	0.370
	37.395	4.33	161.736	5.200
Total				
Underground	63.786	7.00	446.640	14.360
Open-pit	0.004	26.90	0.096	0.003
Surface	67.652	0.66	44.354	1.426
	131.442	3.74	491.090	15.789

Mineral resource (inclusive of reserve and in-situ)				
Category	Tonnes (Mt)	Grade (g/t)	Gold (tonnes)	Gold (Moz)
Measured				
Underground	49.996	8.77	438.393	14.095
Open-pit	0.001	25.92	0.020	0.001
Surface	91.405	0.51	46.648	1.500
	141.402	3.43	485.061	15.596
Indicated				
Underground	48.755	6.98	340.074	10.934
Open-pit	0.022	5.61	0.126	0.004
Surface	152.130	0.31	46.572	1.497
	200.907	1.93	386.772	12.435
Sub total				
Underground	98.751	7.00	778.467	25.029
Open-pit	0.023	26.90	0.146	0.005
Surface	243.535	0.66	93.220	2.997
	342.309	3.74	871.833	28.031
Inferred				
Underground	211.541	5.22	1 104.666	35.516
Open-pit	0.001	40.78	0.026	0.001
Surface	35.916	0.31	11.149	0.358
	247.458	4.51	1 115.841	35.875
Total				
Underground	310.292	6.07	1 883.133	60.545
Open-pit	0.024	7.20	0.172	0.006
Surface	279.451	0.37	104.369	3.355
	589.767	3.37	1 987.674	63.906

1 Reporting code and definitions

The company reports its South African mineral resources and mineral reserves in compliance with the South African Code for Reporting Mineral Resources and Mineral Reserves (the "SAMREC Code"). The Code sets out the minimum standards, recommendations and guidelines for public reporting of exploration results, mineral resources and mineral reserves in South Africa. The Code has been adopted by the South African Institute of Mining and Metallurgy ("SAIMM") and is incorporated in the Johannesburg Securities Exchange ("JSE") rules in relation to listing requirements and reporting obligations.

The company's Australasian operations, Tolukuma and Emperor, report their mineral resources and ore reserves in compliance with the Australasian standards laid down by the Australasian Joint Ore Reserve Committee ("JORC") Code for reporting identified mineral resources and ore reserves.

The SAMREC Code is based on, and is compatible with, the JORC Code. In this context, ore reserve has the same meaning as mineral reserve.

Statement of reserves and resources

Reporting code and definitions (continued)

The company's mineral resources and mineral reserves, with the exception of Emperor, were independently reviewed and audited for SAMREC and JORC Code compliance by Resource Services Group (RSG). RSG is an exploration, mining and resource consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987. The audit report has been compiled by Mr Mike Sperinck (MAUSIMM and SACNASP), and Mr Jan de Visser (MAUSIMM and MGAA) and Mr Martin Millard (from Metallurgical Design Management and fellow of AUSIMM) who have the appropriate relevant qualifications, experience, competence and independence to be considered independent "competent persons" under the definitions provided in the codes. They each have more than 20 years' experience in the mining industry and regularly conduct due diligence studies and technical audits around the world for mining companies and financial institutions.

The audit process undertaken by RSG has been carried out through the review of the data, techniques, procedures and parameters used in the resource and reserve preparation during two separate site visits to the South African operations, and an extended trip to the Tolukuma operation. DRD personnel, or suitably qualified contractors, undertook the work with input and discussion from RSG. The audit included sampling, assaying, resource estimation, classification, conversion to reserves through the mine planning process, costing and mining factors. All reserves that have been included in the reserve tabulation are included in the current life of mine plans.

The relevant definitions of the mineral resource and mineral reserve categories are included in the "glossary of terms".

2 The Mineral and Petroleum Resources Development Act

The Mineral and Petroleum Resources Development Act ("The Act") in its current form, while approved by Parliament, has not yet been enacted. The Act cannot be implemented without further legislation (the Royalty Bill, Beneficiation Bill, Regulations and Prescribed Social and Labour Plans) being enacted.

The main objective of the Act is that the State becomes the custodian of the nation's mineral and petroleum resources. The prospecting and mining rights will be granted preferentially to historically disadvantaged persons. A mining right will be granted for a maximum of 30 years, which is renewable, in 30-year maximum terms.

DRD will have to convert its mining rights for current mining operations within five years and its prospecting rights for current prospecting operations within two years. Application for new mining rights and prospecting rights, will only be granted when stipulated requirements are met.

3 Competent persons

The compilation of the mineral resource and mineral reserve statements is a team effort, with overall responsibility and accountability with the appointed mineral resource manager for the mineral resources on each operation. The appointed mineral resource competent persons for each operation that have overall responsibility for the information in this report are:

- Crown Surface — William John Laing (PLATO);
- ERPM — Johan Smit (PLATO);
- Blyvoor — Jan Johannes Jacobus Petrus Pretorius (PLATO);
- Buffels and Harties — Jan Johannes Jacobus Petrus Pretorius (PLATO);
- Argonaut — Mathys Hendrik Greeff Heyns (SACNASP); and
- Tolukuma — Michael John Bird (AusIMM).

The individuals who have provided input into this annual report, listed above, have extensive (more than five years') relevant experience in the mining industry and type of deposits mined. They are all employees of the company and are the designated competent persons, in terms of the SAMREC and JORC Codes, with relevant geological and survey backgrounds relative to the style of mineralisation and are registered members of recognised statutory organisations.

The competent person, designated in terms of the SAMREC Code for the mineral reserves, and taking corporate responsibility for the compilation and reporting of the DRD mineral resources and mineral reserves, is Mathys Hendrik Greeff Heyns, who is an employee of the company. He has an M.Com. degree in Business Management and is a registered member of SACNASP and the SAIMM and has 20 years' relevant experience.

4 Operations

During the current reporting period, the company has:

- acquired 40% of ERPM, a gain of 0.794 million ounces of gold mineral reserve; and
- obtained 19.81% of Emperor Mines Limited, a gain of 0.168 million ounces of gold mineral reserve.

4.1 Combined

The DRD attributed mineral resource (including the Argonaut Project) has decreased in 2003 to 63.9 million ounces from 70.9 million ounces of gold in 2002 and the mineral reserves to 15.8 million ounces from 16.3 million ounces of gold, both decreases due largely to the decrease of the rand gold price used for the resource calculations, from R102 500 per kilogram in 2002 to R96 500 per kilogram in 2003.

4.2 Blyvooruitzicht ("Blyvoor")

The total mineral resource decreased 0.2% by 0.1 million ounces of gold only, due mainly to the positive impact of the inclusion of the No's 4 and 5 tailings dams. The total mineral reserve decreased 20.1% by 1.5 million ounces of gold. This includes the negative impact of rock dump depletion and erratic Main Reef values, and the positive contribution of the inclusion of the No's 4 and 5 tailings dams and Carbon Leader pillars (which were excluded due to lack of access previously), as well as good progress made with the expansion project.

The mine is situated on the Far West Rand goldfield, on the north-western rim of the Witwatersrand Basin and comprises both underground and surface reclamation operations, a metallurgical plant, tailings deposition facilities and associated infrastructure. The mine exploits the Carbon Leader ("CLR") and Middelvlei ("MR") reef horizons of the Central Rand Group. The CLR is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The CLR typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The MR lies some 50 metres to 75 metres above the CLR and consists of a variable number of polymictic quartz conglomerate bands, interbedded with coarse grain quartzites. The grade of the MR is more variable, with distinctive payshoots forming as southward-orientated linear zones.

4.3 Buffelsfontein ("Buffels")

The operation's total mineral resource increased 10.3% by 0.5 million ounces due to depletion not exceeding additional mineral resources identified. The total mineral reserve increased 7.2% by 0.1 million ounces of gold due to timeous conversion of resources to reserves with the opening up programme.

The mine is situated on the Klerksdorp goldfield, on the north-western rim of the Witwatersrand Basin and comprises both underground and surface reclamation (waste rock dump) operations, a metallurgical plant, tailings deposition facilities and associated infrastructure facilities. The mine exploits the Vaal Reef ("VR"), occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore Formation. The VR is an oligomictic, quartz-pebble conglomerate no more than 50 centimetres thick. Gold is present throughout the reef horizon, but is concentrated on the bottom contact, where carbon commonly forms as a thin seam.

4.4 Hartebeestfontein ("Harties")

The total Harties mineral resource reduced 6.2% by 0.7 million ounces due to trimming of high values, higher cut-off grade ("COG"), completion of Townland's area and depletion. The total mineral reserve decreased 0.4% by 0.3 million ounces of gold due to higher pay limit.

The mine is situated on the Klerksdorp goldfield adjacent to Buffels, on the north-western rim of the Witwatersrand Basin and comprises both underground and surface reclamation (waste rock dump) operations, three metallurgical plants, tailings deposition facilities and associated infrastructural facilities. Similar to Buffels, the mine exploits the VR within the Central Rand Group of the Witwatersrand Supergroup.

Statement of reserves and resources

Operations (continued)

4.5 Tolukuma

The Tolukuma operation's mineral resource has increased 17.24% by 0.05 million ounces of gold and the mineral reserve has increased 84.62% by 0.07 million ounces of gold. The increase in mineral resource is due to transfer to mineral reserves through development and to development beyond the southern open end of Gulbadi being completed. This area has increased the life of current producing areas. Similarities to the Tolukuma-Gulbadi area indicate a potential ore zone for the Milaihamba area. The nature of the mineralisation and problems with core recovery mean that mineral resources and mineral reserves can only be increased through development. The planned conversion of the stoping method from the mechanised methods ("Avoca method") to hand-held down-dip stoping has significantly improved the mineral resource to mineral reserve conversion ratio. High gold losses inherent to the Avoca method create the possibility of reworking abandoned areas of the mine and increasing production in the future.

The Tolukuma deposit is essentially a single narrow epithermal gold-silver vein that follows a series of linked structures trending generally southeasterly from Tolukuma Hill. All of the present resource is located within this vein in four sections that have different geological characteristics. From north to south these are Gifunis, Tolukuma, Tolimi and Gulbadi.

4.6 Crown surface

The Crown operation's mineral resources have reduced by 0.09 million ounces of gold, associated with depletion. The mineral reserve has reduced accordingly with 0.12 million ounces.

The operation undertakes re-treatment of surface sources, deposited as tailings from non-operational sites and includes three metallurgical plants, tailings deposition facilities and associated infrastructure, which are managed as three separate business units. Material processed by Crown comes from numerous secondary surface resources, including sand dumps and tailings dams (sand and slimes) deposited as residue from mining operations on the Central Rand goldfield. The surface sources have generally undergone a complex depositional history, resulting in grade variations associated with improvements in plant recoveries, deposition of sands on slimes, presence of ash, cladding of dumps with waste rock and the dumping of waste rock in dams. There are variations in gold grade within the dams as well as between dams.

4.7 ERPM

The acquisition of ERPM means that the DRD mineral resource and reserve base has increased with 3.43 million ounces and 0.79 million ounces, respectively. The additional mineral resource is made possible by the detailed geological modeling completed recently. The mine is situated on the Central Rand goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 25 kilometres east of Johannesburg. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Future surface reclamation (tailings dump) operations are to be conducted through the metallurgical plant, tailings depostion facilities and associated infrastructural facilities.

The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the control area and the Composite Reef in the south-eastern area.

4.8 Emperor

The 19.81% attributed to DRD means that the mineral resource and mineral reserve base has increased with 0.87 million ounces and 0.168 million ounces, respectively.

The mine is situated on the north coast of the island of Viti Levu, the main island of Fiji. Gold mineralisation is associated with a volcanic caldera, and occurs in both flat-lying and steeply-dipping structures, typically less than a metre in width, principally on the western fringe of the caldera. Mining is conducted underground.

5 Mineral reserve parameters

Mineral reserves for the South African operations are calculated using a total working cost pay-limit, the previous year's mining efficiencies and the current life of mine plan. The working cost pay-limit is calculated per individual shaft or costing area using area costing figures, then combined to formulate the total pay-limit.

The summary tables below indicate the mineral reserve parameters utilised for the South African operations.

Underground		Blyvoor	ERPM	Buffels	Harties	Crown
Working cost	Rm	522.54	360.17	354.10	777.72	
	R/t	560.66	486.06	575.48	422.81	
Tonnes milled	t	932 000	741 000	615 312	1 839 403	
Gold price	R/kg	96 500	96 500	96 500	96 500	
Plant recovery	%	95	96	96	96	
Mine call factor	%	82	85	80	85	
Mining factors						
Sundries	%	7.0	9.0	12.3	10.8	
Off-reef	%	–	–	4	7	
Reclamation	%	100	100	100	103	
Development	%	1	–	0.24	1.12	
Discrepancy	%	13.0	12.0	12.3	18.0	
Required yield	g/t	5.81	5.04	5.96	4.38	
Headgrade	g/t	6.12	5.25	6.19	4.55	
Broken grade	g/t	7.46	6.17	7.73	5.35	
Stoping width	cm	105	115	115	115	
Surface						
Working cost	Rm	59.17	26.13	63.75	40.59	366.95
	R/t	24.26	23.75	31.25	43.64	31.82
Tonnes milled	t	2 439 000	1 100 000	2 040 00	930 000	11 532 000
Gold price	R/kg	96 500	96 500	96 500	96 500	96 500
Plant recovery	%	60	62	75	80	61.22
Mine call factor	%	100	100	100	100	100
Mining factors						
Reclamation	%	100	100	100	100	100
Required yield	g/t	0.25	0.25	0.32	0.45	0.33
Headgrade	g/t	0.42	0.40	0.43	0.57	0.54
Broken grade	g/t	0.42	0.40	0.43	0.57	0.54

6 Mineral resource and mineral reserve statements

Note: rounding off of figures in this report may result in minor computational discrepancies.

The mineral reserves quoted on page 26 refer only to fully diluted delivered tonnages and grades to the plants.

Statement of reserves and resources

DRD combined operations

Mineral reserve statement as at June 30, 2003

	Mineral reserves (delivered)							
	Proved		Probable		Total			
	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	Gold (tonnes)	Gold (Moz)
Combined operations								
Blyvoor								
Underground	15.596	7.67	6.318	6.74	21.913	7.40	162.245	5.216
Openpit	–	–	–	–	–	–	–	–
Surface	28.674	0.61	–	–	28.674	0.61	17.556	0.564
Subtotal	44.270	3.10	6.318	6.74	50.587	3.55	179.801	5.780
Buffels								
Underground	1.467	7.45	3.600	7.07	5.066	7.18	36.368	1.169
Openpit	–	–	–	–	–	–	–	–
Surface	–	–	8.740	0.91	8.740	0.91	7.981	0.257
Subtotal	1.467	7.45	12.340	2.71	13.806	3.21	44.349	1.426
Harties								
Underground	21.581	6.79	11.333	6.38	32.913	6.65	218.876	7.037
Openpit	–	–	–	–	–	–	–	–
Surface	–	–	0.930	0.70	0.930	0.70	0.651	0.021
Subtotal	21.581	6.79	12.263	5.95	33.843	6.49	219.527	7.058
Tolukuma								
Underground	0.178	15.99	0.128	12.02	0.306	14.33	4.390	0.141
Openpit	0.001	21.21	0.003	28.72	0.004	26.90	0.096	0.003
Surface	–	–	–	–	–	–	–	–
Subtotal	0.179	16.02	0.131	12.36	0.310	14.47	4.486	0.144
Attributable								
Crown								
Underground	–	–	–	–	–	–	–	–
Openpit	–	–	–	–	–	–	–	–
Surface	15.929	0.64	5.220	0.55	21.148	0.62	13.009	0.418
Subtotal	15.929	0.64	5.220	0.55	21.148	0.62	13.009	0.418
ERPM								
Underground	2.168	6.20	0.888	6.86	3.056	6.39	19.541	0.628
Openpit	–	–	–	–	–	–	–	–
Surface	8.160	0.63	–	–	8.160	0.63	5.157	0.166
Subtotal	10.328	1.80	0.888	6.86	11.216	2.20	24.698	0.794
Emperor								
Underground	0.295	9.98	0.235	9.67	0.530	9.84	5.220	0.168
Openpit	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–
Subtotal	0.295	9.98	0.235	9.67	0.530	9.84	5.220	0.168
Total combined								
Underground	41.284	7.18	22.502	6.67	63.786	7.00	446.640	14.360
Openpit	0.001	21.21	0.003	28.72	0.004	26.90	0.096	0.003
Surface	52.763	0.62	14.890	0.77	67.652	0.66	44.354	1.426
Total	94.048	3.50	37.395	4.33	131.442	3.74	491.090	15.789

The mineral resources quoted below refer only to in situ tonnages and grades:

DRD combined operations

Mineral resource statement as at June 30, 2003

Mineral resources (inclusive of reserve and in-situ)

	Measured		Indicated		Inferred		Total			
	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	Gold (tonnes)	Gold (Moz)
Combined operations										
Blyvoor										
Underground	21.160	8.58	28.667	5.62	139.716	3.41	189.543	4.32	819.437	26.345
Openpit	–	–	–	–	–	–	–	–	–	–
Surface	29.621	0.62	–	–	35.915	0.31	65.535	0.45	29.457	0.947
Subtotal	**50.781**	**3.93**	**28.667**	**5.62**	**175.631**	**2.78**	**255.078**	**3.33**	**848.894**	**27.292**
Buffels										
Underground	1.418	11.86	4.425	10.29	8.932	9.26	14.775	9.82	145.103	4.665
Openpit	–	–	–	–	–	–	–	–	–	–
Surface	–	–	19.000	0.63	–	–	19.000	0.63	12.050	0.387
Subtotal	**1.418**	**11.86**	**23.425**	**2.46**	**8.932**	**9.26**	**33.775**	**4.65**	**157.153**	**5.052**
Harties										
Underground	17.516	10.35	12.495	8.56	2.261	6.00	32.272	9.35	301.844	9.704
Openpit	–	–	0.020	2.00	–	–	0.020	2.00	0.040	0.001
Surface	3.270	0.53	8.410	0.38	–	–	11.680	0.42	4.949	0.159
Subtotal	**20.786**	**8.80**	**20.925**	**5.27**	**2.261**	**6.00**	**43.972**	**6.98**	**306.833**	**9.864**
Tolukuma										
Underground	0.074	46.81	0.053	35.17	0.173	30.18	0.301	35.17	10.577	0.340
Openpit	0.001	25.92	0.002	35.10	0.001	40.78	0.004	34.17	0.132	0.004
Surface	–	–	–	–	–	–	–	–	–	–
Subtotal	**0.075**	**46.59**	**0.055**	**35.16**	**0.174**	**30.22**	**0.305**	**35.16**	**10.709**	**0.344**
Argonaut										
Underground	–	–	–	–	53.077	9.00	53.077	9.00	477.691	15.358
Openpit	–	–	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–	–	–
Subtotal	**–**	**–**	**–**	**–**	**53.077**	**9.00**	**53.077**	**9.00**	**477.691**	**15.358**
Attributable										
Crown										
Underground	–	–	–	–	–	–	–	–	–	–
Openpit	–	–	–	–	–	–	–	–	–	–
Surface	50.355	0.43	124.720	0.25	–	–	175.075	0.30	52.756	1.696
Subtotal	**50.355**	**0.43**	**124.720**	**0.25**	**–**	**–**	**175.075**	**0.30**	**52.756**	**1.696**

Statement of reserves and resources

	Measured		Indicated		Inferred		Total			
	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	Gold (tonnes)	Gold (Moz)
Attributable (continued)										
ERPM										
Underground	9.264	5.17	2.180	7.23	6.112	6.18	17.556	5.78	101.393	3.260
Openpit	–	–	–	–	–	–	–	–	–	–
Surface	8.160	0.63	–	–	–	–	8.160	0.63	5.157	0.166
Subtotal	**17.424**	**3.04**	**2.180**	**7.23**	**6.112**	**6.18**	**25.716**	**4.14**	**106.550**	**3.426**
Emperor										
Underground	0.563	13.20	0.934	9.38	1.270	8.58	2.767	9.79	27.090	0.871
Openpit	–	–	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–	–	–
Subtotal	**0.563**	**13.20**	**0.934**	**9.38**	**1.270**	**8.58**	**2.767**	**9.79**	**27.090**	**0.871**
Total combined										
Underground	49.996	8.77	48.755	6.98	211.541	5.22	310.292	6.07	1 883.133	60.545
Openpit	0.001	25.92	0.022	5.61	0.001	40.78	0.024	7.20	0.172	0.006
Surface	91.405	0.51	152.130	0.31	35.915	0.31	279.451	0.37	104.369	3.355
Total	**141.402**	**3.43**	**200.907**	**1.93**	**247.457**	**4.51**	**589.767**	**3.37**	**1 987.674**	**63.906**

7 Sensitvity of mineral reserves at various gold prices

The table below indicates the sensitivity of the mineral reserves to gold price at DRD's Operations.

Gold price Exchange rate	US$290/oz US$1 = R8.58			US$320/oz US$1 = R8.58			US$350/oz US$1 = R8.58			US$380/oz US$1 = R8.58		
DRD operations	Tonnes Mt	Grade g/t	Gold koz	Tonnes Mt	Grade g/t	Gold koz	Tonnes Mt	Grade g/t	Gold koz	Tonnes Mt	Grade g/t	Gold koz
Blyvoor												
Proved	40.2	3.0	3 820	42.5	3.1	4 170	44.3	3.1	4 413	45.6	3.1	4 576
Probable	4.0	7.9	1 006	4.9	7.3	1 169	6.3	6.7	1 368	8.5	6.3	1 717
Subtotal	**44.2**	**3.4**	**4 826**	**47.4**	**3.5**	**5 339**	**50.6**	**3.6**	**5 781**	**54.1**	**3.6**	**6 293**
Buffels												
Proved	0.7	8.5	205	1.1	7.9	291	1.5	7.5	351	1.7	7.2	389
Probable	9.9	1.8	563	11.0	2.3	806	12.3	2.7	1 074	14.1	3.1	1 394
Subtotal	**10.6**	**2.2**	**768**	**12.1**	**2.8**	**1 097**	**13.8**	**3.2**	**1 425**	**15.8**	**3.5**	**1 783**
Harties												
Proved	17.2	7.5	4 160	19.5	7.1	4 472	21.6	6.8	4 714	23.0	6.6	4 858
Probable	10.5	6.2	2 114	11.9	6.1	2 333	12.3	5.9	2 344	13.5	5.7	2 477
Subtotal	**27.7**	**7.0**	**6 274**	**31.4**	**6.7**	**6 805**	**33.9**	**6.5**	**7 058**	**36.5**	**6.3**	**7 335**

Exchange rate	US$290/oz US$ = R8.58			US$320/oz US$ = R8.58			US$350/oz US$ = R8.58			US$380/oz US$ = R8.58		
DRD operations	Tonnes Mt	Grade g/t	Gold koz	Tonnes Mt	Grade g/t	Gold koz	Tonnes Mt	Grade g/t	Gold koz	Tonnes Mt	Grade g/t	Gold koz
Tolukuma												
Proved	0.2	16.1	91	0.2	16.1	92	0.2	16.0	92	0.2	16.0	92
Probable	0.1	14.9	36	0.1	13.4	46	0.1	12.4	52	0.1	12.4	52
Subtotal	0.3	15.7	127	0.3	15.1	138	0.3	14.5	144	0.3	14.5	144
Attributable												
Crown												
Proved	3.3	0.7	72	12.6	0.5	205	15.9	0.6	326	15.9	0.6	326
Probable	5.8	0.7	123	8.0	0.8	211	5.2	0.6	92	6.9	0.6	122
Subtotal	9.1	0.7	195	20.6	0.6	416	21.1	0.6	418	22.8	0.6	448
ERPM												
Proved	9.4	1.5	459	9.9	1.7	534	10.4	1.8	605	10.9	1.9	671
Probable	0.6	7.8	143	0.7	7.3	173	0.9	6.9	196	1.0	6.6	215
Subtotal	10.0	1.9	602	10.6	2.1	707	11.3	2.2	801	11.9	2.3	886
Combined operations												
Proved	71.0	3.9	8 807	85.7	3.5	9 764	93.8	3.5	10 501	97.2	3.5	10 912
Probable	30.9	4.0	3 985	36.7	4.0	4 738	37.2	4.3	5 127	44.1	4.2	5 977
Total	101.9	3.9	12 792	122.4	3.7	14 502	131.0	3.7	15 628	141.3	3.7	16 889

The mineral reserves quoted are sensitive to operating costs and gold price. These sensitivities are presented to give an indication of changes relative to gold price. These are not supported by life of mine plans and should therefore only be considered as indicative and comparable on a relative basis. At different gold prices, alternative mining strategies may be pursued to exploit the orebody optimally. The mining process is dynamic and will thus have a "knock-on-effect" on the operating costs and cut-off grade associated with the change in scale of operations. The inclusion of large tonnages of surface material will also influence the mineral reserve sensitivity.

8 Argonaut Project

The Argonaut Project represents the southern down-dip extension of the Central Rand goldfield. It relates to the possible exploitation of part of the potential resource striking 30 kilometres east/west from East Rand Propriety Mines Limited to Durban Roodepoort Deep Mine and extending from 2 800 metres to 5 000 metres below surface. During the year, renewed focus was placed by the company on progressing the Argonaut Project towards a bankable feasibility study.

The Argonaut Project represents a promising, yet challenging deep-level mining development opportunity that has been the subject of various technical investigations over the past two decades. On surface, the project target area is located largely within the southern suburbs of the greater Johannesburg metropolitan region, which overlies the unmined, down-dip extensions of the rich, gold-bearing reefs that were previously the primary sources of gold production from the now-defunct mines of the former Central Rand goldfield.

Volatility in the gold price during the year, coupled with uncertainties relating to the pending introduction of the Minerals and Petroleum Resources Development Act, adversely affected gold exploration and new mine development activities in general within South Africa. The Argonaut Project also suffered as a result but, despite budgetary constraints and curtailment of the planned 3D seismic and drilling programmes for 2003, the company continued with the detailed geological modeling and mineral resource definition in the project target area.

Statement of reserves and resources

Argonaut Project (continued)

Utilising a comprehensive database of historical underground sample and borehole core assay values of the Main Reef and Main Reef Leader, sedimentological and structural interpretations of these major gold-bearing orebodies are being undertaken with the objective of defining different facies and delineating geozones for statistical and geostatistical estimation purposes and predictive analysis. This work was still in progress by year-end, but the results of the geological modeling and mineral resource estimation will be reported during 2004, thus providing an update on previously reported mineral resource statements for the Argonaut Project.

9 Growth potential

DRD's strategy remains that of growth and diversification through discovery and/or acquisition of new mineral resources and mineral reserves. The company has established specific objectives that will ensure sustainable, profitable growth for the company within acceptable risk parameters. Acquisitions will be considered at any stage on the development curve ranging from greenfields projects to mature operating mines. Of paramount importance in the growth strategy is the search for quality assets. The minimum requirements for acquisition is the enhancement of the company's mineral resource and mineral reserve base through DRD management being able to effect an improvement of the assets' performance through implementation of expansion and renewal programmes supported by capital expenditure.

A hybrid strategy towards growth will be adopted which considers corporate acquisitions, producing asset acquisitions, advanced exploration asset acquisitions, strategic exploration partnerships and in-house expansion – organic growth. This strategy towards growth is preferred as it spreads the risks involved and lowers costs.

Apart from the Argonaut Project, growth in South Africa is largely limited to operational organic growth or mature mines that are rationalised by other companies. The growth opportunities within South Africa have become very limited due to the completion of the restructuring process that has taken place within the South African gold mining industry. The growth potential for DRD lies largely offshore with the greatest opportunities currently presenting themselves in the Australasian region. This therefore is the region where DRD believes its efforts should be focused.

The company has become increasingly active in pursuing appropriate projects for gold exploration and acquisitions. Several acquisition projects have been considered and pursued, but most have proved to offer limited return. The resistance to acquisition of low return operations has contributed to our strong stock performance over the last year. DRD will continue to build on its position as a leading South African gold producer and strive to establish and entrench its position as one of the world's premier international gold mining companies.

10 Assessment criteria used in the compilation of the mineral resource and mineral reserve – South African operations (SAMREC terminology)

Data density – underground

On-reef development is sampled on a two-metre grid. The mined orebody is sampled on a grid varying from 3m x 5m to 6m x 10m, depending on the orebody. This information is used to project reef characteristics for mineral resource into and beyond development. Argonaut data was digitised by Rand Mines in the 1980's, regularised to a 100m x 100m grid and this regularised data used to project reef characteristics for mineral resource beyond stoping and development.

Data density – surface

All sand and slime sources are drilled and sampled to a grid pattern sufficient to clearly define the physical, metallurgical and grade structure of the deposit. Additional drilling and bulk sampling then tests the valuation model. Rock dumps are valued from bulk samples and historical records.

Data density – open-pit

Mineral resources are based on a combination of exploration drill holes and blast hole sampling. Selective mining of the orebody takes place based on the blast hole results and geological controls. The mineral reserve figures quoted are based on historical selective mining and grade-control efficiencies.

Geological interpretation

The orebody has been classified into geozones with similar grade characteristics by its macro features. These geozones can be recognised in exploration drilling and development, and grade characteristics.

Geological interpretation – surface dumps

The specific grade zones, metallurgical variances, sedimentological changes and contamination structures identified from drilling and test work, together with historical information, are used to create a model for reclamation planning.

Sampling technique

Underground sampling is by means of hammer and chisel sampling averaging 1.5 kilograms samples of mineralised material. This is followed up for ore accounting by broken ore sampling ("BOS") and "go-belt" sampling. Surface deposits are mainly sampled by means of auger holes. Samples are taken at 1.5 metres increments, or at such specific intervals as deemed necessary to clearly define the deposit. Archive and silt deposits are sampled by trenching.

Quality of assay data

Independent and company assay laboratories are used. Underground chip samples are assayed by fire assay using 25 grammes charges, applying discounts for silver-by-silver discount chart. At the operations, 10% of all chip samples are re-assayed and parted to confirm the validity of the silver discount chart. All other samples are on 50 grammes charges completed by parting with nitric acid to account for the silver content. Monthly re-assays and checks on standards, mill products and mine samples are conducted with external laboratories. Throughput at the laboratories is generally in excess of 300 samples per day. Turnaround time is generally between 12 and 24 hours.

Estimation techniques – underground

Normal and lognormal kriging is used for current mining areas. Measured, indicated and inferred blocks are estimated using regularised data in different sized blocks. All kriging is done within clearly defined geozones. Pillars or ground left within old mining areas have been evaluated using simple weighted average regression techniques. Surface deposits are evaluated also using these techniques.

Estimation techniques – open-pit

Lognormal third parameter normal kriging is done using the blast hole sampling and limited exploration drilling. Measured and indicated blocks are estimated using 5m x 5m and 25m x 25m regularised data respectively. All kriging is done within clearly defined geozones. Inferred blocks re-allocated grades based on historical mined values within the same geozones.

Estimation techniques – surface

Mineral resource categories are based on drilling density and metallurgical test work.

Treatment of pillars

Pillars that have been assessed as mining opportunities are included in the mineral resource and mineral reserve. An entire mining evaluation team, who will take into account costs, access, rock mechanics and site investigation, do assessments.

Surface material – allocation of costs

The surface mineral resource is quoted at *in-situ* tonnes and grades. The surface mineral reserve is quoted at delivered-to-the-plant tonnes and grades. Dump material screening is regarded as a mining cost and the mineral reserve is quoted at post-screening tonnes and grades. Pre-concentration of sand dump material is regarded as a metallurgical cost. That material is quoted at delivered-to-the-plant tonnes and grades.

Development waste

Dilution includes waste from on-reef development.

Cut-off calculation

Cut-off is based on the stoping or mining, transport and milling cost and the production plan for the next 12 months. A different operational cut-off is applied to each surface deposit, depending on its composition, location and reclamation method.

Resource cut-off grades

The cut-off grade used for exclusion of blocks from the mineral resource was based on a gold price of R96 500 per kilogram (US$350 per ounce) at an exchange rate of R8.58: US$1.

Statement of reserves and resources

11 Assessment criteria used in the compilation of the mineral resource and mineral reserve – Tolukuma operation (JORC terminology)

Data density – underground

All on-vein horizontal development faces are sampled, which provides data at 1.4 metres intervals along strike. The vertical interval between levels varies between 8 metres and 20 metres. Exploration diamond drill holes provide data beyond development on a grid ranging from 30 metres x 30 metres to 100 metres x 100 metres.

Data density – open pit

Pit floors are channel sampled across the entire pit floor at 5 metres intervals along strike. Every second flitch is sampled, which provides data on a 5 metres x 5 metres grid.

Geological interpretation

The orebody has been classified into geological zones based on mineralogy, vein strike and dip and the Ag:Au ratio. These are used to define estimation domains.

Sampling techniques

Underground faces are duplicate-sampled by two rows of random chip samples over geologically defined intervals across the face. The results are length-weighted averaged for calculation purposes. Pit floor samples are taken across geologically defined intervals from channels excavated by shallow ripping by bulldozer. Face and pit samples have an average mass of 1.5 kilograms. Drill core samples are from half-core from geologically defined intervals. Core recovery varies from 25% to 100%. Core samples have an average mass of 1.0 kilogram. Muck-pile and stockpile sampling is used for metal accounting and mill feed grade and metallurgical control. These samples have an average mass of 5 kilograms.

Quality of the assay data

All samples are dried and crushed, with 200 gram split out and pulverised. A second split is taken from every tenth sample for quality control of sample preparation procedures. Assaying is by 'aqua regia digest' with an 'AAS finish', using standard procedures. Every tenth pulp is duplicate-assayed for quality control of analytical procedures. All samples are routinely assayed for gold, silver, antimony and mercury. Site laboratory results are checked against fire assays of random mine sample pulps by outside laboratories. These show that the 'aqua regia digest' consistently under-estimates gold by 12% and silver by 7%.

Tonnage volume factor

The ore density is highly variable, ranging from 1.8 tonnes per cubic metre to 3.1 tonnes per cubic metre. It is not practical to determine the density of every sample so an average factor of 2.24 tonnes per cubic metre based on drill core samples is used.

Estimation techniques

All model blocks are 5 metres vertical x 5 metres north south. The block thickness (east-west dimension) is determined from DTM models of the hangingwall and footwall of the vein defined from sampling. Vein thickness variability is the largest single source of error in resource estimation. Grade estimations for gold, silver, antimony and mercury are by inverse distance squared within hard-boundary geological domains. The domains are based on geological fundamentals (such as vein orientation and mineralogy) but also data density (development versus drill hole data). All assay data are tagged by domain, as are all model cells, and only data specific to a domain is used to model the grade of that domain. Use of hard domain boundaries causes sharp model grade changes, but in reality most domain boundaries are only fuzzy over a distance of 2 metres to 10 metres, i.e. one or two model cells, so this does not introduce significant errors.

Resource classification

Measured resources are developed resources, plus a 10 metre down-dip projection. Indicated resources are based on a 10 metre down-dip projection beyond measured resources, or areas that have been drilled on a 30 metres x 30 metres grid. Inferred resources are based on widely spaced drilling and geological projection within the drilled area, but also include remnants within and adjacent to mined areas where mining problems may exist. Some areas of mineralisation that have sufficient data for classification as measured or indicated resource have been downgraded to inferred because of known mining problems.

Mineral reserve estimation

Mineral reserves are derived from the measured and indicated resource by applying call and dilution factors derived from mining history. Dilution is applied as a skin around the resource (with the thickness depending on intended mining method), with an additional factor applied for waste extracted with broken ore in backfill stopes. The call factor applied to contained gold varies by mining method and stope height for back-filled stopes. Mineral reserve contents are estimated by mining area based on the 5 metres x 5 metres model intersected with the planned mining perimeters. No publishable mineral reserves are based on the inferred resource.

Reserve classification

In general terms, proven reserves are derived from the measured resource and probable reserves are derived from the indicated resource. However, after application of dilution and recovery factors some of the resource is excluded from the reserve. Revision of the mine plan could cause some of this material to be reclassified as reserve.

Exploration

Tolukuma mine

Drilling with the man portable rig continued in EL580 at the Saki Prospect for a total of 23 holes (1 860 metres) during the year with a total now of 28 holes for 2 318 metres. A further 37 trenches were dug, and 235 samples taken. This work led to the intersection of ore grade materials in holes SK004, SK014, SK319, SK020, and SK028 but a resource will not be delineated until completion of a topographic survey – this will be completed early in the 2004 financial year. Phase II of drilling at Saki is planned but deferred due to drilling inside ML104.

Saki Prospect Results (Drill core assays > 10g/t Au)

Hole Identification	From (m)	To (m)	Interval (m)	True Width (m)	Grade (g/t)
SK004	97.9	98.5	0.6	0.30	15.40
SK004	98.5	98.8	0.3	0.15	41.40
SK014	24.0	24.5	0.5	0.25	15.40
SK019	25.1	25.6	0.5	0.23	18.50
SK019	25.6	26.1	0.5	0.23	55.22
SK019	26.1	26.6	0.5	0.23	49.26
SK019	26.6	27.1	0.5	0.23	26.50
SK019	27.1	27.6	0.5	0.23	20.30
SK020	32.3	32.8	0.5	0.29	12.30
SK020	32.8	33.3	0.5	0.29	16.20
SK020	48.8	49.3	0.5	0.23	12.30
SK020	49.3	49.8	0.5	0.23	11.60
SK020	55.3	55.8	0.5	0.23	12.30
SK020	60.3	60.8	0.5	0.23	11.90
SK020	60.8	61.3	0.5	0.23	19.30
SK 028	52.0	52.5	0.5	0.23	14.10
SK 028	52.5	53.0	0.5	0.23	14.20
SK 028	53.0	53.5	0.5	0.23	13.30

After Saki Phase I, drilling was undertaken at Taula Vein (13 holes for 852 metres) and the Sisimonda Vein System (five holes for 466 metres) in the Sere Sere area. This Taula drilling tested the upper levels of the Taula Vein that had previously been drilled at depth by Newmont in 1992, and although results showed only small zones of mineralisation, extensions are open to the north and south. At the end of the year field work was continuing at Taula North on follow up of one previously recorded high grade chip sample (262 parts per million Au). Preliminary results suggest this is a dilational zone within the northerly extension of the Taula Vein. Work, including detailed topographic surveys, is planned for early in the 2004 financial year. Mapping at Kunda North will be targeted in a drilling programme late in the 2004 financial year.

Taula Vein Results (Drill core assays > 10g/t Au)

Hole Identification	From (m)	To (m)	Interval (m)	True Width (m)	Grade (g/t)
SSD002	19.5	20.4	0.9	0.7	10.20
SSD003	23.0	24.0	1.0	0.8	28.50
SSD003	24.0	25.0	1.0	0.8	13.60
SSD007	45.7	46.5	0.8	0.4	10.10
SSD008	41.1	42.1	1.0	0.8	34.40
SSD010	31.1	32.1	1.0	0.8	18.20
SSD011	67.2	69.3	2.1	0.9	14.20

Drilling at Sisimonda, one kilometre south-west of Taula, was disappointing, but mineralisation along strike has been located at the intersection of the Sisimonda Vein set with the southern extension of the Taula Vein. This will be followed up with more prospecting and mapping.

Late in the year field work recommenced within Exploration Licenses 683 and 894. The work at Samanelen in EL683 (six kilometres east of Tolukuma) is in a high sulphidation system, and to date has comprised of 28 kilometres of creek mapping, 475 metres of trenches and 789 samples. Assays from this prospect are being sent to Australia for analysis rather than the laboratory at the mine due to the number of soil samples, the need for fire assay and the need for assays not available at Tolukuma mine laboratory. Field work at the Genga targets in south western EL894 (20 kilometres from Tolukuma) showed that there are three different styles of mineralisation. As yet, however, none of the anticipated epithermals has been pinpointed. Most of the mineralisation is base metal oriented or gold-base metal so has been given a low priority. In the eastern side of the same EL, it has been recognised that three major auriferous structures (Tolukuma, Saki and Ijav) all intersect in an area, designated Livelave, adjacent to a distinct magnetic high seen on the 1998 airborne magnetics flown by Tolukuma. Reconnaissance of this area will commence early in the 2004 financial year.

In EL1284 reconnaissance work in the Belavista area, has shown that there are diorites with gold, zinc and magnetite, similar to those reported previously in EL1297, and interpreted in EL1281. Although no airborne magnetics were flown in 2002-2003, planning is underway to fly airborne radiometrics and magnetics over EL1264 and EL1284 in September 2003.
Within ML104 (Tolukuma Mine), open pit operations on the 120 Vein located the Zine Structure, which carried economic grades of gold. This structure is a north-south (mine grid) structure of which little was previously known. Two drill rigs are now operating on this to determine potential to extend the 120 Vein open pit southwards using the manportable rig for shallow (max 130 metres) holes close to the pit, and a Longyear 44 to intersect the structure deeper and further along strike. To this end seven holes have been drilled for 795 metres with intersections of the Zine Structure in all seven holes. Drilling is continuing.

The targets for the deep hole include the 120, Zine, Tinnabar, Terminator and Sawmill Structures. Planned final depth for this hole is 650 metres. After this hole it is planned to drill three deep holes into the Milaihamba Structure in the southern areas of ML104.

Management discussion and analysis

Review of operations

Blyvooruitzicht

Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") is situated in the Carletonville goldfields on the north western edge of the Witwatersrand Basin. Blyvoor was established in 1937 and gold production began in 1942. It was the first mine in the "West Wits" line and acquired the Doornfontein mine as a wholly-owned subsidiary in December 1995.

The Blyvoor section has two main gold-bearing horizons, the Carbon Leader Reef, which is one of the principle orebodies in the goldfield, and the Middelvlei Reef, which is situated 75 metres above the Carbon Leader Reef horizon. Blyvoor also mines surface rock dumps. Production from surface sources will progressively reduce in favour of underground ore to 100 000 tons per month to match the plant capacity of approximately 200 000 tons per month.

The Blyvoor expansion project was implemented to realise the full potential of the Blyvoor ore reserves and introduced the mining of the lower grade Middelvlei Reef resources as well as the reclamation of "old gold" in worked out areas. Low cost mining of the Middelvlei Reef, situated in a de-stressed environment due to extensive mining of Carbon Leader Reef, is achievable because of the substantial pre-development carried out. The expansion project has increased the current life of mine plan in excess of 15 years.

Gold production for the year was marginally down from 7.87 tonnes the previous financial year to 7.70 tonnes (253 025 to 247 626 ounces). The mine employs approximately 5 800 employees (including contractors).

North West Operations

The Buffelsfontein and Hartebeestfontein mining operations have been restructured and now fall under a single management structure known as the North West Operations. These are situated in the Klerksdorp goldfield region of the Witwatersrand Basin, exploiting the Vaal River gold-bearing horizon. Buffels started production in 1954, while production at Harties began a year later.

Since the inception of the original Buffels and Harties mines, more than 2 262 tonnes (72.7 million ounces) of gold have been produced. During the year, the North West Operations produced 14.39 tonnes (462 743 ounces) of gold, 11.95 tonnes (384 296 ounces) from underground operations and 2.44 tonnes (78 447 ounces) from surface rock dump reclamation and the open pit.

During the Strategic Plan Overview of 2001/02, a decision was made to mine previously unpaid areas below a cut-off grade of 6.8 grams per tonne, provided that a financial contribution could be realised. These areas are called the "medium grades" and carry no overhead costs. The build up to full production was slower than expected, mainly due to infrastructural constraints. The expected life of mine of the operation is 15 years. The operation provides employment to 12 900 people (including contractors).

Tolukuma

The Tolukuma mine is situated about 100 kilometres north of Port Moresby in Papua New Guinea, at an elevation of 1 550 metres. It was purchased by Dome Resources from Newmont in 1993, and acquired by DRD in the first half of 2000, the company's objective being to re-engineer and further develop the operation.

Open pit production at the mine began in 1995 and underground production in mid-1997.

The Tolukuma deposit is an epithermal low sulphidation quartz vein system notable for its high-grade "bonanza" style mineralisation. Quartz veins average one to two metres in width over a strike length of more than one kilometre.

Total production for the year amounted to 2.12 tonnes (68 096 ounces) of gold and 4.91 tonnes (157 844 ounces) of silver. The workforce comprises 472 employees (including contractors).

Crown

The Crown surface operation is involved in the clearing of old slime and sand dumps and the environmental clean-up of land across Central Johannesburg. It has produced approximately 67 tonnes (2.2 million ounces) of gold since inception. Crown has three operating plants – Crown Mines, City Deep and Knights – with an installed capacity to treat 13 million tonnes of sand and tailings.

Gold production was 4.39 tons (141 238 ounces) during the year. The operation has six years of life and employs 757 people (including contractors).

In an empowerment transaction, DRD sold 60% of Crown to Khumo Bathong Holdings (Pty) Ltd ("KBH") with effect from July 1, 2002 for an amount of R105.5 million. DRD has entered into an agreement with KBH to manage the operations for the next year.

ERPM

Crown Gold Recoveries (Pty) Limited ("CGR") acquired the East Rand Proprietary Mines Limited ("ERPM") on November 21, 2002. ERPM is a 100-year-old underground mining operation on the Witwatersrand Basin at Boksburg, to the east of Johannesburg. It is intended to increase production, lower costs and extend the mine's life to 11 years.

Gold production from November 1, 2002 to June 30, 2003 amounted to 1.61 tons (51 858 ounces). The mine employs approximately 3 300 employees (including contractors).

Capital expenditure

In total, R121.5 million was spent on capital projects compared to R83.1 million spent the previous financial year. Blyvoor expenditure amounted to R37.8 million was spent on the No 6 Shaft main reef development, the No 5 Shaft cooling system, pumping and the overland conveyor.

At the North West Operations R57.7 million was spent mainly on the medium grade project and new mining equipment. Expenditure on the opening up of mining areas amounted to R9.2 million, with R7.7 million spent on the mid-shaft loading system at No 5 Shaft. Capital expenditure on the mining of the Gold Estate open pit amounted to R6.3 million.

At Tolukuma R24.4 million was spent – R12.7 million on mining equipment and R11.7 million on exploration.

Projects and expenditure planned for the new financial year include:

1. opening up ore reserves at North West and Blyvoor;
2. the No 4 and 5 slimes dam project at Blyvoor;
3. the Milaihamba Project at Tolukuma; and
4. the mobile plant and equipment at Tolukuma.

Revenue

A substantial portion of our revenue is derived from the sale of gold and related by-products. As a result, our operating results are directly related to the price of gold.

The gold price in US dollars received has increased from an average US$253 per ounce the previous financial year to an average of US$336 per ounce this fiscal year. However, the rand appreciated against the US dollar from R10.37 as at June 30, 2002 to R7.47 as at June 30, 2003. The average rand per kilogram price received increased from R82 580 the previous fiscal to R97 652 this financial year.

Revenue for the year ended June 30, 2003 decreased by 8.7% to R2 408.6 million from R2 639.0 million in fiscal 2002. The reduction was mainly attributable to the sale of CGR and the lower gold production.

Cost of sales

Cash costs typically make up more than 94% of our total production costs. The balance of costs consist of depreciation of mining assets, provision for rehabilitation and changes in gold inventory.

Management discussion and analysis

The following table sets out our total cash cost per kilogram of gold produced by operation:

	2003 R/kg	2002 R/kg
North West Operations		
Surface operations	73 002	51 097
Underground operations	97 511	76 232
Weighted average	93 356	71 411
Blyvoor Operations		
Surface operations	68 752	52 021
Underground operations	78 603	62 214
Weighted average	76 828	60 085
West Wits	97 439	86 165
Tolukuma	84 733	78 332
Total DRD		
Surface operations	74 619	55 903
Underground operations	90 945	72 487
Weighted	88 112	69 133
CGR	74 793	66 505
ERPM	126 152	na

Most of our cash costs are incurred in rands. Our unit cash cost increased by 27.5% to R88 112 per kilogram (US$303 per ounce).

Depreciation

Depreciation charges were R105.7 million for the financial year compared to R135.1 million the previous year. The decrease is mainly due to the sale of CGR.

Retrenchment costs

Employment termination costs increased to R13.6 million this year compared to R3.9 million the previous financial year. The increase is mainly due to the restructuring of the North West Operations.

Provision for rehabilitation

A total of R133.7 million was invested in our various environmental trust funds as at June 30, 2003. Provision for rehabilitation increased by R5.2 million in the previous financial year compared to R12.8 million this financial year. The increase was primarily attributable to the rehabilitation of the open pit areas at the North West Operations.

Financial instruments

The profit on financial instruments for the financial year ended June 30, 2003 was R370.2 million, as compared to a loss of R837.0 million for the financial year ended June 30, 2002.

The group adopted AC133 Financial Instruments : Recognition and Measurement in respect of financial instruments. A net adjustment of R582.0 million was made to opening shareholders' equity, comprising an adjustment of R249.4 million to the deferred tax opening balance, and R831.4 million to the opening balance of derivative financial liabilities to account for the impact of the group's derivative financial instruments at the beginning of the year (refer to Note 18).

The substantial appreciation of the rand during fiscal 2003 resulted in a reduction in the fair value liability of our Eskom gold for electricity contract, resulting in an increase in the profit on financial instruments. This increase was offset by the decrease in the fair value of our call positions and interest rate swap agreement (refer to Note 18 of the Annual Financial Statements for more information on these positions).

During fiscal 2002 the group closed out various hedge positions, resulting in a realised loss of R837.0 million for that year.

Asset impairment and diminution in investments

During the financial year ended June 30, 2003, we recorded an impairment charge of R133.0 million. This amount related to the write-off of the open pit operations at the North West Operations of R11.9 million, the impairment of the No 6 Shaft at the North West Operations of R35.5 million (impaired, as a result of the 60-day review of these operations and management's decision to 'mothball' certain infrastructure) and the Duff Scott Hospital assets of R0.6 million. Due to the prevailing low rand gold price the group has also impaired in full certain loans to Crown Gold Recoveries (Pty) Limited amounting to R85.0 million.

During fiscal 2002 the group recorded an impairment charge against the residential property at the Durban Deep Section of R21.9 million.

Administration and general costs

The administration and general charges decreased in the financial year to R61.1 million compared to R125.0 million in the previous financial year. The decrease was primarily due to the concerted effort from management to institute tighter financial controls, including greater reliance on in-house expertise as opposed to external consultants.

Investment income

The increase to R100.0 million in the financial year ended June 30, 2003 from R55.7 million in the financial year ended June 30, 2002 was mainly due to the increase in interest received from call deposits on the proceeds of the convertible loan notes issue in November 2002. The substantial appreciation of the rand in fiscal 2003 also resulted in an increase in unrealised foreign exchange gains.

Finance costs

Finance and interest expenses amounted to R39.5 million for the financial year ended June 30, 2003 compared to R24.2 million in the financial year ended June 30, 2002. The increase is attributable to the interest incurred on the convertible loan notes issue in November 2002.

Income and mining tax

In the financial year ended June 30, 2003 the tax charge was 0.9% of our consolidated income compared to a benefit of 26.2% of our consolidated loss in the financial year ended June 30, 2002.

The increased profitability for the year under review resulted in a decrease in assessed losses available to the group, resulting in a deferred tax charge for the period of R111.9 million. Losses incurred in the financial year ended June 30, 2002 resulted in a deferred tax benefit of R181.6 million for the fiscal 2002 year. The group's share of the taxation of its associate company was R0.2 million for the 2003 financial year.

The taxation charge for the financial year ended June 30, 2003 was reduced by a change in the rate of deferred tax. During the year the company changed the rates at which deferred tax is recognised from 30% in the financial year ended June 30, 2002 to the mining tax rate applicable to the group's individual mining operations, at either 37% or 46% (refer to Note 6 of the Annual Financial Statements) for the financial year ended June 30, 2003. This change in rates resulted in an increase in the deferred tax asset, and hence a decrease in the taxation charge for the period of R108.9 million.

Statement of reponsibility by the board of directors

The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of Durban Roodepoort Deep, Limited and its subsidiaries. The annual financial statements presented on pages 6 to 12 and 42 to 78, have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("SA GAAP") and include amounts based on judgements and estimates made by management. The directors also prepared the other information in the annual report and are responsible for both its accuracy and its consistency with the annual financial statements.

The going concern basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the company or the group will not be going concerns in the foreseeable future based on forecast and available cash resources and ore reserves.

The annual financial statements have been audited by the independent auditors, KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representation made to the independent auditors during their audit are valid and appropriate. The audit report from KPMG is presented on page 41.

The annual financial statements were approved by the board of directors on September 11, 2003 and are signed on its behalf by:



RP Hume
Chairman: audit committee



IL Murray
Chief financial officer

Company secretary's report

I certify, in accordance with Section 268G of the Companies Act, that the company has lodged with the Registrars of Companies all such returns as are required by a public company in terms of the Act and that all such returns are true, correct and up to date.



JH Dissel
Acting company secretary

Report of the independent auditors *on the annual financial statements*

We have audited the annual financial statements and group annual financial statements of Durban Roodepoort Deep, Limited as set out on pages 6 to 12 and 42 to 78 for the financial year ended June 30, 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements and group annual financial statements fairly present, in all material respects, the financial position of the company and the group at June 30, 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg
September 11, 2003

KPMG Inc.

Per I Kramer
Director

Income statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Note	Company 2003 R'000	Company 2002 R'000
2 638 994	2 408 598	Revenue	2	-	42
(2 360 853)	(2 316 688)	Cost of sales		(33 192)	(20 138)
(2 213 703)	(2 173 277)	Cash cost		(14 096)	(8 290)
(135 111)	(105 675)	Depreciation		(11 415)	(11 401)
(3 943)	(13 599)	*Retrenchment costs*		(4 911)	(810)
(5 161)	(12 806)	Movement in provision for environmental rehabilitation	14	(2 770)	363
(2 935)	(11 331)	Movement in gold in progress		-	-
278 141	91 910	Operating profit/(loss) from gold		(33 192)	(20 096)
(836 996)	370 199	Profit/(loss) on financial instruments		(20 651)	-
-	89 333	Profit on sale of subsidiary		-	-
(21 996)	(133 001)	Asset impairment and diminution in investments	3	(1 010 784)	(218 307)
(142 833)	(61 087)	Administration and general costs		(15 591)	(54 554)
(723 684)	357 354	Profit/(loss) from operations	3	(1 080 218)	(292 957)
55 664	99 998	Investment income	5	107 536	63 188
(24 209)	(39 498)	Finance costs		(32 040)	(10 522)
-	(43 674)	Loss from associate	11	-	
(692 229)	374 180	Profit/(loss) before taxation		(1 004 722)	(240 291)
181 695	(3 275)	Taxation (charge)/benefit	6	-	-
(510 534)	370 905	Profit/(loss) after taxation		(1 004 722)	(240 291)
(510 534)	370 905	Profit/(loss) for the year attributable to ordinary shareholders		(1 004 722)	(240 291)
(316)	202	Basic profit/(loss) per ordinary share (cents)	7		
(315)	217	Headline profit/(loss) per ordinary share (cents)	7		
(305)	198	Diluted basic profit/(loss) per ordinary share (cents)	7		
(304)	211	Diluted headline profit/(loss) per ordinary share (cents)	7		
-	-	*Dividends per share (cents)*			

Balance sheets *at June 30,*

Group 2002 R'000	Group 2003 R'000		Note	Company 2003 R'000	Company 2002 R'000
		Assets			
1 154 461	1 252 963	Non-current assets		895 541	1 501 370
771 885	578 528	Mining assets	8	52 844	64 076
144 318	205 838	Non-current investments and other assets	9	10 974	10 514
		Investments in subsidiaries	10	826 446	1 426 780
–	–	Investment in associate	11	–	–
–	5 277	Non-current accounts receivable		5 277	–
238 258	414 295	Deferred mining and income taxes	15	–	–
–	49 025	Derivative financial assets	18	–	–
460 637	563 748	Current assets		288 250	50 606
86 661	59 100	Inventories	12	16	–
126 644	172 551	Accounts receivable		52 811	13 950
–	277	Taxation		–	–
247 332	331 820	Cash and cash equivalents		235 423	36 656
1 615 098	1 816 711	Total assets		1 183 791	1 551 976
		Equity and liabilities			
		Capital and reserves			
438 022	456 066	Shareholders' equity	13	456 066	1 229 067
526 411	815 866	Non-current liabilities		389 726	28 397
193 376	183 965	Provision for environmental rehabilitation	14	31 167	28 397
69 964	–	Deferred mining and income taxes	15	–	–
263 071	387 478	Long-term liabilities	16	344 977	–
–	244 423	Derivative financial liabilities	18	13 582	–
650 665	544 779	Current liabilities		337 999	294 512
390 954	300 002	Accounts payable and accrued liabilities		42 504	63 449
165 561	142 435	Short-term liabilities	16	29 581	–
84 632	73 232	Provisions and accrual	17	7 222	5 979
		Amounts owing to group companies	10	237 411	219 631
4 002	–	Taxation		–	–
5 516	29 110	Bank overdraft		21 281	5 453
1 615 098	1 816 711	Total equity and liabilities		1 183 791	1 551 976

Statement of shareholders' equity *for the year ended June 30,*

	Number of ordinary shares	Number of cumulative preference shares	Issued share capital R'000	Cumulative preference share capital R'000	Non-distributable reserves R'000	Equity portion of convertible loan note R'000	Accumulated loss R'000	Total R'000
Group								
Balance at June 30, 2001	154 529 578	5 000 000	1 595 150	500	133 641	-	(1 289 930)	439 361
Issued shares for cash	12 000 000		445 558					445 558
Staff options issued	10 643 907		82 205					82 205
RAWAS share ratification					(122 574)		122 574	-
Share issue expenses			(25 193)					(25 193)
Foreign exchange gain on translation					6 625			6 625
Loss for the year							(510 534)	(510 534)
Balance at June 30, 2002	177 173 485	5 000 000	2 097 720	500	17 692	-	(1 677 890)	438 022
Issued shares for cash	4 794 889		68 027					68 027
Staff options issued	2 253 699		20 604					20 604
Share issue expenses			(1 914)					(1 914)
Change in accounting policy – adoption of AC133 (refer Note 1)							(581 979)	(581 979)
Equity component of convertible loan notes (refer to Note 16)						164 018		164 018
Issuance costs relating to equity component						(8 995)		(8 995)
Foreign exchange difference on translation					(12 622)			(12 622)
Profit for the year							370 905	370 905
Balance at June 30, 2003	184 222 073	5 000 000	2 184 437	500	5 070	155 023	(1 888 964)	456 066
Company								
Balance at June 30, 2001	154 529 578	5 000 000	1 595 150	500	148 246	-	(797 416)	946 480
Issued shares for cash	12 000 000		445 558					445 558
Staff options issued	10 643 907		82 205					82 205
RAWAS share ratification					(122 574)		122 574	-
Share issue expenses			(25 193)					(25 193)
Foreign exchange gain on translation					20 308			20 308
Loss for the year							(240 291)	(240 291)
Balance at June 30, 2002	177 173 485	5 000 000	2 097 720	500	45 980	-	(915 133)	1 229 067
Issued shares for cash	4 794 889		68 027					68 027
Staff options issued	2 253 699		20 604					20 604
Share issue expenses			(1 914)					(1 914)
Equity component of convertible loan notes (refer to Note 16)						164 018		164 018
Issuance costs relating to equity component						(8 995)		(8 995)
Foreign exchange difference on translation					(10 019)			(10 019)
Loss for the year							(1 004 722)	(1 004 722)
Balance at June 30, 2003	184 222 073	5 000 000	2 184 437	500	35 961	155 023	(1 919 855)	456 066

Cash flow statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Note	Company 2003 R'000	Company 2002 R'000
		Cash flows from operating activities			
2 638 994	2 408 598	Cash received from sales of precious metals		-	42
(3 256 798)	(2 488 611)	Cash paid to suppliers and employees		(161 905)	(23 084)
(617 804)	(80 013)	Cash applied to operations	A	(161 905)	(23 042)
28 280	6 872	Investment income		8 121	15 223
(24 209)	(39 498)	Finance costs paid		(32 040)	(10 522)
1 553	(4 268)	Taxation (paid)/refunded		-	-
-	(274 471)	Transaction costs of financial derivatives		-	-
(612 180)	(391 378)	Net cash outflow from operating activities		(185 824)	(18 341)
		Cash flows from investing activities			
119 853	(68 150)	Net (purchase)/proceeds on sale of investments		126	117 026
(83 109)	(121 483)	Expenditure on assets		(186)	(299)
16 873	32 550	Proceeds on disposal of mining assets		9 762	11 933
		Movement in amounts owing to/from subsidiaries		(303 483)	(447 975)
		Increase in investment in wholly owned subsidiary		(51 951)	-
-	80 736	Proceeds on disposal of subsidiary, net of cash disposed of	C	-	-
1 000	-	Repayment of restraint of trade		-	1 000
(8 444)	(1 704)	Contributions to Environmental Trust Fund		-	(5 106)
46 173	(78 051)	Net cash (outflow)/inflow from investing activities		(345 732)	(323 421)
		Cash flows from financing activities			
527 763	88 631	Proceeds from the issue of shares		88 631	527 763
-	627 778	Proceeds from the issue of the convertible loan note		627 778	-
191 801	(184 172)	(Repayment of)/increase in loans		-	(150 570)
(25 193)	(1 914)	Share issue expenses		(1 914)	(25 193)
694 371	530 323	Net cash inflow from financing activities		714 495	352 000
128 364	60 894	Net increase in cash and cash equivalents		182 939	10 238
113 452	241 816	Cash and cash equivalents at the beginning of the year		31 203	20 965
241 816	302 710	Cash and cash equivalents at the end of the year	B	214 142	31 203

Notes to the cash flow statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000			Company 2003 R'000	Company 2002 R'000
		A	**Reconciliation of profit/(loss) before taxation to cash applied to operations**		
(692 229)	374 180		Profit/(loss) before taxation	(1 004 722)	(240 291)
			Adjusted for		
5 161	12 806		Movement in provision for environmental rehabilitation	2 770	(363)
135 111	105 675		Depreciation	11 415	11 401
88 172	38 484		Non-cash movement in provisions	1 243	2 385
1 263	631		Amortisation of restraint of trade balance	631	1 263
21 996	133 001		Assets impaired and diminution of investments	1 010 784	218 307
959	15 929		Provision for diminution of listed investment	-	-
(3 360)	(15 663)		Profit on sale of mining assets	(9 759)	(3 360)
-	43 674		Share of loss before tax of associate	-	-
-	(89 333)		Profit on sale of subsidiary	-	-
(9 130)	(99 649)		Unrealised foreign exchange profits	(98 195)	-
(17 448)	(1 376)		Profit on sale of listed investment	-	(17 160)
24 209	39 498		Finance costs paid	32 040	10 522
-	(377 268)		Unrealised hedging (profit)/loss	13 582	-
(38 216)	(17 730)		Investment income	(9 339)	(46 028)
2 935	11 331		Movement in gold in process	-	-
32 790	1 368		Provision for bad debts	421	32 790
(282)	-		Profit on settlement of restraint of trade	-	(282)
(448 069)	175 558		Operating profit/(loss) before working capital changes	(49 129)	(30 816)
(169 735)	(255 571)		*Working capital changes:*	(112 776)	7 774
(34 481)	(175 478)		Accounts receivable	(91 814)	(9 123)
(13 913)	879		Inventories	(16)	220
(121 341)	(80 972)		Accounts payable and accrued liabilities	(20 946)	16 677
(617 804)	(80 013)		Cash applied to operations	(161 905)	(23 042)
		B	**Cash and cash equivalents**		
			Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of three months or less.		
247 332	331 820		Cash and cash equivalents	235 423	36 656
(5 516)	(29 110)		Bank overdrafts	(21 281)	(5 453)
241 816	302 710			214 142	31 203

C **Cash flow on sale of subsidiary**

On July 1, 2002 the company sold 60% of its wholly-owned subsidiary company, Crown Gold Recoveries (Pty) Ltd to Khumo Bathong Holdings (Pty) Ltd in a deal consistent with its black empowerment strategy. In the prior year the results of this company had been consolidated into the results of the group. Effective July 1, 2002 the remaining 40% interest has been treated as an investment in an associate and equity accounted.

Group			Company	
2002 R'000	2003 R'000		2003 R'000	2002 R'000
		Sale of Crown Gold Recoveries (Pty) Ltd – July 1, 2002		
–	136 337	Mining assets – net book value	–	–
–	2 000	Non-current investment	–	–
–	15 352	Inventories	–	–
–	9 373	Accounts receivable	–	–
–	24 795	Cash and cash equivalents	–	–
–	4 695	Rehabilitation Trust Fund	–	–
–	(20 988)	Provision for environmental rehabilitation	–	–
–	(76 092)	Long-term liabilities	–	–
–	(57 139)	Accounts payable and provisions	–	–
–	(11)	Taxation payable	–	–
–	38 322	Total net book value at time of sale	–	–
–	22 993	60% thereof	–	–
–	(6 795)	Fair value adjustment at group level – mining assets	–	–
–	16 198		–	–
–	105 531	Proceeds from the sale	–	–
–	89 333	Profit on disposal of 60% interest	–	–
–	105 531	Proceeds from the sale of 60%	–	–
–	(24 795)	Less cash and cash equivalents in subsidiary sold	–	–
–	80 736	Net cash flow on sale of subsidiary	–	–

Notes to the annual financial statements *for the year ended June 30,*

1 Presentation of financial statements

The financial statements are presented in rands ('000) and cover the year ended June 30, 2003.

Basis of preparation

The financial statements are prepared on the historical cost accounting basis, as modified by the revaluation of certain financial instruments.

The following accounting policies adopted by the group are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous year, except for the adoption of South African Accounting Standard AC 133 – Financial Instruments: Recognition and Measurement, as noted on page 73.

Consolidation

The group annual financial statements incorporate the annual financial statements of the company, its wholly owned subsidiaries and their associated environmental rehabilitation trust funds. The results of the subsidiaries are included from the date on which effective control was acquired. All significant inter-company transactions and balances have been eliminated. The difference between the purchase price and the net asset value arising on the acquisition of a subsidiary is attributed to mining assets and is amortised in accordance with the company's accounting policies.

Foreign entities' assets and liabilities are translated using the closing rates and income statement transactions are translated at the average exchange rates applicable. Shareholders' equity is translated at historic rates. The differences arising from the translation are taken directly to the shareholders' equity.

Mining assets

Mining assets, which comprise mining properties, surface and mineral rights, development costs and mine plant facilities, are recorded at cost of acquisition less sales, recoupments and amounts written off. Development costs consist primarily of expenditure to expand the capacity of the mines. Ordinary mine development costs to maintain production and exploration costs are expensed as incurred.

Depreciation of mining properties, development costs and mine plant facilities is computed primarily by the units-of-production method based on estimated proven and probable ore reserves. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Other fixed assets are depreciated using the straight-line method, principally over estimated useful lives of two to five years.

Recoverability of the long-term assets of the group's operating mines, which include development costs, is reviewed periodically. Estimated future net cash flows for each mine are calculated using estimates of proven and probable ore reserves, estimated future sales prices (considering historical and current prices, price trends and related factors) and working capital and rehabilitation costs. Reductions in the carrying value of the long-term assets of the group's mines are recorded to the extent that the remaining investment exceeds the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the group's mining assets.

Financial instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with the relevant item.

Investments

Investments comprise investments in listed and unlisted companies, which are classified as "designated as held for trading" and are accounted for at fair value or at cost where fair value cannot be reliably measured, with unrealised holding gains and losses included in earnings for the relevant period. Realised gains and losses are included in determining net income or loss.

Previously listed investments were accounted for at cost, less amounts written off and provisions for diminution in value.

Investment in associate
Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the group exercises significant influence, but which it does not control. Provisions are recorded for impairment in value.

Equity accounting involves recognising in the income statement the group's share of the associate's profit or loss after tax for the year. The group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate.

A listing of the group's principal associated undertakings is shown in Note 11 to the annual financial statements.

Derivative financial instruments

The Group adopted AC133 - Financial Instruments: Recognition and Measurement with effect from July 1, 2002. Previously gains and losses on derivative financial instruments were recognised in the profit or loss when 'delivery' into the relevant contract occurred.

Under AC133, all derivative financial instruments that are not exempt from AC133, are recognised on the balance sheet at their fair value. At the inception of a derivative contract, the group designates the contract as 1) a hedge of the fair value of a recognised asset or liability (fair value hedge), 2) a hedge of a forecasted transaction (cash flow hedge), 3) a hedge of a net investment in a foreign entity or 4) a derivative and is measured at fair value. Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

The Group does not currently hold or issue derivative financial instruments for trading or speculative purposes.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders' equity. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised in the income statement.

As at June 30, 2003, the Group's derivative financial instruments are deemed to be held for trading as they currently do not meet hedge accounting criteria.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of three months or less.

The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Accounts receivable
Accounts receivable are carried at anticipated realisable value. Estimates are made for doubtful debts. Irrecoverable amounts are written off during the year in which they are identified.

Notes to the annual financial statements *for the year ended June 30,*

Inventories

Inventories, comprising gold in process and supplies, are stated at the lower of cost and market value. Costs are assigned to inventory on an average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing. Selling, refining and general administration costs are excluded from inventory valuation.

Deferred mining and income taxation

Deferred taxation is provided for by using the balance sheet liability method and represents the potential future liability for taxation at current tax rates on the temporary differences between the financial statement amounts and the tax bases of certain assets and liabilities. Account is taken of potential deferred tax assets only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

The charge for taxation is based on the results for the year as adjusted for items which are exempt or disallowed.

Environmental rehabilitation

Estimated rehabilitation costs, which are based on the company's interpretation of current environmental and regulatory requirements, are accrued and charged over the expected operating lives of the mines based on present obligations as environmental damage is incurred. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Convertible loan notes

On the issue of convertible instruments, the fair value of the conversion option is determined. This amount is recognised and presented separately in shareholders' equity. The group does not recognise any change in the value of this option in subsequent periods. The obligation to make future payments of principal and interest to noteholders is calculated using a market interest rate for an equivalent non-convertible note and is carried as a long-term liability on the amortised cost basis until extinguished on conversion or maturity of the notes.

Provisions

Provisions are recognised when the group has a present obligation, legal or constructive, resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Revenue

Gold bullion revenue (and revenue from related by-products) is recognised when it is delivered to the relevant refinery, Rand Refinery Limited in South Africa and N.M. Rothschild in Australasia, at which stage all risks and rewards of ownership pass from the company.

Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where the gold is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is sold on behalf of the company by the refinery on the same day as the delivery, and the proceeds are remitted to the company in rand within two days. The Rand Refinery Limited sells the gold for the London afternoon fixed price on the day the gold is sold. N.M. Rothschild sells the gold at the previous day London afternoon fixed price and pays the company in US dollars.

Dividends are recognised when the right to receive payment is established.

Interest is recognised on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the the accrual basis.

Retirement and other employee benefits
Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through annual contributions.

In addition, the group makes long service bonus payments (long-service awards) for certain eligible employees, based on qualifying ages and levels of service, and accrues the cost of such liabilities over the service life of the employees on an actuarial basis.

The company contributes to a defined contribution multi-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996.

Profit/(loss) per share
Profit/(loss) per share is calculated based on the net profit/(loss) after taxation for the year divided by the weighted average number of ordinary shares in issue during the year. Headline profit/(loss) per share is calculated based on the profit/(loss) after taxation but before certain items of a capital nature. Diluted profit/(loss) per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on profit/(loss) per share.

The resulting numbers are stated to the nearest cent.

Segment reporting
All segment revenue and expenses are directly attributable to the segments. Segment assets include all operating assets used by a segment, and consist principally of mining assets, property, plant and equipment, as well as current assets. Segment liabilities include all operating liabilities and consist principally of trade creditors. These assets and liabilities are all directly attributable to the segments. Segment revenue, expenses and results include transfers between the geographical segments. These transfers are eliminated on consolidation.

Foreign currencies
Transactions in currencies other than rands are recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising are dealt with in the income statement.

Comparative figures
Where necessary comparative figures have been reclassified to comply with the current year's disclosure.

Change in accounting policies
The Group adopted AC133 Financial Instruments : Recognition and Measurement in respect of derivative financial instruments with effect from July 1, 2002.

A net adjustment of R582.0 million was made to opening shareholders' equity, comprising an adjustment of R249.4 million to the deferred tax opening balance, and R831.4 to the opening balance of derivative financial liabilities to account for the impact of the group's derivative financial instruments at the beginning of the year (refer to Note 21). In accordance with AC133 the comparative financial statements for the year ended June 30, 2002 have not been restated.

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000			Company 2003 R'000	Company 2002 R'000
		2	**Revenue**		
3 084 766	2 408 598		Gross revenue	–	42
(445 772)	–		Less: hedging loss	–	–
2 638 994	2 408 598		Net revenue	–	42
		3	**Profit/(loss) from operations includes the following amongst other:**		
4 446	5 173		Auditors' remuneration	3 912	3 024
1 990	1 911		– audit fees – current year	814	780
293	653		– underprovision – prior year	796	227
2 127	2 508		– fees for other services	2 302	2 017
36	101		– expenses	–	–
19 162	14 933		Management, technical, administrative and secretarial service fees	11 921	14 379
			Staff costs		
			Included in staff costs are:		
755 398	877 812		– Salaries and wages	11 020	10 430
3 944	13 599		– Retrenchment and restructuring costs	4 911	810
49 863	57 552		– Pension fund contributions	–	–
			Income from subsidiaries		
–	–		– administration and management fees	(35 592)	(57 610)
18 129	–		Post retirement medical benefits	–	–
(282)	–		Profit on settlement of restraint of trade	–	(282)
(3 360)	(15 663)		Profit on sale of mining assets	(9 759)	(3 360)
21 996	133 001		Asset impairment and diminution in investments	1 010 784	218 307
21 996	48 029		– mining assets	–	21 996
			– investments in subsidiaries	925 812	196 311
–	84 972		– loans to associated companies	84 972	–
		4	**Directors' emoluments**		
			Executive directors		
			Services rendered as directors of the company		
11 398	12 924		Salaries to directors	12 924	11 398
–	3 410		Retirement package	3 410	–
1 263	85		Restraint of trade payment amortised	85	1 263
			Non-executive directors		
403	943		Directors' fees	943	403
13 064	17 362		*Included in administration and general costs*	17 362	13 064

Group 2002 R'000	Group 2003 R'000			Company 2003 R'000	Company 2002 R'000
		4	**Directors' emoluments (continued)**		
			Executive directors		
49 867	15 496		Share options – gains	15 496	49 867
			Non-executive directors		
9 594	2 146		Share options – gains	2 146	9 594
72 525	35 004		*Total emoluments*	35 004	72 525
		5	**Investment income**		
2	826		Dividends from listed companies	822	–
1 652	4 762		Dividends from equity investments	321	193
–	156		Royalties received	156	–
96	1		Sundry income	–	–
11 809	59 341		Interest received	67 634	14 784
			Surplus on realisation of listed and		
17 448	1 376		equity investments	–	17 160
10 809	10 858		Growth in Environmental Rehabilitation Trust Funds	1 217	541
8 963	1 500		Option fee	500	8 963
5 758	37 107		Unrealised foreign exchange gain	36 886	21 547
(873)	(15 929)		Writedown of investments	–	–
55 664	99 998			107 536	63 188
		6	**Taxation (charge)/benefit**		
182 058	(3 041)		Mining tax	–	–
(363)	–		Non-mining tax	–	–
–	(234)		Share of tax of associate	–	–
181 695	(3 275)			–	–
			Comprising		
			South African		
(342)	(234)		Current tax – current year	–	–
(21)	–		– prior year	–	–
181 597	(167 196)		Deferred tax – current year	–	–
–	167 147		– prior year rate change	–	–
			Foreign		
461	(2 992)		Deferred tax – current year	–	–
181 695	(3 275)		Deferred tax – current year	–	–

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		6 Taxation (charge)/benefit (continued)		
		Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2003, 2002 and 2001, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the company elected not to be exempt from STC, as this would have meant that the company would be subject to normal taxation at the higher rates of 46% for mining income and 38% for non-mining income.		
		The company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of its subsidiaries elected to be subject to the STC exemption.		
		South African deferred tax is provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 37% or 46% (2002: 30%), while the Australian deferred tax is provided at the Australian statutory tax rate of 30% (2002: 30%).		
		Each company is taxed as a separate entity and no tax set-off is allowed between the companies.		
		No provision has been made for mining income taxation in the company as it did not earn any taxable income in the current year.		
532 197	518 683	Unredeemed capex at year-end (available for deduction against future mining income)	135 756	143 072
763 118	1 021 564	Estimated tax losses at year-end (available to reduce the future taxable income)	184 013	206 960
(526 177)	(782 035)	Applied to reduce deferred tax	–	–
769 138	758 212	Tax losses carried forward	319 769	350 032
230 741	315 477	Estimated future tax relief at various rates	95 931	105 010

Group 2002 R'000	Group 2003 R'000			Company 2003 R'000	Company 2002 R'000
			Tax reconciliation		
			Major items causing the group's income tax provision to differ from the statutory rate were:		
207 669	(140 600)		Taxation charge/(benefit) on net income at statutory rate		
(37 099)	(3 259)		Utilisation of deferred tax assets not recognised		
(12 215)	(89 703)		Disallowable expenditure		
8 973	64 122		Exempt Income		
–	167 147		Rate change in rate at which deferred tax recognised		
–	(234)		Share of tax of associates		
14 367	(748)		Other		
181 695	(3 275)		Taxation (charge)/benefit		
		7	**Profit/(loss) per share**		
			Basic		
(510 534)	370 905		The calculation of profit/(loss) per ordinary share is based on profit/(loss) after tax		
			Headline		
			The basic profit/(loss) has been adjusted by the following to arrive at a headline profit/(loss):		
(510 534)	370 905		Basic profit/(loss)		
21 996	133 001		Impairment of assets and investments		
(3 360)	(15 663)		Profit on sale of mining assets		
(17 448)	(1 376)		Profit on sale of investments		
–	(89 333)		Profit on sale of subsidiary		
(509 346)	397 534		Headline profit/(loss)		
			Reconciliation of weighted average ordinary shares to diluted weighted average ordinary shares		
Number	Number				
161 664 648	183 300 665		Weighted number of average issued ordinary shares		
5 642 788	2 943 230		Number of staff share options allocated		
–	14 827 839		Convertible loan notes		
167 307 436	201 071 734		Diluted weighted average number of ordinary shares		
R'000	R'000	8	**Mining assets**	R'000	R'000
1 907 371	1 650 865		*Cost*	426 964	426 781
1 808 792	1 907 371		Opening balance of mining properties, mineral rights, mine development and mine plant facilities	426 781	435 055
83 109	121 483		Additions	186	299
(13 513)	(16 887)		Disposals	(3)	(8 573)
–	(312 796)		Disposed through sale of subsidiary	–	–
28 983	(48 306)		Foreign exchange movement	–	–
1 141 844	1 077 126		*Accumulated depreciation*	374 120	362 705
973 484	1 141 844		Opening balance	362 705	329 308
21 996	48 029		Impairment of assets	–	21 996
133 538	104 929		Current depreciation	11 415	11 401
–	(183 929)		Disposed through sale of subsidiary	–	–
12 826	(33 747)		Foreign exchange movement	–	–
765 527	573 739		Net book value	52 844	64 076

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		8 Mining assets (continued)		
99 218	93 742	Decommissioning cost asset	7 951	7 951
98 784	99 218	Opening balance	7 951	7 951
–	(4 996)	Disposed through sale of subsidiary	–	–
434	(480)	Foreign exchange movement	–	–
92 860	88 953	Decommissioning cost amortisation	7 951	7 951
91 227	92 858	Opening balance	7 951	7 951
1 573	746	Current depreciation	–	–
–	(4 322)	Disposal through sale of subsidiary	–	–
60	(329)	Foreign exchange movement	–	–
6 358	4 789	Net book value	–	–
771 885	578 528	Total assets net book value	52 844	64 076

Included in net book value is an amount of R33 million (2002: R44 million) in respect Argonaut's mineral rights not yet in use acquired from Randgold & Exploration Company Limited. The value of the mineral rights will be written down over the next three years.

Certain assets have been encumbered as security for specified liabilities (refer Note 16).

In assessing the recoverability of the above assets, the estimated cash flows have been calculated using the following estimates:

- recoverable proved and probable reserves of 14.4 million ounces of gold at June 30, 2003;
- sales price estimates are based on a sales price estimate of R96 500 per kilogram of gold (US$350 per ounce) and a base exchange rate of South African rand 8.58 to one US dollar, with the rand weakening in future years based on the expected differential between the local South African interest rate over the United States interest rate in those years;
- working cost estimates are based on current working costs per kilogram at June 30, 2003, escalated for expected South African inflationary increases of approximately 8% per annum; and
- capital cost estimates are based on current estimates of future development costs to mine the current proven and probable reserves, escalated for expected South African inflationary increases of approximately 8% per annum.

Group 2002 R'000	Group 2003 R'000			Company 2003 R'000	Company 2002 R'000
		9	**Non-current investments and other assets**		
1 063	59 213		Investments in listed companies	–	–
2 022	1 063		Opening balance	–	–
–	2 688		Foreign exchange movement	–	–
–	71 792		Additions	–	–
–	(401)		Disposals	–	–
(959)	–		Less: provision for diminution	–	–
–	(15 929)		Less: provision for fair value adjustment	–	–
16 695	12 889		Equity investments	1 138	1 264
631	–		Intangible assets	–	631
18 389	72 102			1 138	1 895
			Environmental Rehabilitation Trust Funds		
110 950	125 928		Opening balance	8 619	2 972
–	(4 695)		Disposed through sale of subsidiary	–	–
8 444	1 704		Contributions	–	5 106
10 809	10 858		Growth in Environmental Rehabilitation Trust Funds	1 217	541
(4 274)	(59)		Less rehabilitation payments from fund	–	–
125 929	133 736		Closing balance	9 836	8 619
144 318	205 838		Total non-current investments and other assets	10 974	10 514

Investments in listed shares consist of:

Detail	% held	Number of shares	Market value 2003 R'000	Carrying value 2003 R'000	Carrying value 2002 R'000
Drillsearch Energy Ltd	#	1 820 000	499	499	585
Emperor Mines Ltd	19.81	22 208 038	58 654	58 654	–
The Afrikander Lease Ltd	#	100	–	–	–
Startrack Communications Ltd	#	1 125 000	50	50	72
Cape Tel Ltd	#	100 000	10	10	5
Randgold & Exploration Company Limited	–	–	–	–	401
			59 213	59 213	1 063

represents a less than 1% shareholding

The monies in the Trust Funds are invested primarily in interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

Equity investments comprise investments in various unlisted companies in South Africa.

The directors of the company perform independent valuations of these unlisted investments on an annual basis to ensure that no significant decline, in value of the investments has occurred.

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		9 Non-current investments and other assets (continued)		
21 751	20 944	Directors' valuation of the equity investments	1 451	1 372
		Intangible assets comprise restraint of trade payments to directors as follows:		
2 612	631	Opening balance	631	2 612
(1 263)	(631)	Less: amortisation	(631)	(1 263)
(718)	-	Buy-out	-	(718)
631	-		-	631
		10 Investments in subsidiaries		
		Share at cost, less provisions	543 541	929 749
		Amounts owing by subsidiaries, less provisions	282 905	497 031
			826 446	1 426 780
		Amounts owing to subsidiaries	237 411	219 631
		Net investment in subsidiaries	589 035	1 207 149
		The interest of the company in the (loss)/profit after taxation of its subsidiaries is:		
		Aggregate losses	(42 721)	(589 199)
		Aggregate profits	658 557	101 354
		A schedule showing the company's financial interest in each subsidiary is given in the Directors' Report on page 10.		
		11 Investment in associate		
-	43 908	Acquired during year (refer to Note 23 – sale of 60% of subsidiary company)	-	-
-	(43 908)	Net share of loss in associate	-	-
-	(43 674)	Share of loss before tax	-	-
-	(234)	Share of tax (refer to Note 6)	-	-
-	-	Closing carrying amount	-	-
-	33 500	Directors' valuation of shares	-	-

The principle associate is	Country of incorporation	% interest held
Crown Gold Recoveries (Pty) Ltd	South Africa	40

On July 1, 2002 the company sold 60% of its wholly-owned subsidiary company, Crown Gold Recoveries (Pty) Ltd, in a deal consistent with its black empowerment strategy. In the prior year the results of this company had been consolidated into the results of the group. Effective July 1, 2002 the remaining 40% interest has been treated as an investment in an associate and has been equity accounted for.

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		12 Inventories		
25 908	13 565	Gold in process	–	–
60 753	45 535	Consumable stores	16	–
86 661	59 100		16	–
		13 Shareholders' equity		
		Details of the make-up of shareholders' equity are provided in the Statements of Shareholders' Equity on page 44.		
		Stated and share capital		
		Authorised		
		300 000 000 ordinary shares of no par value		
500	500	5 000 000 cumulative preference shares of 10 cents each	500	500
		Issued		
2 097 720	2 184 437	184 222 073 (2002: 177 173 485) ordinary shares of no par value	2 184 437	2 097 720
500	500	5 000 000 cumulative preference shares of 10 cents each	500	500
2 098 220	2 184 937		2 184 937	2 098 220

Unissued shares
For the purpose of the Durban Roodepoort Deep (1996) Share Option Scheme, 15% of the issued ordinary shares have been reserved for participants.

On November 12, 2002 the company issued US$66 million convertible loan notes (refer to Note 16). The notes are convertible into DRD ordinary shares at a conversion price of US$3.75 per share, subject to adjustment in certain events.

In terms of an ordinary resolution passed at the previous Annual General Meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

Cumulative preference shares
The terms of issue of the cumulative preference shares are that they carry the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold & Exploration Company Limited in September 1997.

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		13 Shareholders' equity (continued)		
		Option instruments		
		The company currently has one class of options authorised but not issued, namely Durban Deep "C" options. There are 10 000 000 authorised option instruments at the year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share, which are exercisable at any time during the period from the date on which the option is issued by the company to a date not later than five years from the date of issue.		
		14 Provision for environmental rehabilitation		
		Provision for decommissioning		
122 203	128 360	Opening balance	9 868	9 868
1 671	(1 229)	Foreign exchange movement	-	-
–	(6 200)	Disposed through sale of subsidiary	-	-
4 486	5 692	Charge to the income statement	-	-
128 360	126 623	Closing balance	9 868	9 868
		Provision for restoration		
64 341	65 016	Opening balance	18 529	18 892
–	(14 788)	Disposed through sale of subsidiary	-	-
675	7 114	Charge to the income statement	2 770	(363)
65 016	57 342	Closing balance	21 299	18 529
193 376	183 965	Provision for environmental rehabilitation	31 167	28 397
		Future value of environmental rehabilitation obligations is estimated at:		
189 552	179 223	South African operations	31 167	28 397
9 298	15 670	Australian operations	-	-

Amounts have been contributed to irrevocable trusts (refer to Note 9).

The company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		15 Deferred mining and income taxes		
		The following is an analysis of the major categories of temporary difference included in the deferred tax balance:		
(116 888)	(123 804)	Mining assets	–	–
(2 731)	(5 538)	Inventories	–	–
29 203	39 068	Provisions, including rehabilitation provision	–	–
150 663	356 711	Estimated assessed losses utilised	–	–
108 047	147 858	Other	–	–
168 294	414 295	Net deferred mining and income tax asset	–	–
238 258	414 295	Disclosed under non-current assets	–	–
(69 964)	–	Disclosed under non-current liabilites	–	–
168 294	414 295		–	–
		Reconciliation of movement on deferred taxation opening and closing balances		
(14 658)	168 294	Opening balance asset/(liability)	–	–
894	(377)	Foreign exchange movement	–	–
182 058	(170 189)	Movement in current year	–	–
–	249 420	Change in accounting policy adjustment against opening balance	–	–
–	167 147	Rate change	–	–
168 294	414 295		–	–
		16 Long-term liabilities		
		Secured		
1 197	628	a) First National Bank Limited	–	–
9 145	–	b) FBCF Equipment Finance Limited	–	–
14 725	4 926	c) Mineral Resources Development Company	–	–
1 441	263	d) Volvo Truck Finance	–	–
16 286	11 977	e) Bank of South Pacific Limited	–	–
68 705	–	f) JP Morgan Chase Bank	–	–
10 937	–	g) Industrial Development Corporation – Crown	–	–
–	42 864	h) Industrial Development Corporation – Blyvoor	–	–
		Unsecured		
14 743	11 052	i) CAWMS post-retirement medical liability	–	–
184 833	47 900	j) J Aron & Company	–	–
106 620	35 745	k) UBS AG	–	–
–	374 558	l) Convertible loan notes	374 558	–
428 632	529 913		374 558	–
(165 561)	(142 435)	*Less:* Payable within one year shown under current liabilities	(29 581)	–
263 071	387 478		344 977	–

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		16 Long-term liabilities (continued)		
		Long-term liability repayment schedule for capital amounts payable in the 12 months to:		
165 561	-	June 30, 2003	-	-
247 794	142 435	June 30, 2004	29 581	-
9 534	53 959	June 30, 2005	29 581	-
3 000	45 653	June 30, 2006	29 581	-
2 743	287 866	June 30, 2007	285 815	-
428 632	529 913		374 558	-
		Analysis of gross long-term liabilities by currency:		
26 872	17 166	AUS dollar	-	-
14 725	374 558	US dollar	374 558	-
387 035	138 189	SA rands	-	-
428 632	529 913		374 558	-
		Weighted average interest rates:		
		Secured liabilities		
15.25%	14.55%	Mortgage loan and term loans	-	-
12.00%	12.00%	Lease agreements	-	-
		Unsecured liabilities		
-	8.74%	Convertible loan notes	8.74%	-
		Borrowing facilities		
		The company has the following undrawn committed borrowing facilities		
		Floating rate		
-	22 136	Industrial Development Corporation	-	-

a) A mortgage bond of R3 million was obtained by our subsidiary, Stand 752 Parkown Extension (Pty) Ltd in November 1998 in order to acquire the building which houses our registered address and corporate offices. The loan is secured by a first covering mortgage bond over this property and a deed of suretyship signed by us. The mortgage loan bears interest at 0.75% below the prime lending rate offered by First National Bank of Southern Africa Limited on overdraft. At June 20, 2003 the interest rate was 14.75% per annum. Interest is calculated daily and compounded monthly in arrears. The loan is repayable over 60 months in monthly installments beginning in December 1998.

b) The FBCF loan was repaid during the financial year.

Group			Company	
2002 R'000	2003 R'000		2003 R'000	2002 R'000

16. Long-term liabilities (continued)

c) On November 19, 1997, Dome and Tolukuma Gold Mines Limited, or Tolukuma, entered into a loan agreement with Mineral Resources Development Company (Proprietary) Limited, or MRDC, by which MRDC provided a loan of A$2.5 million to Tolukuma. The loan is to be repaid in four equal half-yearly instalments, as per an amended agreement, with the first instalment paid on June 30, 2002 and the last payable on December 31, 2003. Interest is payable at 9% per year and has been capitalised. The loan is secured by a lien on the assets of Tolukuma. The loan agreement provides that neither Dome nor Tolukuma may make dividend payments if such payments would have a material adverse effect on Tolukuma's ability to meet its obligations under the loan. The loan is guaranteed by Dome.

d) In November 2000, a master lease agreement was entered into with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine in Tolukuma to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The initial value of the lease was AUS$1 million. The principal is paid in 35 equal monthly installments starting in December 2000. The lease bears interest at a rate of 12% per annum.

e) In August 2001, Tolukuma entered into a loan agreement with Bank of South Pacific Limited, or Bank of South Pacific. Under this loan agreement, Bank of South Pacific agrees to provide Tolukuma with a cash advance installment loan and/or a letter of credit facility. Tolukuma may request the provision of an advance, or the issue of a letter of credit in favour of Sandvik Tamrock (Pty) Limited to refinance its purchase, or to make payment on the purchase, of certain specific pieces of mining equipment described in the loan agreement.

The loan bears interest at a rate equal to Bank of South Pacific's "Indicator Lending Rate", which is published weekly, plus a margin of 4% per year. As from June 30, 2003, the interest rate on the loan was 17% per year. Interest is payable monthly in arrears. Principal payments are also made monthly in accordance with the payment schedule which Bank of South Pacific calculates from time to time.

Notes to the annual financial statements *for the year ended June 30,*

Group			Company	
2002 R'000	2003 R'000		2003 R'000	2002 R'000

16 Long-term liabilities (continued)

The loan agreement requires Tolukuma to maintain certain financial ratios, advise or seek the approval of Bank of South Pacific on capital expenditures above certain thresholds, and ensures that capital and exploration expenditures do not generate a negative cash flow. Additionally, without the consent of Bank of South Pacific, Tolukuma may not incur financial indebtedness or provide a guarantee of the financial indebtedness of another person, further encumber any of its property, except by operation of law, or dispose of or otherwise create an interest in any of its property other than in the ordinary course of its business. Tolukuma must also notify Bank of South Pacific when it incurs any financial indebtedness, guarantees the financial indebtedness of another person, or issues any shares or alters its share capital. Also, Tolukuma has agreed not to repay any inter-company loan without first obtaining the written consent of Bank of South Pacific.

The loan is secured by fixed and floating charges over the assets of Tolukuma, Dome and Dome Resources (PNG) Limited. Additionally, DRD and Dome (PNG) have guaranteed this loan.

Under the guarantee agreement with Bank of South Pacific, we guarantee the payment and performance of Tolukuma or its obligations to Bank of South Pacific up to maximum or AUS$4.3 million. Also, the guarantee agreement restricts our ability to further encumber or dispose of our assets in Australia or Papua New Guinea without approval from Bank of South Pacific. The guarantee agreement also restricts our ability to receive funds from Tolukuma, enforce certain rights or claims against Tolukuma, take certain actions against Bank of South Pacific, and incur financial indebtedness with respect to assets in Australia and Papua New Guinea. The guarantee agreements for Dome and Dome Resources (PNG) contain similar provisions but do not contain a monetary limit on exposure.

f) The company repaid its position with JP Morgan during the financial year.

g) During the year the company sold 60% of its subsidiary, Crown Gold Recoveries (Pty) Ltd. As a result, this company is no longer consolidated.

Group		Company	
2002	2003	2003	2002
R'000	R'000	R'000	R'000

16 Long-term liabilities (continued)

h) On July 18, 2002, Blyvoor entered into a loan agreement with Industrial Development Corporation of South Africa for R65 million specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2003, the interest rate on this loan stood at 14.5% per annum and R42 864 382 had been drawn down. The loan is repayable in 48 monthly installments starting from September 2003. The loan was secured by a special notarial bond over the Blyvoor metallurgical plant.

The loan agreement prohibits us from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over our ability to change the business of Blyvoor.

i) In September 2001 the company voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the company. The liability is payable over the next five years, bears no interest and is unsecured.

j) During the fourth quarter of fiscal 2002, the company closed out its hedge position with J Aron & Company. This amount is payable over the next 12 months and is unsecured. The loan bears no interest.

k) During the fourth quarter of fiscal 2002, the company closed out its hedge position with UBS AG. This amount is payable over the next 12 months and is unsecured. The loan bears no interest.

l) On November 12, 2002 we issued US$66 000 000 of 6% Senior Convertible Loan Notes due 2006, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into ordinary shares, or, under certain conditions, American Depositary Receipts, or ADRs, at a conversion price of US$3.75 per share or ADR, subject to adjustment in certain events. The company is entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. We offered the notes only to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-US persons in reliance on Regulation S under the Securities Act.

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		16 Long-term liabilities (continued) The fair values of the liability and the equity conversion components are determined on issue of the notes. The fair value of the liability component, included in long-term liabilities net of unamortised raising costs, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity. In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity-conversion component is determined on issue of the bonds and is not change in subsequent periods.		
–	651 420	Face value of convertible loan notes	651 420	–
–	(164 018)	Equity conversion component	(164 018)	–
–	487 402	Liability component on issue date	487 402	–
–	(26 731)	Issuance costs relating to liability component	(26 731)	–
–	460 671	Net liability component on issue date	460 671	–
–	4 187	Issuance costs amortised during the year	4 187	–
–	27 452	Interest expense	27 452	–
–	(19 555)	Coupon paid	(19 555)	–
–	(98 197)	Foreign exchange loss	(98 197)	–
–	374 558	Liability component at the end of the year	374 558	–
		Borrowing powers In terms of the Articles of Association of the company the borrowing powers of the group shall not exceed the greater of R30 million or the aggregate of the issued and paid up capital together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves		
2 098 220	2 339 960	Issued and paid up share capital		
–	–	Distributable reserves in credit balance		
17 692	5 070	Non-distributable reserves in credit balance		
2 115 912	2 345 030			
428 632	529 913	Currently utilised		

17 Provisions and accrual

Group (R'000)	Opening balance	Disposed through sale of subsidiary	Additional provision made	Amounts used (incurred and charged to provision)	Amounts unused reversed	Closing balance
Leave pay accrual	(69 923)	3 913	(45 233)	37 805	6 305	(67 133)
Health care provision	(5 525)	5 525	–	–	–	–
Other provisions	(9 184)	–	–	2 641	1 804	(4 739)
Retrenchment provision	–	–	(1 360)	–	–	(1 360)
	(84 632)	9 438	(46 593)	40 446	8 109	(73 232)
Company (R'000)						
Leave pay provision	(5 979)	–	(1 243)	–	–	(7 222)

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		18 Derivative financial instruments		
–	(230 841)	a) Gold for electricity contract	–	–
–	49 025	b) Call positions bought	–	–
–	(13 582)	c) Interest rate swap agreement	(13 582)	–
–	(195 398)		(13 582)	–
–	49 025	Disclosed under non-current assets	–	–
–	(244 423)	Disclosed under non-current liabilites	(13 582)	–
–	(195 398)		(13 582)	–

a) This amount comprises the fair value of the gold for electricity contract entered into by the company. Changes in fair value have been recorded in the Income Statement. The fair value represents the difference between the contract price that was agreed on the date of the transaction and the forward price on June 30, 2003 (refer to Note 21 for further details of quantities and the timing of settlement). The R230.8 million reflects the fair value as at June 30, 2003 when the gold price was R2 585 per ounce against an average contract price of R2 182 per ounce.

b) This amount reflects the fair value of call positions bought during the financial year by the company. Changes in fair value have been recorded in the Income Statement. As at June 30, 2003 when gold was R2 585 per ounce the fair value represents the difference between the contract price that was agreed on the date of transaction and the price ruling at that date. Refer to Note 21 for further details of quantities and the timing of settlement.

Notes to the annual financial statements *for the year ended June 30,*

Group 2002 R'000	Group 2003 R'000		Company 2003 R'000	Company 2002 R'000
		18 Derivative financial instruments (continued)		
		c) The amount reflects the fair value of the interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-annual coupon payments of the convertible note. Changes in fair value have been recorded in the Income Statement. The fair value represents the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Interbank Acceptance Rate (JIBAR) of + 0.20% together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2003 the six month JIBAR rate was 10.581%. Refer to Note 21 for further details of quantities and the timing of settlement.		
		19 Commitments and contingent liabilities		
		Contracted but not provided for in the annual		
5 703	99 342	financial statements	-	-
22 087	72 638	Authorised by the directors but not contracted for	-	-
27 790	171 980		-	-

The proposed capital expenditure will be funded from future operational cash flows.

Taxation

The South African Revenue Service is currently concluding a review of the company's employees tax and value-added tax compliance. The reviews cover the period from March 1997 to February 2002. Any non-compliance with the provisions of the South African Income Tax Act or Value-Added Tax Act could result in assessments being raised against the company. Management is unable to determine the quantum, if any, of any such assessments.

Environmental

In past years, the company received financial assistance in the form of pumping subsidies from the South African Government for the removal of extraneous water from its underground mine workings. The South African Government withdrew this assistance with effect from April 1, 1998. The company expects that progressive flooding at its Durban Deep and West Wits Sections will eventually cause the discharge of polluted water to the surface and to local water sources. However, at this time, water has not begun to flood to the surface at these sections. The company has ceased operations at these sections.

The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east. ERPM currently has an active pumping programme in place and also a programme to seal all points of water ingress which are not currently in use. This programme has been substantially completed. Most of the mining and pumping in this geographical area has ceased. As a result, the entire basin is experiencing flooding. The company has developed a programme, in close collaboration with the Department of Minerals and Energy, to progressively seal off all potential ingress points at the Durban Deep Section and this programme is substantially underway. The company anticipates that this programme will be completed by May 2005. The company estimates that if ERPM were to cease pumping entirely, water would begin to flood to the surface in the Central Basin within seven years which would have an immediate impact on the surrounding areas.

The West Wits Section is located in the geographical area known as the western basin. There is no hydraulic continuity between the western basin and the central basin. Water has already begun to flood to the surface in this area from other neighbouring mining operations. However, there has been no flooding of water to the surface on any of the company's properties located in the western basin. This water is of poor quality, containing heavy metals, sulphates and other pollutants.

Due to this, the Department of Water Affairs and Forestry, or DWAF, requires that this water be temporarily directed into Robinson Lake to prevent it from reaching the Tweelopiesspruit, which is a local stream. If the water were to reach this stream, it could pollute the neighbouring communities, the Krugersdorp Game Reserve and the Sterkfontein Caves located nearby. A forum on which the company is represented has been established in consultation with DWAF, the Department of Minerals and Energy, the Department of Agriculture, Conservation, Environment and Land and other neighbouring mining operations to address and manage the impact of the current flooding in the area. Similar to the Durban Deep Section, the company has developed a programme to progressively seal all potential ingress points at the West Wits Section. The company anticipates that this programme will also be completed by May 2005.

The sealing of all potential ingress points at these operations will be a permanent measure. All plugs used have been approved by the Department of Minerals and Energy which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise and allow polluted water to discharge to the surface.

Due to the sources of flooding and the potential number of parties involved, the company cannot estimate the amount of any potential liability attributable to it. However, in the event of joint and several liability, the amounts could be significant.

The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section is an active mining operation and pumps water to the surface in the amount of 460 000 cubic feet per day. Most of this water is discharged into the Wonderfontein Spruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighbouring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns.

The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. The Blyvoor Section is currently in operation and monitors all water discharge as required by its environmental management programme. This water is known as "fissure water" and is generally of good quality. Therefore, the company believes that the contribution of this water to pollution in the area is minimal. The company is also considering a plan to purify a portion of the water to potable standards for its own use at the Blyvoor Section.

The company has not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of the company's discharge cannot be addressed without addressing the impact from the discharge of other neighbouring mining operations. These include operations owned by Harmony Gold Mining Company Limited, AngloGold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr Frank Winde and is scheduled to be completed by the end of 2003.

In addition to purifying the water for its own use, the company repairs all sinkholes, in accordance with industry and government standards, as they form on its property. Sinkholes which form outside of the company's property are repaired by the Far West Rand Dolomitic Water Association. Surface rehabilitation is also currently underway.

Notes to the annual financial statements *for the year ended June 30,*

19 Commitments and contingent liabilities (continued)

The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section, and the surrounding land in general, is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose the company to criminal liability under Papua New Guinea legislation. As a result of an internal study of the Tolukuma Section in 2000 and in order to ensure that mercury discharges remain within allowable limits the following programme is being followed:

- daily monitoring of mercury levels at the tailings discharge point and approximately 1 500 feet downstream (grab sampling);
- monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;
- bi-annual monitoring of stream sediments;
- addition of water to tailings prior to discharge to dilute metal concentrations; and
- gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge.

Lead, mercury, cyanide and arsenic occur naturally in the ore processed at the Tolukuma Section. The company's operations in South Africa do not mine mercury, lead or arsenic rich ores. Therefore, the company does not discharge these heavy metals into any riverine system in South Africa. Cyanide is associated with the mining process and is discharged into the riverine system as a result of the inability of the company to use conventional tailings dams. In South Africa, the company does not discharge cyanide into riverine systems. Prior to discharge, the cyanide is degraded in a detoxification process and levels are monitored daily.

Through visits with local communities by mine staff members, the company has become informed that communities located downstream from the Tolukuma Section do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which the company has provided, and the company is not aware of any adverse health effects on communities associated with the Tolukuma Section.

Furthermore, the company is not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Section into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. As discussed above, we increased our environmental management systems in response to this study.

Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Section being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon mixing with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, a negligible impact on the lower Angabanga floodplain and Oxbow lakes which are located downstream from the Tolukuma Section. An additional study took place during June of 2003, the results of which are still pending.

Additionally, a comprehensive monitoring programme has been undertaken in accordance with the company's approved Environmental Management and Monitoring Programme which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys will be conducted during July and September of 2003. During March 2003, an environmental audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, the company's environmental plan and the Enviromental Management and Monitoring Programme. Therefore, the company is unable to provide an assessment of its exposure to loss.

The company has not established any loss accruals for legal or environmental matters, other than the rehabilitation provision discussed in Note 14. There has been no loss and no reasonably possible loss for which an accrual has not been established. The company does not have any insurance coverage available for environmental contamination as it is not possible to obtain such coverage.

Mining rights

The company's rights to own and exploit its mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the company's mineral reserves and deposits are located in South Africa.

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President. Until then, the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorisation from the State.

The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

The Act calls for a Broad-Based Socio-economic Empowerment Charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including the company), and with representatives of other stakeholders.

The Charter requires that each mining company achieve 15% ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26% such ownership within 10 years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller-willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40% participation by historically disadvantaged persons in management and 10% participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the Government in February 2003.

The company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. The company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter's spirit. The company believes that it is well placed to meet the Charter's targets in accordance with the scorecard. However, at this point the company is unable to set out a definitive timeline of when it will comply with its objections before the expiration of the 10 year time limit as the legislation was only recently passed. It is also not possible for the company to identify any permits, rights or investments which it may lose for any non compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for the company to meet its obligations by disposing of its less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, the company does not anticipate incurring any loss in fulfilling it obligations provided that it is able to identify suitable partners that are able to acquire adequate funding.

Notes to the annual financial statements *for the year ended June 30,*

20 Employee contribution plans

Pension and provident funds

The Group participates in a number of industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956. All the pension funds are actuarially valued at intervals of not more than three years using the projected benefit valuation basis. All pension funds have been valued during the last three years and were certified to be in a sound financial position. The provident funds are funded on the "money accumulative basis" with the members' and company's contributions having been fixed in the constitutions of the funds.

The majority of the Group's employees are covered by the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2003 amounted to R57.5 million (year ended June 30, 2002: R49.9 million).

Post-retirement benefits other than pensions

Previously, skilled workers (clerical workers and mine management) participated in multi-employer plans, which paid certain medical costs. Employer contributions were determined on an annual basis by the funds. Qualifying dependants received the same benefits as active employees.

Currently, no post-retirement benefits are available to other workers.

A subsidiary of the company has voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the company. The fixed amount, which was determined based on negotiations between the company and the fund, is payable over the next four years, bears no interest and is unsecured. (See Note 16(i)).

Long service awards

The Group participates in the Chamber of Mines of South Africa Long Service Awards Scheme or the "Scheme". The Scheme does not confer on any employee or other persons any right of payment of any award. In terms of the Scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and the Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee's skill level and years of service with qualified gold mining companies. Due to the nature of the award and the uncertainty surrounding the ultimate payment of the award by the company, no provision is made for any potential payment.

Share option scheme

(a) Details of scheme

The company has an employee share option scheme ("ESOS"), the Durban Roodepoort Deep (1996) Share Option Scheme, under which senior employees may be granted options to purchase shares in the company's authorised, but unissued ordinary shares. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options is the lowest seven-day trailing average of the closing market prices of an ordinary share on the Johannesburg Securities Exchange ("JSE"), as confirmed by the company's directors, during the three months preceeding the day on which the employee is granted the option. (Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option.) The vesting period for options is determined by the directors.

All options expire 10 years after grant date.

Share options activity in respect of the ESOS was as follows:

	Outstanding		Vested	
	Number of shares	Average price per share R	Number of shares	Average price per share R
Balance at June 30, 2001	13 527 500	7.30	69 500	7.10
Granted	4 401 370	13.60		
Exercised	(10 707 573)	7.63		
Forfeited/lapsed	(462 188)	5.91		
Balance at June 30, 2002	6 759 109	10.98	162 000	11.82
Granted	3 113 500	23.04		
Exercised	(2 292 361)	9.01		
Forfeited/lapsed	(1 303 566)	12.08		
Balance at June 30, 2003	6 276 682	17.45	1 342 839	17.65

Utilising a Black Scholes valuation model and based upon certain assumptions made by management the fair value expense of the ESOS was R44.0 million for the year ended June 30, 2003 (R28.1 million for the year ended June 30, 2002).

21 Financial instruments

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates their fair value due to the short term maturity of these deposits. Cash and cash equivalents are placed with major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the respective financial institutions.

Derivative financial instruments

In the normal course of its operations, the group is exposed to commodity price, currency, interest, liquidity and credit risks. The company enters into transactions, which make use of derivative instruments to economically hedge certain exposures. These instruments include forward contracts, interest rate swaps and options. The decision to use these types of transactions is based on our hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are measured at fair value with resultant gains and losses being included in the income statement for the period.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is not the company's policy to hedge this commodity price risk.

Gold for electricity contract

In October 2000 the company entered into a five-year contract to buy electricity from Eskom. Under the terms of our agreement, we pay Eskom's standard electricity tariff for all energy we consume, with the minimum offtake of 75 GWh per month as specified in the contract.

The gold price adjustment is based on the notional amount of 15 000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period of 30 days.

Notes to the annual financial statements *for the year ended June 30,*

21 Financial instruments (continued)

This contract expires in September 2005.

The company has adopted AC133 Financial Instruments: Recognition and Measurement. The Eskom contract is deemed to be 'held for trading' as it does not meet the definition of 'a hedging' instrument and is measured at fair value, with the resultant gains and losses being charged to the income statement for the period. In accordance with AC133 the comparative financial statements for the year ended June 30, 2002 have not been restated.

As discussed in Note 18 to the financial statements, the fair value of the gold for electricity contract was negative R230.8 million as at June 30, 2003.

	2004	2005	2006
Gold for electricity contract			
Ounces	180 000	180 000	45 000
Average price (R/ounce)	2 176.00	2 240.00	2 256.00

The above table reflects the number of ounces committed and the average contract price over the remaining period of the contract.

Call positions bought

During the financial year the company purchased call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. A total of 272 110 ounces of positions were purchased for R135 million. This contract expires in September 2005.

	2004	2005	2006
Call positions bought			
Ounces	95 785	45 060	11 265
Average price (R/ounce)	3 058.60	2 240.00	2 256.00

As discussed in Note 18 to the financial statements, the fair value of the call positions bought was positive R49.0 million as at June 30, 2003.

Interest rate swap agreement

An interest rate swap agreement was entered into to minimise the exposure to changes in interest rates with regard to its coupon payable on the convertible loan notes (refer to Note 16). The fixed coupon rate (in US dollars) was swapped for a floating South African interest rate, calculated at JIBAR + 0.2% per annum.

As discussed in Note 18 to the financial statements, the fair value of the interest rate swap agreement was negative R13.6 million as at June 30, 2003.

Concentration of credit risk

The group's financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, its debtors and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

In addition, the group's South African operations all deliver their gold to Rand Refinery Limited which refines the gold to saleable purity levels and then sells the gold, on behalf of the group, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by Rand Refinery, the risks and rewards of ownership have passed.

The Australasian operations deliver their gold to one customer, N M Rothschild, and receive proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

Foreign currency risk

The group's functional currency is the South African rand. Although gold is sold in US dollars, the company is obliged to convert this into South African rand. The company is thus exposed to fluctuations in the US dollar/South African rand exchange rate. By economically hedging the gold proceeds in South African Rands, the company mitigates this risk. The company conducts its operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that it will realise from its operations as gold is sold in US dollars while production costs are incurred primarily in South African rands and Papua New Guinean kina. The company's results are positively affected when the US dollar strengthens against these foreign currencies and adversely affected when the US dollar weakens against these foreign currencies. The company's cash and cash equivalent balances are held in US dollars, South African rands and Papua New Guinean kina; holdings denominated in other currencies are relatively insignificant.

Interest rates and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Funding deficits for the group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

From time to time the company enters into interest rate swap agreements to mitigate interest rate risk.

Fair value of financial instruments

The following table represents the carrying amounts and fair values of the group's financial instruments outstanding at June 30.

	2003 R'000 Carrying amount	2003 R'000 Fair value	2002 R'000 Carrying amount	2002 R'000 Fair value
Financial assets				
Cash and cash equivalents	331 820	331 820	247 332	247 332
Accounts receivable	172 551	172 551	126 644	126 644
Listed investments	59 213	59 213	1 063	1 063
Financial calls	49 025	49 025	–	–
Investments in Environmental Trust	133 736	133 736	125 929	125 929
Financial liabilities				
Account payable and account liabilities	(300 002)	(300 002)	(390 954)	(390 954)
Bank overdrafts	(29 110)	(29 110)	(5 516)	(5 516)
Gold for electricity contract	(230 841)	(230 841)	–	–
Interest rate swap agreements	(13 582)	(13 582)	–	–
Long-term debt				
– long-term portion	(387 478)	(387 478)	(263 071)	(263 071)
– short-term portion	(142 435)	(142 435)	(165 561)	(165 561)
Equity portion of convertible loan notes	(155 023)	(155 023)	–	–

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term borrowings approximates their fair values due to the short-term maturities of these assets and liabilities.

The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest bearing securities, which approximate their fair value.

Notes to the annual financial statements *for the year ended June 30,*

22 Segment information

The Group operates in one industry segment, being the extraction and production of gold and related by-products.

	2003 South African operations R'000	2003 Australasian operations R'000	2003 Total R'000
Revenue	2 195 041	213 557	2 408 598
Result			
Profit/(loss) from operations	122 368	(30 458)	91 910
Other operating income/(loss)	115 130	(15 132)	99 998
Finance costs	(33 931)	(5 567)	(39 498)
Taxation charge	(284)	(2 991)	(3 275)
Profit/(loss) after tax	438 439	(67 534)	370 905
Balance Sheet			
Mining assets	484 062	94 466	578 528
Net current assets/(liabilities)	143 392	(124 423)	18 969
Other information			
Capital expenditure	97 091	24 392	121 483
Change in asset impairment and diminution in investments	133 001	-	133 001
Total number of employees including contractors	18 766	472	19 238

	2002 South African operations R'000	2002 Australasian operations R'000	2002 Total R'000
Revenue	2 415 059	223 935	2 638 994
Result			
Loss from operations	(675 137)	(48 547)	(723 684)
Other operating income	50 566	5 098	55 664
Interest paid	(21 007)	(3 202)	(24 209)
Taxation benefit	181 234	461	181 695
Loss after tax	(464 344)	(46 190)	(510 534)
Balance Sheet			
Mining assets	627 675	144 210	771 885
Net current liabilities	(251 872)	61 844	(190 028)
Other information			
Capital expenditure	64 640	18 469	83 109
Change in asset impairment and diminution in investments	(50 942)	-	(50 9442)
Total number of employees including contractors	20 405	529	20 934

23 Related party transactions

The group has related party relationships with its associates (refer Note 11) and with its directors and senior managment.

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurements manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The company's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Sale of 60% of subsidiary company

Effective July 1, 2002, we engaged in a transaction consistent with our black empowerment strategy by entering into a share purchase agreement with the Industrial Development Corporation of South Africa ("IDC"), and Khumo Bathong Holdings (Pty) Ltd ("KBH"). Under this share purchase agreement, we sold 57% of our interest in Crown Gold Recoveries (Pty) Ltd ("CGR"), to IDC and 3% of our interest in CGR to KBH for a total consideration of R105 million, and realised a profit of R89.3 million. KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million owed by CGR to us.

As part of this transaction, we loaned KBH R5.3 million to fund its initial purchase of 3% of our interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3% per annum. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 48 928 824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured.

Shortly thereafter, KBH chose to exercise its option to purchase all of IDC's interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by DRD and 60% by KBH. Also, as part of this transaction, KBH repaid IDC's portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to DRD.

Also as part of this transaction, KBH subscribed for 4 794 889 of our ordinary shares (representing 2.6% of our outstanding ordinary shares at June 30, 2003) for a cash subscription price of R68 million. The subscription agreement entered into by us and KBH places restrictions on KBH's ability to sell or otherwise dispose of these shares.

Dr Paseka Ncholo, chairman of KBH, is also a non-executive director of DRD. Dr Ncholo earned R150 000 in board fees during the year ended June 30, 2003.

Purchase of 100% of ERPM by CGR

In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in East Rand Porprietary Mine Limited ("ERPM"), for R100 million. In connection with this transaction, we have provided ERPM with a loan of R10 million. In addition, an amount of R60 million was lent by DRD to CGR which CGR paid to the then shareholders of ERPM as an interest-free loan. CGR has received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders' claim to CGR. The South African competition authorities have approved the transaction and the R60 million loan is deemed to be part payment of the purchase price of R100 million by CGR for the acquisition of the shares and the claims of ERPM.

Transactions with associate companies

During the year ended June 30, 2003 we earned R11.6 million in management fees from CGR and R12.7 million in management fees from ERPM. At June 30, 2003 CGR owed the group R193.2 million, KBH owed the group R6.3 million, and ERPM owed the group R27.3 million. Interest amounting to R 27.7 million was earned by the group on the loans to CGR, R1.0 million was earned by the group on the loans to KBH, and R1.4 million was earned by the group on the loans to ERPM for the year ended June 30, 2003. No dividends were received from associates in 2003. Transactions with associates are priced on an arm's length basis.

Sale of old and unused DRD mine assets

An agreement between DRD and New Era Diggers (Pty) Ltd was concluded on June 12, 2003 for the sale of unused mining assets to the value of R37 million, of which R6.0 million was received prior to year-end.

Notes to the annual financial statements *for the year ended June 30,*

24 Subsequent events

Share option agreement

On August 25, 2003 Durban Roodepoort Deep, Limited and the Investec Group entered into a option agreement for DRD shares. The option entitles the Investec Group to acquire 18 million new fully paid-up DRD ordinary shares. The option is an American-style call option with a strike price in US dollars equal to 95% of the trade-weighted average price of DRD American Depository Receipts (ADR's) trading on NASDAQ for the 30 days prior to exercise date. The option carries an expiry date of October 3, 2003. On September 5, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as at June 30, 2003. On September 8, 2003, we announced that Investec exercised the option in respect of 18 million ordinary shares at a price of US$2.3967 per ordinary share for a total consideration of US$43.14 million. On September 11, 2003 we also announced that Investec had exercised the remainer of the option in respect of 9 million ordinary shares at a price of US$2.4242 per ordinary share for a total consideration of US$21.82 million. DRD will apply the proceeds towards its general corporate funding requirements, including growth.

Review of North West Operations

On July 21, 2003, we entered into a 60-day review period on the North West Operations designed to restore the operations to profitability. On August 25, 2003, management announced a proposal to meet this target. The proposal has been submitted to all stakeholders, including organised labour, the Department of Labour and the Department of Minerals and Energy for their input. The proposal includes a reduction of gold production of approximately 20% at the operations, the mothballing of some infrastructure (already fully impaired at year end) and the possible reduction of approximately 4 500 employees.

Condensed consolidated financial statements – US GAAP

Durban Roodepoort Deep, Limited provides as part of this annual report, to all shareholders, condensed financial statements derived from and presented in the manner detailed below.

Basis of preparation

The condensed consolidated financial statements have been derived from the group's consolidated financial statements as prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). US GAAP differs in certain material respects from South African Generally Accepted Accounting Principles ("SA GAAP"). The condensed consolidated financial statements do not include notes in support of the financial information presented therein. The group's consolidated financial statements prepared in accordance with US GAAP from which the condensed consolidated financial statements have been derived, contain detailed notes prepared in accordance with US GAAP. The consolidated financial statements prepared in accordance with US GAAP, together with related notes, are included under Item 18 in Durban Roodepoort Deep's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on or about December 31, 2003. The Durban Roodepoort Deep, Limited Annual Report on Form 20-F for the year ended June 30, 2003 as filed with the United States Securities and Exchange Commission on or about December 31, 2003 is available free of charge on EDGAR at www.sec.gov.

The condensed consolidated financial statements set forth below for each of the three years in the period ended June 30, 2003, and as at June 30, 2002 and 2001 has been derived from and should be read in conjunction with the US GAAP financial statements included under Item 18 in Durban Roodepoort Deep's Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission on or about December 31, 2003.

Condensed consolidated financial statements – US GAAP

Condensed consolidated income statements for the years ended June 30

Derived from financial statements prepared in accordance with US GAAP

	2003 US$'000	2002 US$'000	2001 US$'000
Revenues			
Product sales	265 944	303 858	291 325
Costs and expenses	(242 626)	(217 571)	(244 674)
Production costs	(239 961)	(218 056)	(247 098)
Movement in gold in process	(1 251)	(289)	(15)
Movement in rehabilitation provision	(1 414)	774	2 439
Other operating expenses			
Depreciation and amortisation	(11 828)	(15 017)	(15 188)
Employment termination costs	(1 501)	(388)	(2 953)
Impairment of mining assets	(5 303)	(2 167)	(2 752)
Management and consulting fees	(1 649)	(1 888)	-
Post-retirement medical benefits	-	(1 786)	-
Profit on sale of subsidiary	10 281	-	8 600
Profit/(loss) on financial instruments	40 875	(147 153)	(15 406)
Profit/(loss) on sale of other assets and listed investments	1 729	(606)	232
Write-off of investments and loans	(9 382)	(86)	(1 421)
Selling, administration and general charges (including stock based compensation costs of US$4 306 000; 2002: US$2 503 271 and 2001: US$2 933 625) and expenses paid through the issue of shares of US$Nil (2002: US$Nil and 2001: US$315 000)	(10 676)	(13 254)	(33 836)
Net operating income/(loss)	35 864	(96 058)	(16 073)
Non-operating income			
Interest and dividends	7 169	2 786	4 699
Other income	12 763	-	-
Loss from associate company	(4 822)	-	-
Finance costs			
Interest expense	(4 370)	(2 385)	(5 573)
Debt issuance costs	(618)	-	-
Profit/(loss) before tax	45 986	(95 657)	(16 947)
Income and mining tax (charge)/benefit	(299)	42 864	7 005
Net profit/(loss) after tax	45 687	(52 793)	(9 942)
Minority interests	-	-	258
Net profit/(loss) before cumulative effect of accounting change	45 687	(52 793)	(9 684)
Cumulative effect of accounting change (net of income taxes of US$ nil)	(173)	-	(77 950)
Net profit/(loss) applicable to common stakeholders	45 514	(52 793)	(87 634)
Basic profit/(loss) per share (cents) before cumulative effect of change in accounting policy	24.9	(33.0)	(7.0)
Cumulative effect of change in accounting policy	(0.1)	-	(58.0)
Basic profit/(loss) per share (cents)	24.8	(33.0)	(65.0)
Weighted average number of common shares used in computation	183 300 665	161 664 648	134 630 999
Diluted profit/(loss) per share (cents) before cumulative effect of change in accounting policy	24.2	(33.0)	(7.0)
Cumulative effect of change in accounting policy	(0.1)	-	(58.0)
Diluted profit/(loss) per share (cents)	24.1	(33.0)	(65.0)
Diluted weighted average number of common shares used in computation	201 071 734	161 664 648	134 630 999

Condensed consolidated Balance Sheets at June 30

Derived from financial statements prepared in accordance with US GAAP

	2003 US$'000	2002 US$'000
ASSETS		
Current assets	75 431	53 103
Cash and cash equivalents	44 420	23 852
Receivables	23 099	12 213
Inventories	7 912	8 357
Deferred income and mining taxes	-	8 681
Mining assets	81 286	76 427
Cost	227 186	188 004
Accumulated depreciation and amortisation	(145 900)	(111 577)
Other assets		
Non-current receivables	706	-
Derivative financial assets	6 563	-
Deferred income and mining taxes	55 417	58 056
Non-current assets	27 556	13 963
Total assets	246 959	201 549
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	68 932	62 745
Bank overdraft	3 897	532
Accounts payable and accrued liabilities	49 964	45 862
Short-term portion of long-term loans	15 108	15 965
Income and mining taxes payable	(37)	386
Long-term loans	5 690	25 368
Convertible loan notes	62 447	-
Deferred income and mining taxes	-	26 542
Derivative financial liability	32 721	80 174
Provision for environmental rehabilitation	24 626	17 948
Stockholders' equity/(deficit)	52 543	(11 228)
Authorized		
300 000 000 (2002: 300 000 000) common no par value stock 5 000 000 (2002: 5 000 000) cumulative preference stock		
Issued		
184 222 073 (2002: 177 173 485) common no par value stock 5 000 000 (2002: 5 000 000) cumulative preference stock		
Stated capital	360 349	351 537
Additional paid in capital	37 705	33 392
Cumulative preference stock	107	107
Accumulated loss	(296 531)	(342 045)
Other comprehensive income	(49 087)	(54 219)
Total liabilities and stockholders' equity	246 959	201 549

Condensed consolidated financial statements – US GAAP

Consolidated statements of stockholders' equity/(deficit)

Derived from financial statements prepared in accordance with US GAAP

For the years ended June 30

	Number of common stock	Number of preferred stock	Additional paid-in capital US$'000	Stated capital US$'000	Preferred stock US$'000	Accumulated loss US$'000	Other compre-hensive (deficit)/ income US$'000	Total stock-holders' equity/ (deficit) US$'000	Compre-hensive income/ (loss) US$'000
Balance June 30, 2001	154 529 578	5 000 000	30 889	302 959	107	(289 252)	(59 013)	(14 310)	
Exercise of employee stock options	10 643 907			7 634				7 634	
Issue of stock for cash	12 000 000			43 503				43 503	
Stock issue expenses				(2 559)				(2 559)	
Net loss for the year						(52 793)		(52 793)	(52 793)
Stock based compensation			2 503					2 503	
Reclassification adjustment for net gain included in net income, net of tax							(2 683)	(2 683)	(2 683)
Decrease in fair value adjustment on listed investments							(719)	(719)	(719)
Foreign currency translation adjustments							8 196	8 196	8 196
Balance June 30, 2002	177 173 485	5 000 000	33 392	351 537	107	(342 045)	(54 219)	(11 228)	(47 999)
Balance June 30, 2002	177 173 485	5 000 000	33 392	351 537	107	(342 045)	(54 219)	(11 228)	
Exercise of employee stock options	2 253 699			2 244				2 244	
Issue of stock for cash	4 794 889			6 782				6 782	
Stock issue expenses				(214)				(214)	
Net profit for the year						45 514		45 514	45 514
Stock based compensation			4 313					4 313	
Decrease in fair value adjustment on listed investments							(1 759)	(1 759)	(1 759)
Foreign currency translation adjustments							6 891	6 891	6 891
Balance June 30, 2003	184 222 073	5 000 000	37 705	360 349	107	(296 531)	(49 087)	52 543	50 646

Consolidated statements of cash flows for the years ended June 30

Derived from financial statements prepared in accordance with US GAAP

	2003 US$'000	2002 US$'000	2001 US$'000
Net cash (utilized) by operating activities	(23 879)	(64 170)	(16 670)
Net profit/(loss)	45 514	(52 793)	(87 634)
Reconciliation to net cash provided by operations:			
Net increase/(decrease) in provision for rehabilitation	1 414	445	(2 439)
Depreciation and amortization	11 984	15 017	15 188
Change in accounting policy	173	–	–
Amortization of restraint of trade payments	70	124	229
Mining assets impaired	5 303	2 167	2 752
Movement in gold in process	1 251	358	15
Expenses paid through issue of stock	–	–	315
Surplus of sale of mining assets	(1 729)	(331)	(57)
(Loss)/surplus on sale of listed investment	(152)	937	(232)
Share of results of associate company	4 848	–	–
Stock based compensation expenses	4 313	2 503	2 934
Movement on deferred tax	273	(42 085)	(8 150)
Movement in net taxation liability	–	461	(573)
Taxation (refunded)/paid	(471)	(153)	124
Movement in deferred financial liability	(71 961)	12 403	60 025
Profit on disposal of subsidiary	(10 281)	–	(8 609)
Write down of investments and loans	9 382	86	1 421
Effect of changes in operating working capital items:			
Receivables	(19 224)	3 328	3 349
Inventories	97	698	2 747
Accounts payable (excluding short-term loans)	(4 683)	(7 335)	1 925
Net cash (used in)/realized from investing activities	(9 817)	2 854	(1 239)
Additions to investments	(9 108)	(1 961)	(481)
Proceeds from sale of listed investments	196	11 070	982
Additions to mining assets	(13 414)	(8 188)	(6 316)
Proceeds on disposal of mining assets	3 594	1 662	5 879
Decrease/(increase) in restricted cash	–	271	(982)
Cash paid for subsidiaries	–	–	(321)
Proceeds on disposal of subsidiary net of cash disposed of	8 915	–	–
Net cash generated in financing activities	52 082	67 074	13 019
Net proceeds on issue of convertible loan notes	63 605	–	–
Net proceeds from issue of stock	9 026	51 137	25 086
Stock issue expenses	(214)	(2 559)	(1 168)
Long-term loans (repaid)/received	(20 335)	18 496	(10 899)
Net increase/(decrease) in cash and cash equivalents	18 386	5 758	(4 890)
Effect of exchange rate changes on cash	(1 183)	3 718	7 007
Cash and cash equivalents at the beginning of the year	23 320	13 844	11 727
Cash and cash equivalents at the end of the year	40 523	23 320	13 844

Condensed consolidated financial statements – US GAAP

Supplemental to the condensed consolidated financial statements, a reconciliation from SA GAAP to US GAAP results.
This reconciliation is provided for illustrative purposes only.

Income statement information for the year ended June 30

	Notes	2003 R'000	2002 R'000	2001 R'000
Profit/(loss) after taxation determined under SA GAAP		370 905	(510 534)	(234 949)
Adjusted for:				
Convertible debt instruments	A	63 104	–	–
Financial instruments – derivatives	B	–	(211 134)	(354 076)
Financial instruments – listed investments	C	15 929	(27 245)	–
Accounting for business combinations	D	(1 449)	(22 536)	(2 390)
Stock based compensation costs	E	(39 060)	(25 372)	(22 325)
Other		2 208	7 406	27 432
Deferred taxation on adjustments		573	253 456	(4 036)
Effect of US GAAP adjustments		41 305	(25 425)	(355 395)
Net profit/(loss) determined under US GAAP		412 210	(535 959)	(590 344)
Net profit/(loss) determined under US GAAP (US$'000)		45 514	(52 793)	(87 634)

Balance sheet information at June 30

	2003 R'000	2002 R'000	2001 R'000
Shareholders' equity determined under SA GAAP	456 066	438 022	439 361
Adjusted for:			
Convertible debt instruments	(91 919)	–	–
Financial instruments – derivatives	–	(831 399)	(620 265)
Financial instruments – listed investments	–	469	27 714
Accounting for business combinations	19 212	20 661	43 197
Other	9 466	7 256	(150)
Deferred taxation on adjustments	(328)	248 519	(4 937)
Effect of US GAAP adjustments	(63 569)	(554 494)	(554 441)
Stockholders' equity/(deficit) determined under US GAAP	392 497	(166 472)	(115 080)
Stockholders' equity/(deficit) determined under US GAAP (US$'000)	52 543	(11 228)	(14 310)

Notes

A **Accounting for convertible debt instruments**

Under SA GAAP, on the issue of convertible debt instruments, the issuer of the financial instrument is required to classify the instrument's component parts as a liability or as equity in accordance with the substance of the contractual arrangement. The fair value of the conversion option is determined accordingly and is recognized and presented separately in shareholders' equity. The obligation to make future payments of principle and interest to noteholders is calculated by discounting the stream of future payments at the prevailing market rate for a similar liability that does not have an associated equity component as a long-term liability on the amortized cost basis until extinguished on conversion or maturity. Under US GAAP no separate value is attributed to the equity component and consequently the total face value of the loan notes is recognized as debt. The interest rate is calculated using the coupon rate and any premium/discount on redemption.

B Accounting for financial instruments – derivatives

Under SA GAAP, AC133 was adopted with effect from July 1, 2002, whereby certain financial instruments are recorded at fair value. This is consistent with US GAAP.

C Accounting for listed investments

Under SA GAAP, DRD has elected that listed investments are classified as available for sale investments and are recorded at fair value with unrealized gains and losses included in earnings for the relevant period. Under US GAAP, listed investments are carried at fair value with unrealized gains and losses reflected as a component of stockholders' equity.

D Accounting for business combinations

Under SA GAAP the fair value of the purchase consideration given in a business combination is determined at the date of acquisition. Under US GAAP the fair value is determined in accordance with paragraph 74 of APB opinion 16, such that the market prices for a reasonable period before and after the date on which the terms of the acquisition are agreed to and announced are considered in determining the fair value of the securities issued.

E Stock based compensation costs

Under US GAAP, the cost of compensatory plans are recognized as an expense over the periods in which the employee performs the related services. SA GAAP does not require the recognition and measurement of stock based compensation benefits.

Notice to shareholders

Notice is hereby given that the annual general meeting of Durban Roodepoort Deep, Limited will be held at 45 Empire Road, Parktown on Friday November 28, 2003 at 09:00 for the following business:

Ordinary business

1. To receive and consider the audited annual financial statements for the 12 months ended June 30, 2003
2. To re-appoint the auditors in accordance with the Articles of Association
3. To elect directors in place of Messrs MM Wellesley-Wood, IL Murray and RP Hume who retire in accordance with the Articles of Association, but, being eligible, offer themselves for re-election; also to re-elect Messrs DT van der Mescht and A Lubbe elected during the year who need to be re-elected in accordance with the Articles of Association. Biographies of directors standing for re-election are provided in this annual report.

Special business

Ordinary resolution no 1

Resolved: that all the unissued shares in the capital of the company be and hereby placed under the control of the directors as a general authority in terms of Section 221 (2) of the Companies Act 1973 (Act 61 of 1973) as amended, ("the Act"), who are hereby authorised to allot and issue shares in the capital of the company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act and requirements of the Johannesburg Securities Exchange South Africa.

Ordinary resolution no 2

Resolved: that the directors be and are hereby authorised to allot and issue all or some of the authorised but unissued ordinary no par value shares in the capital of the company or options to subscribe for new DRD ordinary shares ("options") or instruments that are convertible to DRD ordinary shares ("convertible instruments") for cash to such person or persons (defined as "public" in terms of the Listing Requirements of the JSE Securities Exchange South Africa) and on such terms and conditions as the directors may, without restriction, from time to time, deem fit as and when suitable opportunities arise therefor, but subject to requirements from time to time of the Articles of Association of the company, the Act and any stock exchange upon which the shares of the company may be quoted or listed and to the following requirements of the JSE Securities Exchange South Africa:

1 this authority shall be valid until the next annual general meeting of the company or 15 months from the date on which this resolution is passed, whichever is the earlier date;

2 a paid press announcement giving full details, including the impact on net asset value and earnings per share of the company, shall be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue in question;

3 issues in the aggregate in terms of this authority will not exceed 15% of the number of shares in the company's issued share capital in any particular financial year. The number of shares which will be issued shall be based on the number of shares (including any options and convertible instruments) in issue at the date of application for the listing of the shares to be issued under this general authority less any shares, options and convertible instruments issued during the current financial year, provided that any shares to be issued pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) will constitute part of the securities in issue at the date of application for the listing of the shares to be issued under this general authority;

4 in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount at which the shares will be issued will not exceed 10% of the weighted average trading price of the shares in question over the 30 business days prior to the date that the price is determined or agreed by the directors of the company; and

5 the approval of a 75% majority of the votes cast by shareholders present in person or represented by proxy at the general meeting is required for this resolution to be effective.

Ordinary resolution no 3

Resolved: that the company hereby approves in terms of Section 222 (1) (a) of the Act, the allotment and issue to any director referred to below of any of the number of shares against his name in as far as he exercises his options in respect of those shares having been granted options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme.

Name of director	Number of options vesting until November 2004
MM Wellesley-Wood	652 086
IL Murray	481 091
DC Baker	60 550
RP Hume	51 875
GC Campbell	28 600
MP Ncholo	26 400
A Lubbe	122 069
DT van der Mescht	174 772

Ordinary resolution no 4

Resolved: that, for the purpose of rule 10.14 of the listing rules of the Australian Stock Exchange Limited, approval is given to the issue of up to 500 000 options to subscribe for fully paid ordinary no par value shares in the capital of the company to non-executive directors under the Durban Roodepoort Deep (1996) Share Option Share ("the Scheme").

Explanatory memorandum

The company is seeking approval for the issue of options to subscribe for fully paid ordinary no par value shares in the capital of the company under the Scheme in the current financial year ending June 2004.

Rule 10.14 of the Australian Stock Exchange Listing Rules ("ASX LR") requires shareholder approval to be obtained for the issue of equity securities to a non-excecutive director or an associate of a non-executive director under the Scheme.

The maximum number of options the company will issue to non-executive directors on or before June 30, 2004 under the Scheme is 500 000. Under the terms of the Scheme, the allocation of options to directors is determined by the Board from time to time. Options approved under this resolution will be issued no later that June 30, 2004.

The exercise price of the options will be determined at the time of issue of the options and will be, in respect of each share which is subject of the option, the average of the closing market prices of a share on the JSE Securities Exchange South Africa ("the JSE") for any continuous period of seven days on which the JSE is open for trading, during the three months preceding the day on which the director is granted the option.

All directors are entitled to participate in the Scheme. The current directors are listed on page 5.

Details of options issued under the Scheme for the 2002/2003 financial year are set out in Special Resolution no 1 below.

Special resolution no 1

Resolved: that the allotment and issue to the non-executive directors referred to below of the number of options set out against their names insofar as they have exercised their options in respect of those shares, in terms of the Durban Roodepoort

Notice to shareholders

Deep (1996) Share Option Scheme and Section 223 of the Companies Act, 1973 (Act 61 of 1973), as amended, be approved and ratified:

Name of director	Number of options	Strike price
DC Baker	8 600	R29.10
	13 200	R19.05
GC Campbell	8 600	R29.10
	14 300	R19.05
RP Hume	10 700	R29.10
	13 200	R19.05
MP Ncholo	8 600	R29.10
	9 900	R19.05

The reason for Special Resolution no 1 is to allow share options in the company's employee share option scheme to be allotted and issued to non-executive directors. The effect of the resolution is to regulate the issue of share options to non-executive directors.

Special resolution no 2

Resolved: that in terms of Section 82(1) of the Companies Act, 1973, (Act 61 of 1973), as amended ("the Act"), the directors of the company be and they are hereby authorised to allot and issue such ordinary no par value shares at a cash price lower than the amount arrived at by dividing that part of the stated capital of the company contributed by the ordinary no par value shares then already in issue by the number of ordinary no par value shares then already in issue, if required.

The reason for and effect of Special resolution no 2 is to authorise the directors to issue ordinary no par value shares in terms of the issue of shares for cash authority or pursuant to the exercise of options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme at an issue price per share in compliance with Section 82(1) of the Act, which states that the price at which the relevant shares are to be issued in terms of the issue of shares for cash should not, unless authorised by a special resolution, be less than the amount arrived at by dividing that portion of the stated capital of the company contributed by the issued ordinary no par value shares in issue at the date of such issue by the number of ordinary no par value shares then in issue.

Special resolution no 3

Resolved: that in accordance with the requirements of Section 82(1) of the Companies Act, 1973, (Act 61 of 1973), as amended ("the Act"), the allotment and issue by the company during the preceding year of 783 488 ordinary no par value shares pursuant to the exercise of options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, all at an issue price lower than the amount arrived at by dividing that part of the stated capital of the company contributed by the ordinary no par value shares then already in issue by the number of those ordinary no par value shares already in issue, be ratified.

The reason for and effect of special resolution no 3 is to ratify the allotment and issue by the company during the preceding year of 783 488 ordinary no par value shares pursuant to the exercise of options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme ("the Scheme"), in order to comply with the requirements of Section 82(1) of the Act. The prices at which these shares were issued was in accordance with the rules of the Scheme.

Special resolution no 4

Resolved: that subject to the provisions of the Companies Act, 1973, The Listings Requirements of the Johannesburg Securities Exchange South Africa and the Articles of Association of the company, the board of directors of the company be authorised, up to and including the date of the following annual general meeting, to approve the repurchase by the company or its subsidiaries of its own shares provided that: the general authority shall not extend beyond 15 months from the date of the passing of this resolution and;

- the general authority to the repurchase by the company shall not exceed the percentage of the company's issued ordinary share capital permitted from time to time by the JSE for repurchase;
- the repurchase by the company shall not be made at a price more than that permitted pursuant to the Listings Requirements of the JSE;
- the purchase may not result in a subsidiary, together with all other subsidiaries of the company, holding more than 10% of the entire issued share capital of the company;

- the repurchase will not take place within the prohibited periods provided by the Listings Requirements of the JSE from time to time.

The reason for and effect of special resolution no 4 is to enable the board of directors, up to the earlier of the date of the next annual general meeting or 15 months from the date of the passing of this resolution, to approve the repurchase by the company of its shares subject to the limitations included in the resolution and provided that such repurchase is effected through the order book operated by the JSE trading system, without prior understanding or arrangement between the company and the counter party, and that, after such repurchase, the company will still comply with the shareholder spread requirements set out in the Listings Requirements of the JSE. For the purposes hereof, the company may, at any point in time, only appoint one agent to effect repurchases on its behalf.

At present the JSE does not allow repurchases to be made at a price greater then 10% above the weighted average of the market value of the shares for the five business days immediately preceding the date on which the transaction is effected.

The directors of DRD are of the opinion that opportunities to repurchase the company's shares, which could enhance the earnings per share and/or net asset value per share, may present themselves in the future. Accordingly, in order that the group be placed in a position to be able to utilise the provisions of the Companies Act, 1973, it is proposed that the board of directors of the company by authorised to authorise the company, by way of general authority, to acquire the maximum shares permitted by the JSE, which is currently 20% in aggregate of the issued ordinary shares of the company in a financial year.

The directors of DRD will not make any repurchases under this general authority unless they are of the view at such time that, taking into account the maximum number of shares that could be prepurchased:

- the company and the group would be in a position to repay their debts in the ordinary course of business for a period of 12 months after the date of the notice of this annual general meeting ("the next year");
- the assets of the company and the group, fairly valued in accordance with generally accepted accounting practice, would be in excess of the liabilities of the company and the group for the next year;
- the ordinary capital and reserves of the company and the group for the next year will be adequate; and
- the working capital of the company and the group will be adequate for the next year's operations.

The company may not enter the market to proceed with the repurchase until Durban Roodepoort Deep's sponsor, has confirmed the adequacy of their working capital for the purpose of undertaking a repurchase of shares in writing to the JSE.

Each member is entitled to attend the meeting if they so wish or to appoint one or more proxies (who need not be a member of DRD) to attend, speak and vote in place of that member at the annual general meeting of shareholders.

For use only by DRD shareholders holding share certificates and Central Securities Depository Participants' ("CSDPs"), nominee companies and brokers' and other nominee companies on the sub-register of DRD and shareholders who have dematerialised their share certificates and who have elected own-name registration through a CSDP at the annual general meeting of shareholders of DRD to be held in the boardroom, 45 Empire Road, Parktown, Johannesburg on Friday November 28, 2003 at 09:00 (South African time) ("the annual general meeting of shareholders").

DRD shareholders who have already dematerialised their shares through a CSDP or broker and who have not elected own-name registration in the sub-register maintained by a CSDP and DRD shareholders who hold certificated ordinary shares through a nominee must not complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend the annual general meeting of shareholders or, if they do not wish to attend the annual general meeting of shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

By order of the board



JH Dissel
Acting company secretary
September 30, 2003

Shareholder analysis as at June 30, 2003

Analysis of ordinary shareholders/beneficial holders

Holders	Members	Number of shares held	Percentage of issued shares
Individuals	5 537	3 246 633	1.76
Institutions and bodies corporate	657	180 975 440	98.24
Total	6 194	184 222 073	100.00

Analysis of shareholdings

Range	Members	Number of members as a percentage	Number of shares held	Percentage of issued shares held
1 – 500	5 833	94.17	2 317 587	1.26
5 001 – 100 000	298	4.81	4 595 004	2.50
100 001 – 1 000 000	51	0.82	11 999 382	6.51
1 000 001 and more	12	0.20	165 310 100	89.73
Total	6 194	100.00	184 222 073	100.00

Shareholding over 1%

	Number of shares held	Percentage of shares held
Bank of New York (on behalf of ADR holders)	149 227 819	81.00
Khumo Bathong Holdings (Pty) Ltd	4 794 889	2.60
ANZ Nominees Limited (recorded on Australian Branch Register)	4 765 669	2.59
Soges-Dewaay SA (Brussels)	3 256 344	1.77
Brokers Proprietary	3 181 576	1.73

Share performance

	JSE	NASDAQ	ASX	FRANKFURT	TOTAL
Number of shares traded (million)	61	708	2	30	802
% of total issued shares	33	384	1	16	435
Price quoted	Rands	US$	A$		
Highest	46.01	4.16	8.10	4.69	
Lowest	15.60	2.11	3.50	1.94	
Closing	19.30	2.52	3.70	2.24	
Market capitalisation at year-end (million)	3 555	464	682	413	

Summary of shareholders spread as at June 30, 2003

Shareholder type	SA registered holders				Foreign registered holders				Totals			
	Members	%	Shares	%	Members	%	Shares	%	Members	%	Shares	%
Public	4 794	77.40	2 789 691	1.51	1 395	22.52	175 001 441	95.00	6 189	99.92	177 791 132	96.51
Directors (Direct, indirect and non-beneficial)	4	0.06	5 530 941	3.00	1	0.01	900 000	0.49	5	0.08	6 430 941	3.49
Grand totals	4 798	77.46	8 320 632	4.51	1 396	22.53	175 901 441	95.49	6 194	100	184 222 073	100

Shareholders' diary

Annual general meeting

Date	November 28, 2003
Time	09:00
Place	DRD Building, 45 Empire Road, Parktown Johannesburg, South Africa

Quarterly reports	Publication date
1st Quarter	October 2003
2nd Quarter	January 2004
3rd Quarter	April 2004
4th Quarter	July 2004

Copies of the company's quarterly reports may be obtained by making application to the company secretary, the share transfer secretaries in South Africa, Australia or the United Kingdom.

Members are requested to notify any change of address to the share transfer secretaries in South Africa, Australia or the United Kingdom.

Conversion table

The following conversion factors have been used in this document.

Currency — Average exchange rate during year US$1 = R9.05
Closing exchange rate at June 30, 2003 US$1 = R7.47

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tonne	1 short tonne	0.9072 metric tonne
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	32.1507 grams
1 kilometre	0.62150 miles	1 mile	1.609 kilometres
1 metre	3.28084 feet	1 foot	0.3048 metres
1 litre	0.2642 gallons	1 gallon	3.785 litres
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimetre	0.3937 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/tonne	1 ounce/tonne	34.28 grams/tonne

Glossary of terms

Assay	To determine the mineral content.
By-products	Any products that arise from the core process of producing gold, including silver.
Cash costs	Measurement that represents the full costs incurred inclusive of royalties and production taxes. Depreciation, rehabilitation, corporate administration and retrenchment are excluded.
Capital expenditure	Total capital expenditure on mining assets to both expand and maintain operations.
Competent person	The SAMREC Code defines a competent person as a person who is registered with any one of SACNASP, ECSA, PLATO or any other statutory South African or international body that is recognised by SAMREC. A competent person should have a minimum of five years' experience relevant to the style of mineralisation and type of deposit under consideration and to the activity, which that person is undertaking.
Cut-off grade	The grade at which the orebody is mined with no profit or loss, i.e. the breakeven grade.
Debt	Borrowings, including short-term payments.
Depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development	Activities (including shaft sinking and on-reef tunnelling) required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralised material to reserves.
Dilution	Waste, which is mined with ore in the mining process.
ECSA	The Engineering Council of South Africa.
EMPR	Environmental Management Programme Report.
Exploration	Activities associated with ascertaining the existence, location, extent or quality of mineralised material, including economic and technical evaluation of mineralised material.
Equity	Shareholders' equity adjusted for other comprehensive income and deferred taxation.
Faulting	The process of fracturing that produces a displacement of rock.
Footwall	The underlying side of a fault, orebody or stope.
g	gram.
g/t	gram per tonne.
Grade	The quantity of metal per unit mass or ore expressed as a percentage as ounces or grams per ton of ore.
Hanging wall	The overlying side of a fault, orebody or stope.
Head grade	The grade of the ore as delivered to the metallurgical plant.
In situ	In place, i.e. within unbroken rock.
Indicated mineral resource	An 'indicated mineral resource' is the part of a mineral resource for which tonnage; densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred mineral resource	An 'inferred mineral resource' is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

JSE	Johannesburg Securities Exchange, SA.
KBH	Khumo Bathong Holdings (Pty) Ltd.
kg	Kilogram.
Level	The workings or tunnels of an underground mine which are on the same horizontal plane.
Life-of-mine (LOM)	Number of years that the operation is planning to mine and treat ore, and taken from the current mine plan.
m	Metre.
Market capitalisation	The number of ordinary shares in issue at close of business on June 30, 2003, multiplied by the closing price of the share as quoted on stock exchanges.
Measured mineral resource	A 'measured mineral resource' is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological continuity.
Metallurgical plant	Processing plant used to treat ore and extract the contained metals.
Mill/Milling	The comminution of the ore, although the terms has come to cover the broad range of machinery inside the treatment plant where the mineral is separated from the ore.
Mineable	That portion of a mineralised deposit for which extraction is technically and economically feasible.
Mineral reserve	A 'mineral reserve' is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves.
Mineral resource	A 'mineral resource' is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.
Mine call factor ("MCF")	The ratio of the grade of material received at the mill to the grade of the ore calculated by sampling in stopes.
Mineralisation	The presence of a target mineral in a mass of host rock.
Mt	Million tons.
Ore	A mixture of mineralised material from which at least one of the contained minerals can be mined and processed at an economic profit.
Ounce	One troy ounce which equals 31.1035 grams.
Pay-limit	The break-even grade at which the orebody can be mined without profit or loss, calculated using forecast commodity prices, working costs and recovery factors.
PLATO	The South African Council for Professional Land Surveyors and Technical Surveyors.

Glossary of terms

Probable mineral reserve	A 'probable mineral reserve' is the mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Production	The day-to-day activities directed to obtaining saleable product from the mineral resource on a commercial scale. It includes extraction and other processing prior to sale.
Proved mineral reserve	A 'proved mineral reserve' is the economically mineable material derived from a measured mineral reserve. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration or and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Recovery grade	The actual grade of ore realised after the mining and treatment process.
Reef	A mineralised horizon containing economic levels of metal.
Rehabilitation	The process of restoring mined land to allow appropriate post-mining use. Rehabilitation standards are determined and audited by the South African Department of Minerals and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.
SACNASP	The South African Council for Natural Scientific Professions.
Shaft	A shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises conveyances for men, material and ore in the shaft.
Stope	The underground excavation within the orebody where the main production takes place.
Strike	The direction in which a horizontal line can be drawn on a plane.
The SAMREC Code	The South African Code for Reporting of Mineral Resources and Mineral Reserves including the guidelines contained therein.
Tonnage	Quantities where the ton or tonne is an appropriate unit of measure.
Tonne	One tonne is equal to 1 000 kilograms (also known as a metric ton).
Tailings	Finely ground rock from which valuable minerals have been extracted.
Tailings dam	Dams or dumps created from waste material from processed ore after the economically recoverable metal has been extracted.
tpa	Tonnes per annum.
tpm	Tonnes per month.
tpm^3	Tonnes per cubic metre.
Weighted average number of ordinary shares	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.
Yield/Recovered grade	The actual grade of ore realised after the mining treatment process.

Form of proxy

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DUR
ISIN: ZAE 0000015079
("DRD" or "the company")

For use only by DRD shareholders holding share certificates and Central Securities Depository Participants' ("CSDPs"), nominee companies and brokers' and other nominee companies on the sub-register of DRD and shareholders who have dematerialised their share certificates and who have elected own-name registration through a CSDP at the annual general meeting of shareholders of DRD to be held in the boardroom, 45 Empire Road, Parktown, Johannesburg on Friday November 28, 2003 at 09:00 (South African time) ("the annual general meeting of shareholders").

DRD shareholders who have already dematerialised their shares through a CSDP or broker and who have not elected own-name registration in the sub-register maintained by a CSDP and DRD shareholders who hold certificated ordinary shares through a nominee must not complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend the annual general meeting of shareholders or, if they do not wish to attend the annual general meeting of shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

I/we

(BLOCK LETTERS PLEASE)

of

Telephone work (   )

Telephone home (   )

being the holder(s) or custodians of

[   ] shares, hereby appoint

(see note 1 overleaf):
1. or failing him/her
2. or failing him/her
3. the chairman of the annual general meeting of shareholders, as my/our proxy to attend and speak and vote on a show of hands or on a poll for me/us and on my/our behalf at the annual general meeting of shareholders to be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against such resolutions and/or abstain from voting in respect of the DRD shares registered in my/our name as follows (see note 2 overleaf):

Ordinary business	For	Against	Abstain
1. To adopt the audited annual financial statements for the twelve months ended June 30, 2003			
2. To re-appoint the auditors in accordance with the company's Articles of Association			
3. A To re-elect Mr MM Wellesley-Wood as a director of the company B To re-elect Mr IL Murray as a director of the company C To re-elect Mr RP Hume as a director of the company D To re-elect Mr A Lubbe as an alternate director of the company E To re-elect Mr DT van der Mescht as an alternate director of the company			
Special business 4. Ordinary Resolution no 1 To place all unissued shares in the capital of the company under the control of the directors as a general authority			
5. Ordinary Resolution no 2 To authorise the placement of all or some ordinary shares under the control of the directors, to allot and issue such ordinary shares for cash			
6. Ordinary Resolution no 3 To approve the allotment and issue of shares to any director shares in terms of the Durban Roodepoort Deep (1996) Share Option Scheme and Section 222(1)(a) of the Companies Act 1973			
7. Ordinary Resolution no 4 To approve the issue of shares to non-executive directors in terms of the Durban Roodepoort Deep (1996) Share Option Scheme and the Listing Rules of the Australian Stock Exchange			
8. Special Resolution no 1 To approve and ratify the allotment and issue of employee share options to non-executive directors in terms of Section 223 of the Companies Act 1973			
9. Special Resolution no 2 To authorise the directors to allot and issue new ordinary shares in terms of Section 82(1) of he Companies Act, 1973.			
10. Special Resolution no 3 To ratify the allotment and issue of certain ordinary shares during the preceding year to comply with the requirements of Section 82(1) of the Companies Act, 1973.			
11. Special Resolution no 4 To authorise the directors to approve the repurchase by the company or its subsidiaries of its own shares subject to the provisions of the Companies Act, 1973 and the listing requirements of the JSE.			

And generally to act as my/our proxy at the said annual general meeting of shareholders. (Tick whichever is applicable. If no instructions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit – see notes overleaf.

Signed at   on   2003

Signature

Assisted by (where applicable)

Each member is entitled to appoint one or more proxies (who need not be a member of DRD) to attend, speak and vote in place of that member at the annual general meeting of shareholders.

Unless otherwise instructed, my proxy may vote as he/she thinks fit.
Please read the notes on the reverse side hereof.

Notes to proxy

Notes to proxy

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting of shareholders" but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.
2. A DRD shareholder's instruction to the proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his/her proxy to cast his/her votes.
3. Should there be no indication in the appropriate box as to how the shareholder wishes his/her votes to be cast by the proxy then the proxy will be deemed to have been authorised to vote or abstain from voting at the annual general meeting as the proxy deems fit.
4. A shareholder may instruct the proxy to vote in respect of less than the total number of shares in the appropriate box provided. A shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder's votes exercisable at the annual general meeting.
5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa, the United Kingdom or Australia at least 48 hours before the time appointed for the holding of the annual general meeting (which period excludes Saturdays, Sundays and public holidays). Contact details are on page 99.
6. The completion and lodging of this form of proxy by shareholders holding share certificates, CSDPs nominee companies and brokers and other nominee companies on the sub-register of DRD and shareholders who have dematerialised their share certificates and who have elected own name registration through a CSDP or broker, will not preclude the relevant shareholder from attending the annual general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.
7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRD.
8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
9. When there are joint holders of shares any one of such persons may alone sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the annual general meeting, submitted by the holder whose name appears first in the register of the company will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).

Notice of direction

Durban Roodepoort Deep, Limited
ARBN number: 086 277 616
("DRD" or "the company")

This form of notice of direction is to be completed by registered holders of CDI's (Australian register only)

I/we ______________________

(BLOCK LETTERS PLEASE)

of ______________________

Telephone work ( ) ______________________

Telephone home ( ) ______________________

I am the holder of [ ] CDI's of the company and I direct CHESS Depositary Nominees (Pty) Ltd to vote for me in respect of all the CDI's held in my name at the annual general meeting of the shareholders to be held on Friday November 28, 2003 at 45 Empire Road, Parktown, Johannesburg, Gauteng, South Africa at 09:00 (South African time) and at any and all adjournments of that meeting. I direct CHESS Depositary Nominees (Pty) Ltd to vote as follows:

Ordinary business	For	Against	Abstain
1. to adopt the audited annual financial statements for the 12 months ended June 30, 2003			
2. To re-appoint the auditors in accordance with the company's Articles of Association			
3. A To re-elect Mr MM Wellesley-Wood as a director of the company B To re-elect Mr IL Murray as a director of the company C To re-elect Mr RP Hume as a director of the company D To re-elect Mr A Lubbe as an alternate director of the company E To re-elect Mr DT van der Mescht as an alternate director of the company			
Special business 4. Ordinary Resolution no 1 To place all unissued shares in the capital of the company under the control of the directors as a general authority			
5. Ordinary Resolution no 2 To authorise the placement of all or some ordinary shares under the control of the directors, to allot and issue such ordinary shares for cash			
6. Ordinary Resolution no 3 To approve the allotment and issue of shares to any director in terms of the Durban Roodepoort Deep (1996) Share Option Scheme and Section 222(1)(a) of the Companies Act 1973			
7. Ordinary Resolution no 4 To approve the issue of shares to non-executive directors in terms of the Durban Roodepoort Deep (1996) Share Option Scheme and the Listing Rules of the Australian Stock Exchange			
8. Special Resolution no 1 To approve and ratify the allotment and issue of employee share options to non-executive directors in terms of Section 223 of the Companies Act 1973			
9. Special Resolution no 2 To authorise the directors to allot and issue new ordinary shares in terms of Section 82(1) of he Companies Act, 1973.			
10. Special Resolution no 3 To ratify the allotment and issue of certain ordinary shares during the preceding year to comply with the requirements of Section 82(1) of the Companies Act, 1973.			
11. Special Resolution no 4 To authorise the directors to approve the repurchase by the company or its subsidiaries of its own shares subject to the provisions of the Companies Act, 1973 and the listing requirements of the JSE.			

And generally to act as my/our proxy at the said annual general meeting of shareholders. (Tick whichever is applicable. If no directions are given, CHESS will be entitled to vote or to abstain from voting, as it deems fit)

Signed at ______________ on ______________ 2003

Signature ______________________

Assisted by (where applicable)

Notes to direction

1 An instruction from a holder of CDI's in respect of DRD ordinary shares to CHESS must be indicated in the appropriate box by inserting the number of CDI's in respect of which the holder of CDI's wishes CHESS to cast his/her votes.

2 Should there be no indication in the appropriate box as to how the holder of CDI's wishes his/her votes to be cast by CHESS they will be deemed to have been authorised to vote or abstain from voting at the annual general meeting as CHESS deems fit.

3 A holder of CDI's may instruct CHESS to vote in respect of less than the total number of CDI's held by inserting the relevant number of CDI's in the appropriate box provided. A holder of CDI's who gives no indication as to the number of CDI's in respect of which CHESS is entitled to vote will be deemed to have authorised CHESS to vote or abstain from voting, as the case may be, in respect of all the CDI's holders' votes exercisable at the general meeting.

4 A complete notice of direction, to be effective, must reach Computershare Investor Services, GPO Box D182, Perth, WA6840, at least 48 hours before the time appointed for the holding of the annual general meeting (which period excludes Saturdays, Sundays and public holidays).

5 Any alteration or correction made to his notice must be initialled by the signatory/ies.

Contact details

Directors
Mark Wellesley-Wood *(chairman and chief executive officer)*
Ian Murray *(deputy chief executive officer and chief financial officer)*
David Baker *(non-executive)*
Geoff Campbell *(non-executive)*
Rob Hume *(non-executive)*
Dr Paseka Ncholo *(non-executive)*
Deon van der Mescht *(alternate)*
Anton Lubbe *(alternate)*

Audit committee
Rob Hume *(chairman)*
Geoff Campbell
David Baker

Remuneration committee
Geoff Campbell *(chairman)*
David Baker

Company secretary (acting)
Kobus Dissel

London committee
P Dexter
A F Smith

Auditors
KPMG Inc.

Attorneys
Bowman Gilfillan Inc

Bankers
The Standard Bank of South Africa Limited
ABSA Bank Limited

Registered office and secretary's business address
45 Empire Road Parktown
Johannesburg 2193
P O Box 390 Maraisburg 1700
Republic of South Africa
Tel (+2 7 11) 381 7800
Fax (+ 27 11) 482 4641

Listing information
DRD ordinary shares are currently listed on the Johannesburg Securities Exchange, the London Stock Exchange, Brussels Bourse, Paris Bourse, Australian Stock Exchange, NASDAQ in the form of ADR's, on the OTC market on the Berlin and Stuttgart Stock Exchanges and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Investor relations
Ilja Graulich
E-mail: graulich@drd.co.za

Website
www.drd.com
www.durbans.com

Share transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street Johannesburg 2001
Republic of South Africa
Tel (+ 27 11) 832 2652
Fax (+ 27 11) 834 4398

United Kingdom registrars and bearer office
CAPITA IRG Plc
Balfour House, 390/398 High Road
Ilford Essex 1G1 1NQ United Kingdom
Tel (+ 44 20) 870 162 3100
Fax (+ 44 20) 8639 2342

United Kingdom secretaries
St James's Corporate Services Limited
St James's Place London SW 1A 1NP
United Kingdom
Tel (+ 44 20) 7499 3916
Fax (+ 44 20) 7491 1989

French agents
Euro Emetteurs Finance
48 Boulevard des Betignolles
75850 Paris Cedex 17 France
Tel (+33 1) 5530 5900
Fax (+33 1) 5530 5910

Australian corporate registry
Computershare Registry Services (Pty) Limited
Level 2 45 St. George's Terrace
GPO Box 182 Perth
Western Australia 6840
Tel (+61 8) 9323 2000
Fax (+61 8) 9323 2033

Australian agent
Sygnum Financial Services
62 Colin Street West Perth
Western Australia 6005
Tel (+61 8) 9323 2000
Fax (+ 61 8) 9323 2033

Depository bank
American Depositary Receipts
The Bank of New York
101 Barclay Street New York NY 10286
United States of America
Tel (+1 212) 815 3326
Fax (+1 212) 815 3050

Operations
Blyvooruitzicht Gold Mining Company Limited
P O Box 7001 Blyvooruitsig 2504
Tel (+ 27 18) 789 9030
Fax (+ 27 18) 789 9166

Crown Gold Recoveries Limited
Private Bag X9 Crown Mines 2025
Tel (+ 27 11) 289 9000
Fax (+ 27 11) 835 2922

North West Operations
(Including Buffelsfontein Gold Mines Limited and Hartebeestfontein Gold Mining Company Limited)
Private Bag X800 Stilfontein 2550
Tel (+27 18) 487 3690
Fax (+27 18) 487 8132

East Rand Proprietary Mines Limited
P O Box 2227 Boksburg 1460
Tel (+27 11) 917 9827
Fax (+27 11) 892 4650

Tolukuma Gold Mines Limited
P O Box 5043 Baroko
Papua New Guinea
Tel (+ 675) 329 9277
Fax (+ 675) 329 9262

Disclaimer

Some of the information in this annual report may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to U.S. investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our business review, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml



Durban Roodepoort Deep, Limited